9/26

08005189

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Provident Financial plc

*CURRENT ADDRESS Colonnade
Sunbridge Road
Bradford
BD1 2LQ

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2008
THOMSON REUTERS

FILE NO. 82- 35231

FISCAL YEAR 12/31/07

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/6/08

Provident Financial plc

RECEIVED
2008 SEP 26 A 7:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
ARIS
12-31-07
082-35231

Contents

The highlights (continuing operations)

- Profit* and customer number growth in the Consumer Credit Division
- Significant improvement in impairment in both the Consumer Credit Division and Vanquis Bank
- Vanquis Bank around break-even for year
- Real Personal Finance market test progressing well
- Profit before tax from continuing operations up 16.8%* to £115.2m
- Full-year dividend of 63.50p per share
- Strong funding and liquidity positions

The two divisions of our business

Consumer Credit Division

Home credit

Brands
Provident Personal Credit
Greenwood Personal Credit

Products
Small cash loans
Larger loans
Pre-loaded Visa cards
Shopping vouchers

Customers
1.65m (+5.3%)

Direct repayment loans

Brand
Real Personal Finance

Product
Direct repayment loans

Pilot
33 locations
(at March 2008)

Vanquis Bank

Credit cards with lower credit limits

*Stated after adjusting for the one-off £5.5m benefit from changes to pension scheme members' commutation rights in 2006 relating to continuing operations.

new management team
new strategy
new business structure
new approach

What a difference a year makes... In March 2007, we were still four months away from demerging our international business, which took up its own stock exchange listing on 16 July 2007. Since then, we have been able to focus solely on the UK business and start to implement the strategy of broadening our credit offering in the UK non-standard credit market.

Timeline of change

January 2007
Real Personal Finance pilot begins

June 2007
Vanquis Bank achieves first monthly profit

June 2007
Sale of insurance business

July 2007
Demerger of international business

September 2007
Vanquis Bank reaches 300,000 customer mark

December 2007
Consumer Credit Division customer numbers up 5.3%

2007 has been a year of significant change at Provident Financial, with the sale of the insurance business in June followed by the demerger of the international business as a separately listed company in July.

Business established

1880

Number of employees

3,100

Provident Financial's strategy is now clearly focussed on addressing the ten million people in the UK who make up the non-standard credit market. With almost two million satisfied customers served through a network of over 300 branches, modern call centres and internet sites, the group already has the largest non-standard customer base in the UK from which to build. The non-standard population is growing, as mainstream lenders retrench to the prime markets in the face of mounting impairment and, more recently, pressures on liquidity. Consequently, the non-standard market is likely to be the domain of specialists such as Provident Financial.

Home credit has produced excellent results in 2007. After two years of investment in new sales channels and credit management, the business is now delivering consistently high quality growth. Customer numbers finished the year up 5.3% at a record 1.65 million and impairment was down, a combination that has restored underlying profit growth and produced a profit before tax of £123.5m.

Vanquis Bank, the group's fast-growing credit card operation, grew average customer receivables by 51.7% in 2007 and continued to experience an improving impairment trend. The business moved into profit in June, and produced

↓ John van Kuffeler, Chairman



Our new outlook

a profit of £3.3m in the second half, resulting in a loss of just £0.9m for the year in line with the guidance set at the start of 2007. This confirms its status as an important participant in the UK non-standard credit card market and as an important contributor to the group's future profits. In the medium-term, Vanquis Bank is expected to develop a portfolio of 500,000 customers and £300m of receivables, generating a post-tax return on equity of around 30%.

Real Personal Finance is an unsecured direct-repayment loan product, underwritten face-to-face in the customer's home and collected by monthly direct debit, and is a natural extension of home credit. This offer is well suited to the significant number of satisfied customers who migrate from home credit each year because their circumstances have improved, as well as the broader non-standard consumer market. The pilot is progressing well and a decision on the pace of national roll-out will be made later in 2008.

Customers addressed by the group's businesses continue to experience pressures on their disposable incomes from rising food, fuel and utility bills and, therefore, tight credit management remains a main priority for 2008. At present, the group's customer base shows no evidence of distress from unemployment. Even in the event of a more severe downturn, we believe that the group's businesses would prove resilient.

The short-term, low value loans made by the home credit business and its national network of 11,600 agents, who make some 80 million visits to customers' homes during the course of a year, mean that Provident Financial is uniquely placed to respond faster than other lenders to signs of strain on the way into a downturn and in resuming profitable lending during a recovery. Similarly, from the point of issue through to collection, Vanquis Bank maintains a significantly more intensive call centre-based relationship with its customers than other card issuers.

Alongside Peter Crook and Andrew Fisher, Chris Gillespie joined the executive management team during the year to head up the Consumer Credit Division and Michael Lenora joined to head up Vanquis Bank. Chris and Michael each bring over 20 years of experience in the industry and have made important new appointments to strengthen their divisional management teams, positioning both businesses well for future growth.

The board is confident that the robust operating platform established by the management team, together with tight credit disciplines and the group's strong funding and liquidity positions, will see the delivery of further high quality growth in 2008.

John van Kuffeler, Chairman

Increase in Vanquis Bank customer numbers

25.9%

Consumer Credit Division year end receivables

£749m

↑ up 7.7% on last year


UK households visited each week
Number of Vanquis Bank customers

↗ Carol and Josh enjoying the beach on the Gower Peninsula, Wales

Chief Executive's introduction

On 16 July 2007, the group's international business demerged and took up its own stock exchange listing. The ongoing UK business now has a renewed confidence and we are already seeing positive results with a sharper focus on the opportunities for the business in the UK and better operational performance.

The main macroeconomic story during 2007 is of course the so-called 'credit crunch', starting in the sub-prime mortgage market in the USA and leading to problems with Northern Rock and a general reduction in market liquidity. Clearly, no one knows precisely where such major world economic events will lead, but there are several key factors that should give our investors confidence that Provident Financial is unlikely to be adversely affected by these issues.

Firstly, as our focus is now on the UK non-standard market, we have no direct exposure to the problems seen in the American markets, nor have these directly affected our customers in a material way due to their low exposure to variable-rate interest-bearing loan products.

Second, the group's funding is organised quite differently to that of the organisations that are currently experiencing problems with liquidity in that we borrow 'long' and lend 'short'. Our borrowings have a weighted average period to maturity of 3.9 years with available headroom against current committed facilities in excess of £400m, whereas we typically lend over a period of just over a year on average. Our liquidity, therefore, is strong with sufficient funds to finance the group's medium-term internal growth initiatives. Our prudent and straightforward approach to treasury management means that

Number of home credit customers

1.65m

up 5.3% on last year

Number of home credit agents

11,600

Number of Consumer Credit Division branches

317

new confidence

we have no investments at all in the securities currently causing problems for other lenders. The group is, therefore, to all intents and purposes, unaffected directly by the current crisis in the global credit markets.

There is also a third reason that shareholders should have confidence in Provident's financial position. There is concern that the recent global economic troubles will lead to higher levels of impairment. Our non-standard credit customers react more to life events than to broad economic changes and so, although our level of impairment is higher than that of many mainstream lenders, it tends to be less volatile. It is volatility in impairment that leads to problems for lenders, not the long-term absolute level of impairment, which can be accommodated within product pricing. Of course, we are not totally unaffected by world events, and we are actively working to ensure impairment is kept at an appropriate level, but we are certainly affected less than many mainstream lenders. In fact, while many other providers saw an increase in impairment as the year progressed, our level of arrears actually improved.



← Peter Crook, Chief Executive

↙ Peter discusses treasury issues with Assistant Treasurer, Anne Oram

↓ Peter spends a lot of time visiting the many branches around the UK







new strategy will reach more of this market

10 million

non-standard UK credit consumers

Chief Executive's introduction *continued*

OUR STRATEGY

The aim of achieving sharper management focus on the UK business after demerging our international interests has already started to bear fruit and we now have a clear view on how we wish to take the business forward.

With almost two million customers, Provident Financial already has the largest non-standard customer base in the UK. We have designed products to meet the particular needs of non-standard customers, with high levels of customer service and affordable repayments. We have been doing this since 1880 and have enviable levels of customer satisfaction.

We aim to grow our business from this strong position, retaining our focus on the ten million people in the UK who make up the non-standard credit market. We will achieve this by building on our existing businesses and strengths, and by taking full advantage of changes in the market and competitive environment. We will also extend what we do to meet more of the needs of our existing target customer base.

Our focus on non-standard customers and the way we choose to operate means we are highly responsive to local and national market changes. We have established a network of more than 300 branches throughout the country, in addition to modern call centres and internet sites. We maintain frequent contact with credit card customers through experienced staff at our dedicated UK-based call centre, many with years of experience in dealing with non-standard customers and credit products. Home credit customers are visited weekly by 11,600 agents based in local communities who know each of their customers. Being specialists in our sector enables us to price our products appropriately for the risk levels involved and provide the high degree of simplicity and certainty our customers prefer.

The current competitive environment provides particularly good opportunities for us to grow. The non-standard population has grown as mainstream lenders tighten their credit granting criteria and retrench to the prime markets in the face of the recent liquidity problems and mounting impairment. Demand for non-standard

Vanquis Bank customer satisfaction rating

84%

Number of Vanquis Bank employees

350

DEVELOPMENT OF NEW DISTRIBUTION CHANNELS



Call centres
We have call centres located in Bradford and Chatham. In both locations, our call centre staff are helpful and friendly.



Website
Over the past four years, we've been developing our customer-facing websites to ensure we keep pace with the global growth of internet access, allowing customers to apply for a loan 24 hours a day.



Direct mail
We've invested a lot of time gaining a deeper understanding of our customers and their key borrowing requirements.



Looking after existing customers
From the weekly visits of home credit agents to our Vanquis Bank call centre, our businesses are successful because of the close relationship they have with their customers.



New products
We're constantly looking at innovative ways to meet our customers' needs. One of the most popular new products is our pre-loaded Visa card.

Our customer-facing websites have become our most cost-effective channel for recruiting new customers

we've become better at sending the right information to the right people

credit is still strong despite recent pressures on household incomes from rising food, fuel and other utility bills.

Our home credit business will benefit from this changing environment. We will continue to increase the number of customers we serve and the amount of credit we issue while maintaining a firm grasp on credit quality. We will increase the use of new, profitable recruitment channels such as brokers and the internet as well as continuing to invest in our people, credit management and technology.

We run highly competitive businesses with good growth prospects covering a range of non-standard credit needs. In recent years, up to 200,000 satisfied home credit customers have left us each year. These customers are happy with our service and judge that we have given them good value for money, but their needs have changed. They do, however, use other credit products such as remotely collected, unsecured and secured personal loans.

Having invested in attracting our customers and in developing the skills and understanding required to serve them effectively, there is clearly an opportunity for us to retain them for longer by serving more of their ongoing credit needs. Our large customer base gives us a strong position from which to widen our participation in the UK non-standard lending market. We will seek to offer a wider range of non-standard credit products and use a wider set of recruitment channels; in particular, more broker-generated referrals. The result will be better customer retention due to a better fit with customer needs at the right time for the customer and, therefore, longer and broader relationships with our customers.

One of the most significant ways we will be better able to meet the changing credit needs of our customer base is through the development of remote collection products under the Real Personal Finance (RPF) brand. RPF is a natural extension of our long-established home credit business, leveraging our existing national branch network in an underserved market space, and is a logical extension of our successful longer, larger home credit loans initiative. RPF is a unique combination of home lending and remote collection. Loans are underwritten by our team

Approximate number of agent visits to customers each year

80m

Date Vanquis Bank established

2003

Date Real Personal Finance established

2007

Consumer Credit Division and Vanquis Bank customer numbers ('000)


1,654
1,695
1,818
1,966
2004
2005
2006
2007

Consumer Credit Division and Vanquis Bank year end receivables (£m)


639.5
709.9
793.1
892 1
2004
2005
2006
2007

Average size of home credit loan

£370

Average size of Real Personal Finance loan

£2,100

Average Vanquis Bank customer balance

£490

of Personal Finance Managers (PFMs) in the customer's home using the skills developed in our home credit operation. Repayments are then collected by direct debit but the PFM keeps in touch with the customer and is well placed to assist any customers who find themselves in difficulties. The RPF initiative leverages our strengths and develops our product range to suit more of the needs of non-standard customers.

Having built a firm base for future growth and moved into profitability, our credit card business, Vanquis Bank, has the management and infrastructure in place to continue to expand and improve returns. We will increasingly use profitable recruitment channels beyond direct mail, including internet, affinity relationships and partnerships. We also plan to sell more products to our existing customers. Given the external competitive environment, there is significant organic growth potential but there are also portfolio acquisition opportunities that would allow us to accelerate progress. We will continue to consider available portfolios carefully, looking for fit with our existing business and an attractive price so we can create value by adding books to our existing operations. We have set out medium-term targets for Vanquis Bank of 500,000 customers and £300m receivables, returning around 30% on equity post-tax.

We are setting ourselves tough targets and in order to achieve them we will need well-motivated people with the right skills and experience. We already have within the group people with unparalleled, long experience of home credit, and while recruiting to set up Vanquis Bank we made sure we secured leading edge experience in operating non-standard credit cards. We are now augmenting our skill base in other forms of non-standard lending. We have made key appointments at various levels throughout the group and we will continue to do so. Not least of these are the new leaders of our Consumer Credit Division and Vanquis Bank, Chris Gillespie and Michael Lenora. Of course, recruitment is only the first step; we have to retain, motivate, reward and provide career development for our key staff and both divisions have put in place new schemes to do this.

Being the leading community-based lender in the UK, and aiming to build on that position, we take our corporate responsibility obligations very seriously. Our people, service and products form an integral part of local communities, often in the most deprived parts of the UK. It is important to us that we continue to be seen as a positive force in people's lives. The corporate responsibility section of the directors' report gives further details of how we seek to support these communities and also how we ensure that we have as light a carbon footprint as possible wherever we operate.

Peter Crook, Chief Executive

Number of Consumer Credit Division customers recruited through the internet in 2007

37,000

Number of Vanquis Bank customer support staff

230

Business review

2007 has been a year of excellent progress for the group. Profit before tax from continuing operations (excluding a one-off pension credit of £5.5m in 2006) went up by 16.8% to £115.2m. In the home credit business, there was strong growth in customer numbers and a 7.7% increase in receivables combined with reduced levels of impairment. Vanquis Bank, which reported its first monthly profit in June 2007, saw an improving arrears position and ended the year with 316,000 customers, up 25.9% on 2006. Real Personal Finance, our market test of direct repayment loans, is now operating in 33 locations and is progressing well. The group ended the year with a strong funding and liquidity position, well placed to take advantage of current market conditions and see the delivery of further quality growth.

GROUP RESULTS

	2007 £m	2006 £m	Change £m
Consumer Credit Division	123.5	122.0	1.5
Pension credit	–	5.5*	(5.5)
Total Consumer Credit Division	123.5	127.5	(4.0)
Vanquis Bank	(0.9)	(18.3)	17.4
Yes Car Credit (collect-out)	(2.9)	(1.5)	(1.4)
	119.7	107.7	12.0
Central:			
– costs	(6.5)	(6.0)	(0.5)
– interest receivable	2.0	2.4	(0.4)
Total central	(4.5)	(3.6)	(0.9)
Profit before tax from continuing operations	115.2	104.1	11.1
Tax on continuing operations	(34.5)	(30.8)	(3.7)
Profit after tax from continuing operations	80.7	73.3	7.4
Profit after tax from discontinued operations	57.7	51.6	6.1
Total group profit after taxation	138.4	124.9	13.5

* Consumer Credit Division profits in 2006 included the benefit of a one-off £5.5m pension credit in respect of changes to members' commutation rights.


Sandra took out a home credit loan to help pay for her wedding...
...after talking to her friend Tracie, who became a home credit customer...
new customer

Consumer Credit Division

Home credit

Provident Financial is the largest home credit business in the UK and Republic of Ireland. Every week, 11,600 local agents visit 1.65 million customers (around one in 20 UK households) to issue loans and collect payments. After 128 years, the business continues to flourish and fill an important space in the UK non-standard credit market.

The business succeeds by offering simple, transparent financial services to customers on average or below-average incomes, some of whom may find it difficult to obtain or manage other forms of credit. The service is popular for very clear reasons: it's personal, friendly and flexible, and is well-suited to the needs of its customers.

The combination of a growing non-standard market in the UK and a tightening of lending criteria by mainstream credit providers presents a growing opportunity for home credit in the UK.

HOW HOME CREDIT WORKS
Provident Financial is the UK and Republic of Ireland's leading community-based lender operating through the Provident Personal Credit and Greenwood Personal Credit brands which share a network of over 300 branches and related


...on the recommendation of Teresa, who she used to work with, who's just finished paying back a loan...
...which was managed by her friend and agent, Danielle...
...who followed in the footsteps of her mum and sister by becoming an agent working with Provident!

administrative facilities. They provide small, unsecured loans, typically for sums of between £100 and £500. These are delivered to the customer's home by an agent who then calls every week to collect the repayments. Unlike other forms of lending, home credit includes all the costs up front. There are no extra charges whatsoever, even if a customer misses a payment. For those managing on a tight budget, it's important to know that the amount to be repaid is fixed at the start and will never go up.

Another advantage of home credit is the part played by the agent. Agents are paid commission on what they collect, not what they lend, so have every reason not to lend more than their customers can afford to repay. That's good for the customer and a valuable check on impairment for Provident. Furthermore, the agent's weekly visit is not only convenient;

Brands

Provident Personal Credit
Greenwood Personal Credit

Female agents

[illegible]%

Female customers

70%

Products

Small cash loans

Larger loans

Pre-loaded Visa cards

Shopping vouchers


new coat

↑ Agent, Louise, visits her customer, Joanne, in Denton, Manchester

it's a useful reminder to put the money aside for the repayment too. If customers get into difficulty, they know they'll get a sympathetic response and help from their agent to reschedule their debt. The product is one that customers trust and positively want to use – which helps to explain why our customer satisfaction rates are consistently high. 94% of customers say they are satisfied with the Provident home credit service, and the vast majority say they would recommend Provident to family or friends.

THE MARKET AND ECONOMIC ENVIRONMENT
There are approximately ten million non-standard credit consumers in the UK, of which the home credit industry serves between 2.5 and 3 million. With 1.65 million customers, Provident Financial has approximately a 60% share.

The picture is changing, however. The tightening of lending criteria in response to the global tightening of credit and increasing impairment has meant that mainstream lenders are now not advancing credit to those at the margins of their lending models – many of whom would have been more suited to high service level, home credit type lending in any case. This presents an opportunity for Provident to win back some of the customers it has lost to the mainstream lenders over the past few years. As a result, combined with the changes we have made to the business, after several years of gradual decline, home credit customer numbers have started to grow; up 2.1% in 2006 and 5.3% in 2007.

UK CONSUMER CREDIT STRATEGY
The Consumer Credit Division's strategy is to deliver profitable growth through product innovation, better collection performance, and new ways of working enabled by technology and people development.

PEOPLE
We were delighted to welcome Chris Gillespie as Managing Director of the Consumer Credit Division in May 2007, with responsibility for continuing to develop the home credit business while broadening our reach into the non-standard market. He brings a huge amount of experience in consumer finance and specialist lending markets in the UK. Chris has significantly strengthened the senior team, bringing in new people with many years of experience. Among these are David Craggs, Support Services Director, who comes to Provident from Bradford & Bingley, and Penny Jones who is taking on the role of Director of IT. The Finance and HR functions have also benefited from internal promotions.

Non-agent distribution channels



- Direct marketing
- Internet
- Directory
- Broker/affinity
- Face to face
- Other

We continue to access new distribution channels for home credit. This graph shows the increasing number of customers brought in through the internet, in addition to sources such as direct mail and telephone directories.

With considerable change in the business, it is crucial that we have the right people with the right levels of motivation and skills to manage this change. A new people development programme started in the first quarter of 2008 with the objective of more closely aligning the behaviour of those in the Consumer Credit Division with the business strategy. This programme includes leadership development, identifying and recruiting talented managers and developing their careers accordingly, pay systems that adequately reward the top performers, and performance reviews for all managers.

BETTER CREDIT DECISIONS

To support agents in their lending decisions, the business is refining its credit scoring to play an increasing role in determining whether to accept new customers or extend further credit to existing ones. The revised systems have already resulted in around one-third of applications being turned down in 2007, a number of which we may previously have accepted. As well as filtering out the higher risks, the system can also help agents to spot the good payers earlier in the relationship, providing opportunities to offer more credit sooner, when that's appropriate for the customer.

COMPUTER SYSTEMS

We are changing the core accounting and processing system that our business runs on. The new system, called Focus, will provide a platform from which we can launch a series of business improvement initiatives, including a new commission scheme for agents, hand-held computers for agents, improved management information, better compliance record keeping, launching new products, improving collections performance and building better customer relationships. Focus is already in use in 25% of the branch network and will be rolled out progressively in 2008.

HAND-HELD COMPUTERS

The use of hand-held computers is a way of taking the enormous power of the new Focus computer system and putting it into the hands of agents. Rather than carrying information about their customers on paper, agents will carry a hand-held device that will give them real-time information on their customers. This will help them to make better lending decisions, improve service to their customers, enable them to offer more products, and will improve the recording of data for compliance purposes. It will also reduce back office costs. Forty agents were already operating with the hand-helds at the end of 2007 with further scale testing planned through 2008.

AGENT COMMISSION

Our current agent commission scheme pays, on average, around 8% of the payments collected to agents. It has served us well but it is quite complex, is sometimes not fully understood by agents or staff, and can act as an inhibitor to sourcing new agents. Our new commission scheme will encourage agents to be much more aware of the objectives of the company. It will, for instance, pay in line with collections performance and reward agents for developing strong repayment disciplines early in the customer relationship. It will also be much easier to understand and therefore easier for agents to direct their business delivery to maximise their potential earnings. Early signs are very encouraging, particularly in the important area of maintaining the company/agent relationship.

RECRUITING NEW CUSTOMERS

We have relied traditionally on agents to recruit most of our new customers. While this approach continues, the business is now making more and better use of direct mail and is adopting other techniques, such as partnerships with mail order houses and finance companies, to take on customers whose credit applications have been declined.



"I am delighted to have joined Provident at such an exciting time. We have an excellent team, a clear strategic agenda and we are making real progress towards achieving our goals."

Chris Gillespie
Managing Director,
Consumer Credit Division

KEY CONSUMER CREDIT DIVISION STATISTICS

Customer numbers ('000)
Year ended 31 December



1,578
1,535
1,567
1,650
record level!
2004
2005
2006
2007

Consumer Credit Division
credit issued (£m)
Year ended 31 December



893.8
926.5
940.8
959.9
2004
2005
2006
2007

Customers satisfied with
their home credit service

94%

Our websites have become our most cost-effective channel for recruiting new customers. We have developed online links with retailers to provide credit to their customers and are using the internet more to advertise our products. As a result, although the number of customers recruited by agents has risen slightly over the year, a greater increase has come about via these new methods.

DEVELOPING NEW PRODUCTS
Within the definition of home credit, there's an opportunity to offer a range of products to meet more of the needs of more customers and to encourage them to choose Provident for subsequent loans. Product innovation is therefore an important part of our strategy. Over the last couple of years we've developed longer, larger loans – up to £2,500 over two years compared with the more typical £370 over one year. This has proved very successful.

In October 2006, we launched a pre-loaded Visa card. This is still a home credit loan in that the agent collects repayments every week from the customer's home; it simply comes as a ready-loaded plastic card rather than as cash, so that customers can use it over the phone or on the internet giving them, for example, access to online bargains. Along with our shop cards and shopping vouchers, these new products offer attractive variations on the home credit theme.

A further development has been Real Personal Finance, full details of which can be found on page 16.

RESULTS
The rate of home credit customer number growth accelerated strongly during the second half of 2007, with year end customers at a record level of 1.65 million, some 5.3% higher than at the end of 2006. Of the 525,000 new customers booked during the year, approximately 185,000 came from non-agent channels, illustrating the success of our strategy of broadening our range of recruitment channels.

Revenue grew by a slightly slower rate, up 2.4% to £590.5m (2006: £576.7m) as a greater proportion of new customers were added in the second half of the year. However, average customer receivables increased strongly by 6.2% to £638.8m (2006: £601.3m).

Emphasis has been placed on maintaining the overall quality of the receivables book. This has been achieved by both the use of revised credit scoring systems for all new customer applications, which has resulted in approximately one-third of new customer applications being declined, and in tight management of arrears. This emphasis on quality growth led to the overall impairment charge falling by 2.0%, despite a growing receivables book. Impairment expressed as a percentage of revenue in 2007 fell markedly from 31.0% to 29.7%. In an environment where there is continued pressure on our customers' disposable incomes, particularly from rising food, fuel and utility bills, this improvement demonstrates clearly the effectiveness of our enhanced credit management.

Underlying operating costs, after excluding the one-off pension credit of £5.5m in 2006, increased by 4.6% to £256.7m (2006: £245.5m), which included a further increase in the level of marketing expenditure incurred to support future growth.

The market test of a direct repayment loan product, trading under the brand Real Personal


friendly, understanding agents

← Agents provide a friendly and convenient service that is valued by customers

CONSUMER CREDIT DIVISION

	2007 £m	2006* £m	Change %
Customer numbers ('000)	1,650	1,567	5.3
Credit issued	959.9	940.8	2.0
Average customer receivables	638.8	601.3	6.2
Revenue	590.5	576.7	2.4
Impairment	(175.3)	(178.8)	2.0
Revenue less impairment	415.2	397.9	4.3
Impairment % revenue	*29.7%*	*31.0%*	
Costs	(256.7)	(245.5)	(4.6)
Interest	(35.0)	(30.4)	(15.1)
Profit before tax	123.5	122.0	1.2

* Excludes the benefit of a one-off £5.5m pension credit in respect of changes to members' commutation rights.

Finance (described on pages 16 to 17), has progressed well during 2007. The test was expanded from two to 20 locations in November 2007 and at March 2008 was operating in 33 locations. This business operates a separate sales force, but is otherwise fully integrated into the existing home credit branch infrastructure. Accordingly, it is not expected to incur a material level of start-up costs. A decision on the pace and scale of the national roll-out of Real Personal Finance will be taken during the third quarter of 2008.

Overall, underlying profit before tax from the Consumer Credit Division grew by 1.2% to £123.5m (2006: £122.0m), reversing the trend of declining profitability seen in recent years.

REGULATION

The Competition Commission inquiry

The main regulatory development in 2007 was our work with the Competition Commission and other parties to implement the four remedies designed to provide increased competition in the home credit market. Home credit companies will be required to share data with credit reference agencies, to publish their prices on an independent website, to provide statements for customers on request, and to adjust early settlement rebates (ESRs) more in favour of the customer.

The cost of implementing the remedies, including the financial effect of the ESR remedy which applies to all credit agreements written from December 2007, is approximately £10m in a full year.

The Consumer Credit Act 2006

The Consumer Credit Act 2006 became law in March 2006. It updates and adds to the Consumer Credit Act 1974, modernising consumer protection and enhancing fairness and transparency in the marketplace. We welcome its terms and support the government's moves in this direction.

We will be required to comply with the remaining material amendments to the Consumer Credit Act in the course of this year. From April we will be subject to a new consumer credit licensing regime and from October we will need to provide customers with annual statements.

The EU Consumer Credit Directive

The European Parliament adopted a new text for a Consumer Credit Directive in January 2008. After it is formally approved by the European Council of Ministers later in the year, it will have to be implemented by member states within two years, meaning that it is likely to become law by late 2010. The Directive will harmonise rules on advertising, pre-contract information and the content of credit contracts. There is also a new obligation to assess the creditworthiness of the customer, a right of withdrawal from any contract and revisions to the calculation of early settlement rebates. The Directive will replace the existing Directive dating from 1987 that currently applies across 27 EU member states.

new Direct repay



Pat and Milo
Pat took her dog, Milo, on a walking holiday.



Gemma and her new bike
Gemma's parents took out a loan to cover the cost of Christmas spending.



Sarah and Pete
RPF customers take delivery of their new three-piece suite.



Hannah in her new kitchen
Hannah used her loan to buy a new, fully-fitted kitchen.

Consumer Credit Division

Direct repayment loans

The remotely collected, non-standard market continues to be under-supplied with those already in the market tightening their lending criteria and closing branches. Leads will come both from past home credit customers as well as from brokers, who currently have few companies to whom to send referrals. The market situation presents excellent opportunities for Real Personal Finance.

Real Personal Finance (RPF) offers larger loans than traditional weekly-collected home credit; from £750 to £4,000 with APRs from 40% to 100%. RPF has been set up within the Consumer Credit Division so it can share the home credit business's resources – in particular its more than 300-strong branch network – thereby keeping overheads to a minimum. RPF Personal Finance Managers (PFMs) work from the existing branch network and are part of the home credit sales area team so there are no internal conflicts. A significant proportion of RPF loans has been initiated by agents. The PFM writes the loan at the customer's home and would also handle any early arrears.

RPF capitalises on the strengths of our home credit business, not least of which is conducting

ment loans





Stuart and Dad's new car
Stuart's dad took out an RPF loan to buy a second-hand car.


Description
Paid out
Paid in
REAL PERSONAL FINANCE
CASH CO-OP DEC31
71.00
11.81
20.00

Direct debit
Real Personal Finance loans are conveniently repaid by direct debit.



Lucy and Emma
Family holidays are a typical use of an RPF loan.

the initial assessment in the customer's home, with payments collected through monthly direct debit.

RPF is recruiting customers from two main sources: customers who have recently paid up their loan or those that we judge would inevitably move away from us as their circumstances change, and totally new customers coming from brokers and the internet. Many home credit customers already use loans of this type from other companies, use direct debit as a payment mechanism, and are paid monthly, making the RPF model a good match for their needs and preferences. RPF is a logical extension of the home credit model into a much larger market sector, adjacent to the weekly-collected home credit business.

We have designed a product that will compete vigorously in the existing 40% to 100% APR non-standard market. In addition to referrals from home credit agents, we have selected brokers and the internet as efficient and cost-effective customer acquisition channels. Our offering responds to customers' preferences for personal contact, and the home visit also means that each customer's circumstances can be individually assessed.

Loan amounts

£750–£4,000

Brand

Real Personal Finance

Product

Direct repayment loans

Term of loans

12–36 months



Vanquis Bank

It is increasingly difficult to operate in the modern world without a credit card. Credit cards allow people to shop conveniently in the high street, by telephone or on the internet, to manage emergencies, and are useful when travelling abroad. However, many people – including those with little or no credit history, those who have had credit problems in the past but are now over them, and those on lower incomes – can find themselves excluded from this valuable facility.

Vanquis Bank is bringing the benefits of credit cards to people who can find themselves excluded by mainstream card issuers, in a responsible way. Credit card limits are significantly lower than those of mainstream lenders and a high level of contact with customers helps them stay in control.

Vanquis Bank was established in 2003. After a period of market testing, full product launch in the UK commenced in January 2005. The number of cardholders at the year end was 316,000.

Vanquis Bank operates in the non-standard sector of the UK credit card market. Our customers are on average to below-average incomes; typically earning between £12,000 and £25,000 per year. They use our card for the same kinds of things as mainstream card users such as the main supermarkets and internet shopping


amazon.co.uk amazon.de
316,000

sites. Around half our accounts come from direct mail. The other half come from our website, where people apply directly to us, or from various internet-based organisations and suppliers who place our advertisements on their websites. We had a goal of 300,000 customers by the end of 2007, which we passed in September.

We're different from other issuers in that our product is designed for people that most other credit card providers see as being too much of a credit risk. We're more comfortable with this market because of Provident Financial's long experience of home credit, and the experience and skills of the Vanquis Bank staff, a significant proportion of whom have a background in serving non-standard customers.

Vanquis Bank is willing to lend to a market sector that most other lenders are not prepared to lend

Brand

Vanquis Bank

Product

Visa credit card

Average credit card balance

£490

Initial credit limit as low as

£250

Revenue

£63.5m

up 85.7% on last year

to but we do it with risk in mind. We operate a 'low and grow' strategy. We are willing to take a chance with people but we want to limit our exposure at the beginning of the relationship, so we set a much lower credit limit than the mainstream card issuers – typically £250. We look then at the payment performance on the account with a view to giving controlled increases in credit limit when it is appropriate to do so. Well over half of our accounts are originated at £250 and £2,000 is the maximum limit. Credit lines for mainstream card issuers would be much higher than this.

Vanquis Bank is different to other lenders in that it maintains a high level of customer contact throughout the life of the credit card. During the application process, a customer will have a telephone interview with one of our customer support staff at our call centre in Chatham. They will also be contacted before their first payment is due, before their credit limit is increased, and at any time they appear to be struggling to make payments. Our customers also choose to contact us more frequently to help keep in control of their account.

Two-thirds of our customers are taken on at our typical interest rate of 39.9% APR. The remaining third are on an interest rate of 59.9% APR. We have higher default rates than the norm in the UK credit card market but our revenues are higher because our interest rates reflect that risk. Our default fees are similar to those of the mainstream credit card providers.

THE MARKET

There are around ten million people in the UK in the non-standard credit market. Within that market we think somewhere between four and five million people are suited to our credit card product. Some of those customers reside with our direct competitors and some reside with the mainstream credit card providers. With around 316,000 customers at present, we have well below 10% of the market. The nature of the credit economy at present means that the mainstream credit card providers may not feel able to continue serving some of their customers – who may have been better suited to our products and service levels in any case.

STRATEGIC INITIATIVES IN 2007

At the end of 2006, Vanquis Bank repriced its products and new business is now offered at a typical APR of 39.9%. That put the company on an improved commercial footing in the current environment and more accurately reflected the credit risk of the business.

Our marketing was more comprehensive in 2007. Whereas before, our marketing activity was aimed purely at recruiting new customers, we are now also offering other products to existing good customers.

PEOPLE

The executive management team has been strengthened and there have been significant new appointments. Michael Lenora was appointed Managing Director in June with a background of over 25 years in credit cards in the USA and UK. Michael Hutko was appointed Commercial and Marketing Director in September, again bringing a wealth of credit card experience from the USA and UK, most recently from Barclaycard International.

We operate out of premises in London and Chatham. We have located our head office in the City, a location that is attractive to professionals from all over the world, and



← Anna, at work in Chatham

→ Mike buys lunch with his Vanquis credit card


VISA



↑ Vanquis Bank maintains a significantly higher level of customer contact than other credit card providers

we have already attracted talented people from Venezuela, New Zealand, the United States and continental Europe, as well as from leading employers in the UK. These are people who have highly specialised credit skills. We now have 70 people based in the City office working in finance, marketing, credit and legal as well as the executive management team.

Our call centre is located in Chatham, where customer services, collections, fraud, IT and accounts are based. It's where we talk to our customers. Chatham is a more cost-effective location in terms of cost per square foot for office accommodation and employee costs than London. With over 250 employees, we are one of the major employers in the area.

We have done a lot of work this year to design better remuneration packages and more attractive incentive programmes. We are concentrating on well designed, economically measured, focused incentives. We are doing this not only for productivity reasons but also to minimise attrition and recruitment costs.

In 2008, we will increase our emphasis on training and management development throughout the whole organisation. We will focus on performance management with clear personal objectives and regular reviews. Communication with our staff will also be a particular emphasis in 2008. Michael Lenora and each of his executive management team will make regular, face-to-face presentations to every member of staff.

The credit card business is a numbers business and so we have created a powerful management information system. We get daily reports on every metric about our business delivered to us by 9am the next day. When we close our books for the month, we have our month's figures by the third working day of the next month. The speed, clarity and quality of our management information allow us to make decisions as quick as, or quicker than, anybody in the marketplace. We are helped in that the bank is only five years old so we don't have legacy systems or systems that don't talk to each other. Furthermore, we are helped because our management team mostly come from businesses that are run very quantitatively, and that demand and use very fresh, good information to make decisions. We also take pride in having less bureaucracy than our bigger competitors.

2008

In 2008, we will continue to keep the pressure on winning new customers through direct mail and the internet. We also expect our average balance on accounts to grow through controlled, focused credit line increases. And we will be offering additional products to existing customers.

We will seek to form relationships with organisations that serve the same kind of customers that we do, such as catalogue companies or those who have a retail presence on the high street, to see if we can provide services to their customers.

We will look at some of the many opportunities where we might work more closely with Provident's home credit business. One opportunity is for the home credit network to help us collect on certain accounts that are in arrears. Another is offering a Visa credit card or Visa debit card to some home credit customers. Around 20% of our home credit customers already have a credit card; we think that it should be our card.

We will seek to speak to those credit card companies with sections of their portfolios that may not suit their lending criteria going forward but which may be a good fit with our offering. If we were able to buy the right portfolios at the right price we could achieve step growth in addition to our organic growth.

In preparation for further growth, we have put plans in place to expand our call centre facilities in Chatham. Starting in May 2008, we're expanding from 30,000 sq ft to as much as 50,000 sq ft. This will give us the capability of serving up to 750,000 accounts.

RESULTS

Vanquis Bank ended the year with 316,000 customers (2006: 251,000), an increase of 25.9% in the year. Response rates from direct marketing campaigns and the level of internet applications increased during the second half of the year and the business has benefited from a number of mainstream credit card providers pulling back from the non-standard market.

Total revenue grew by 85.7% to £63.5m (2006: £34.2m) due to a combination of the increase in customer numbers, the re-pricing of assets undertaken at the end of 2006, and the impact of our 'low and grow' strategy upon average customer balances, which grew by 11.4% to £490 (2006: £440). Average customer receivables grew by 51.7% to £117.3m (2006: £77.3m).

The group has continued the development of underwriting criteria and tougher scoring of both new customer applications and increases to existing customers' credit lines, with over 70% of new customer applications being declined. In addition, there has been a heavy focus on arrears management. The overall result is a further improvement in the quality of the receivables book, with impairment as a percentage of revenue falling sharply from 56.7% to 39.7%, which is now close to the planned ongoing rate of impairment.

Total costs increased by just 10.7%, significantly lower than the growth in net revenue, as the business benefited from the further increase in scale. To accommodate future growth, Vanquis Bank will significantly expand its call centre facilities and will also upgrade its IT capability, which will result in the cost base increasing at a faster rate in 2008.

Vanquis Bank moved into profitability in June and made a profit of £3.3m in the second half of 2007. For the year as a whole, it reported a small operating loss before tax of £0.9m (2006: £18.3m loss). The business is now well positioned to move forward strongly in 2008 towards its medium-term targets of achieving a portfolio of around 500,000 customers and net receivables of £300m, earning a post-tax return on equity of 30%.

VANQUIS BANK

	2007 £m	2006 £m	Change %
Customer numbers ('000)	316	251	25.9
Average customer receivables	117.3	77.3	51.7
Revenue	63.5	34.2	85.7
Impairment	(25.2)	(19.4)	(29.9)
Revenue less impairment	38.3	14.8	158.8
Impairment % revenue	*39.7%*	*56.7%*	
Costs	(33.2)	(30.0)	(10.7)
Interest	(6.0)	(3.1)	(93.5)
Loss before tax	(0.9)	(18.3)	95.1

Tax rate

29.9%

Full year dividend

63.50p

YES CAR CREDIT

The collect-out of the Yes Car Credit receivables book continues to progress in line with expectations with total collections in the year amounting to £83.8m. The receivables book at the end of 2007 was £33.3m compared with £108.6m at the end of 2006. The business incurred a loss before tax of £2.9m in the year (2006: £1.5m loss). A similar loss is expected in 2008 and 2009 and full collect-out of the receivables book and the closure of the collection operation is expected towards the end of 2009.

CENTRAL COSTS

Central costs in 2007 amounted to £6.5m, up from £6.0m in 2006. However, central costs in the second half of 2007 were £2.0m, down by £2.5m on the first half, as a result of the streamlining which followed the demerger.

Central interest receivable of £2.0m (2006: £2.4m) was slightly reduced on 2006 and primarily represents the interest receivable on the group's surplus capital of approximately £75m.

DISCONTINUED OPERATIONS

Following the sale of the insurance business on 15 June 2007 and the demerger of the international business on 16 July 2007, these two businesses have been classified as discontinued operations on the face of the group's consolidated income statement. Prior year comparatives have been restated accordingly.

The profit after tax from discontinued operations can be analysed as follows:

	2007 £m	2006 £m
Profit before tax		
International business	19.1	46.2
Demerger costs	(32.2)	(11.1)
	(13.1)	35.1
Insurance business	11.8	41.0
Profit on disposal of insurance business	69.3	–
	81.1	41.0
Profit before tax from discontinued operations	68.0	76.1
Tax on discontinued operations	(10.3)	(24.5)
Profit after tax from discontinued operations	57.7	51.6

In the period up to demerger on 16 July 2007, the international business recorded a pre-tax profit of £19.1m compared with a full year pre-tax profit in 2006 of £46.2m.

Total demerger costs amounted to £43.3m of which £32.2m was incurred in 2007 and £11.1m was incurred in 2006. Further analysis is provided in note 6 to the financial statements. There are no further demerger costs to be incurred.

The demerger of the international business was effected by the payment of a special dividend of £73.3m representing the carrying value of the company's investment in the international business. Group net assets have been reduced by £165.9m reflecting the demerged net assets of the international business. The demerger was accompanied by a one for two consolidation of the company's share capital.

The insurance business reported a pre-tax profit of £11.8m for the period up to its disposal on 15 June 2007 compared with a full year pre-tax profit of £41.0m in 2006.

Sales proceeds of £170.5m were received on disposal of the insurance business generating a pre-tax profit of £69.3m. The following table shows an analysis of the profit on disposal:

	£m
Sales proceeds	170.5
Disposal costs	(8.1)
Termination of interest rate swaps	(6.9)
Other adjustments	4.3
Net assets	(90.5)
Pre-tax profit on disposal	69.3

The group had historically hedged the interest rate risk on the investment fund of the insurance business. These swaps were terminated on disposal resulting in a loss of £6.9m. The other adjustments include a pension curtailment credit of £2.9m.

The tax charge from discontinued operations primarily represents the tax charged on the trading results of the discontinued businesses. However, a small tax credit of £0.9m in 2007 has arisen in respect of demerger costs (2006: £1.1m) and a small deferred tax liability of £1.9m has been recognised on pension adjustments relating to the disposal of the insurance business. No tax charge arises on the overall disposal profit due to the availability of the Substantial Shareholdings Exemption.

TAXATION

The effective tax rate for the year from continuing operations was 29.9% (2006: 29.6%), close to the UK corporation tax rate. The future tax rate is expected to be broadly in line with the UK corporation tax rate which reduces to 28% in April 2008.

EARNINGS PER SHARE

IFRS prescribes that both the basic earnings per share and the basic earnings per share from continuing operations calculations adjust the weighted average number of shares for the impact of the one for two share consolidation from the date of demerger. In order to provide a more comparable view of the performance of continuing operations, the directors have elected to disclose an adjusted earnings per share figure for continuing operations which adjusts the weighted average number of shares in both 2006 and 2007 as though the share consolidation had always been in place. In addition, the adjusted earnings per share also restates central costs to £4.0m in both 2006 and 2007 to reflect the actual costs of running the central corporate function following demerger.

Adjusted earnings per share from continuing operations on this basis increased by 8.5% to 63.51p (2006: 58.54p) principally reflecting the reduced losses in Vanquis Bank. Dividends were covered 1.0 times on this basis.

Basic earnings per share for the year were 70.08p (2006: 49.00p).

Basic earnings per share from continuing operations were 40.86p (2006: 28.76p).

DIVIDENDS

At the time of the demerger, the directors of both Provident Financial and International Personal Finance plc ('IPF') stated their intention, in the absence of unforeseen circumstances, to pay an aggregate level of dividends per share in respect of 2007 that is equivalent to the amount of 36.50 pence paid in respect of 2006. The board of Provident Financial is recommending a final dividend of 38.10 pence per share, making a total dividend for the year of 63.50 pence which is equivalent to 31.75 pence after taking account of the one for two share consolidation undertaken in July. At the time of the demerger it was expected that International Personal Finance plc would recommend a total dividend for 2007 of 4.75 pence per share.

As noted at the time of the group's interim results, the timing of dividend payments has been changed to better reflect the seasonality of the group's earnings as recognised under IFRS. Accordingly, the final dividend will be paid in June rather than May as has historically been the case.

Based on the year end share price, the total dividend per share represents a dividend yield of 7.6% (2006: 5.2%).

BALANCE SHEET

The group's summary balance sheet is set out below:

	2007 £m	2006 £m	Change £m
Receivables:			
Consumer Credit Division	749.0	695.6	53.4
Vanquis Bank	143.1	97.5	45.6
	892.1	793.1	99.0
Yes Car Credit	33.3	108.6	(75.3)
Continuing operations	925.4	901.7	23.7
International business	–	331.0	(331.0)
Total receivables	925.4	1,232.7	(307.3)
Pension asset	61.5	8.9	52.6
Borrowings (including fair value of derivatives)	(669.8)	(1,062.4)	392.6
Other net (liabilities)/assets	(21.2)	174.8	(196.0)
Net assets	295.9	354.0	(58.1)

Receivables

The receivables of the group's continuing operations ended the year at £925.4m (2006: £901.7m) up by £23.7m compared with 2006. Receivables from the group's ongoing Consumer Credit Division and Vanquis Bank businesses increased from £793.1m to £892.1m, an increase of £99.0m or 12.5%. At Vanquis Bank, rapid growth of 25.9% in customer numbers led to a £45.6m (46.8%) growth in the receivables book to £143.1m. In the Consumer Credit Division, receivables have grown by £53.4m (7.7%) to £749.0m due to the combined effect of the growth in customer numbers, which are up 5.3% on 2006, and the larger proportion of longer, larger loans now being issued. Yes Car Credit receivables reduced by £75.3m to £33.3m (2006: £108.6m) during the year as the collect-out of the receivables book continued to progress well.

Pension asset

The group operates two defined benefit pension plans – the staff pension scheme and the senior pension scheme. Both schemes are now substantially closed to new employees joining the group. All new employees joining the group after 1 January 2003 are invited to join a stakeholder pension plan into which the company contributes 8% of members' pensionable earnings, provided the employee contributes a minimum of 6%.

The group's defined benefit pension asset stood at £61.5m at the end of 2007, up significantly from £8.9m at the end of 2006. The major movements can be analysed as follows:

Year end receivables (Consumer Credit Division and Vanquis Bank)

£892.1m

Pension asset

£61.5m

Year end dividend yield

7.6%



"Our prudent finance and accounting policies are designed to ensure that our strong funding and liquidity positions are maintained."

Andrew Fisher, Finance Director

	2007 £m
Pension asset at 31 December 2006	8.9
Employer contributions	4.0
Charge to the income statement	(0.5)
Actuarial movements	46.3
Insurance disposal:	
– Section 75 contribution	3.4
– Curtailment credit	2.9
Demerger of international business	(3.5)
Pension asset at 31 December 2007	61.5

The large actuarial movement has arisen principally due to the increase in corporate bond yields which are used to discount the value of the scheme liabilities. At 31 December 2007, the discount rate used was 5.7% compared with 5.1% at the end of 2006.

In accordance with pension legislation, a Section 75 pension contribution of £3.4m was made into the group's pension schemes on disposal of the insurance business. In addition, a pension curtailment credit of £2.9m has arisen as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes.

It was agreed that on demerger IPF would assume the liabilities of their employees and that assets amounting to the value of the liabilities plus £3.5m would be transferred with them.

The group continues to use the PA92 series of standard tables combined with the medium cohort improvement factors for projecting mortality. Further details are set out in note 18 to the financial statements.

Borrowings

Group borrowings at the end of 2007 were £633.7m compared with £1,021.0m at the end of 2006. Including the fair value of derivatives used to hedge borrowings, borrowings were £669.8m at the end of 2007 compared with £1,062.4m at the end of 2006. Borrowings have reduced significantly during the year as a result of £262.0m of borrowings being demerged with the international business and due to the net proceeds from the disposal of the insurance business.

The group borrows mainly to provide loans to customers. The normal pattern of lending in our businesses means that our peak funding requirements arise in December each year. The group's main sources of funding are committed term and revolving loan facilities, private placement loan notes and publicly traded subordinated loan notes. An analysis of borrowings by source is as follows:

	2007 £m	2006 £m
Syndicated bank borrowings	324.8	–
Private placements	234.8	234.8
Subordinated bond	100.0	100.0
Sterling bilateral bank borrowings	1.4	429.6
Non-sterling bilateral bank borrowings	–	290.8
Overdrafts and uncommitted loans	8.8	7.2
Total borrowings	669.8	1,062.4

The analysis of borrowings above includes the fair value of derivative financial instruments used to hedge the underlying borrowings.

Fitch Ratings have rated the group's senior long-term debt at BBB+ with a stable outlook. The subordinated bonds are rated BBB with a stable outlook.

At the end of 2007, we had available borrowing facilities of £1,200.4m (2006: £1,591.9m), almost all of which were committed facilities. £112.5m of these facilities were terminated shortly after the year end at the company's option. Headroom on committed facilities at 31 December 2007, after excluding the facilities terminated shortly after the year end, was £435.3m (2006: £557.3m) and the average period to maturity was 3.9 years (2006: 3.0 years).

The movement in borrowings during the year was as follows:

	2007 £m
Opening borrowings	1,062.4
Profit before tax from continuing operations	(115.2)
Increase in continuing operations receivables	23.7
Tax payments of continuing operations	15.2
Dividends	89.4
Shares issued	(22.6)
Net capital expenditure of continuing operations	11.4
Net proceeds from the disposal of the insurance business	(154.1)
Demerger – international borrowings	(262.0)
Other*	21.6
Closing borrowings	669.8

* Other principally comprises other working capital movements and other cashflows from discontinued operations.

Interest costs of continuing operations in 2007 were £42.1m (2006: £41.2m) broadly in line with 2006. The average rate of interest paid on the group's borrowings in 2007 was 7.0% compared with 6.7% in 2006. The group has recently put in place hedging arrangements that fix the interest rate on approximately 86% of the group's forecast borrowings throughout 2008. Interest payable from continuing operations was covered 3.7 times by profit before interest and tax (2006: 3.5 times).

The group's gearing (calculated to exclude the pension scheme asset, as required under our facilities) stood at 2.7 times at 31 December 2007, compared with the relevant borrowings covenant of 6.0 times. The group has continued to comply with all its borrowing covenants.

Movements in equity

The group's net assets or equity has reduced during the year from £354.0m at the end of 2006 to £295.9m at the end of 2007. The major movements are set out below:

	2007 £m
Opening equity	354.0
Profit after tax from continuing operations	80.7
Profit after tax from discontinued operations	57.7
Actuarial gains, net of tax, on pension asset	32.4
Issue of shares	22.6
Dividends paid	(89.4)
Net assets of international business on demerger	(165.9)
Other movements	3.8
Closing equity	295.9

Profit after tax from the group's continuing operations contributed £80.7m of equity in the year. Profit after tax from discontinued operations, including the profit on disposal of the insurance business, was £57.7m. Actuarial gains on the group's pension scheme asset, net of tax, increased the group's equity by £32.4m and capital generated from the issue of shares to satisfy senior executive share options amounted to £22.6m. This level was significantly higher than normal due to the demerger crystallising a number of the group's senior executive share options.

Dividends paid, comprising payment of the 2006 final dividend and the 2007 interim dividend, amounted to £89.4m. The net assets of the international business on demerger were £165.9m.

TARGET CAPITAL STRUCTURE

The group has a target ordinary shareholders' capital to receivables ratio of 15%. This target has been established as the most efficient capital structure for the group after taking into account the following factors:

- The Consumer Credit Division is a stable and highly cash generative business;
- Vanquis Bank moved into profit in June 2007 and is expected to be capital generative in 2009;
- There is significant headroom on the group's banking facilities; and
- The group's regulatory capital has recently been reassessed as part of the group's transition to the BASEL II regulatory framework (see Regulatory Capital below).

The group's equity to receivables ratio, calculated to exclude the group's pension asset and after taking account of the proposed final dividend, was 21.8% (2006: 17.0%) at the year end. After taking into account operational seasonality and the timing of dividend payments, this implies that the group holds surplus capital of some £75m. In view of the high dividend payout ratio, the surplus will be retained in the near term to fund growth opportunities and provide a sensible degree of strategic flexibility.

CAPITAL GENERATED

The Consumer Credit Division is a highly capital generative business which allows the group to invest in the growth in Vanquis Bank and maintain a high dividend payout. The table below shows the capital generated by the group's continuing operations after retaining the extra capital needed to support receivables growth in the business. This capital is the amount of capital available to pay dividends.

	2007 £m	2006 £m
Consumer Credit Division	84.4	94.5
Vanquis Bank	(9.0)	(28.3)
Yes Car Credit	19.4	(6.4)
Central	(2.8)	(4.7)
Capital generated before dividends	92.0	55.1

The capital generated represents operating cash flows less net capital expenditure and tax paid and is stated after retaining capital in the business to support the growth in customer receivables.

The Consumer Credit Division generated £84.4m of capital in 2007 compared to £94.5m in 2006 and continues to be highly capital generative. The £10.1m reduction in capital generated compared with 2006 is due to the receipt of a tax rebate in 2006 which has not been repeated.

Vanquis Bank absorbed £9.0m of capital during 2007, £19.3m lower than 2006 as the business moved towards break-even. In 2009 the business is expected to be generating sufficient profits to fund the capital required to grow its receivables book.

Yes Car Credit generated capital of £19.4m (2006: absorbed capital of £6.4m) as the collect-out of the receivables book released capital. Through 2008 and 2009, the business should be capital neutral with the capital released as receivables wind down covering the operating losses.

Gearing

2.7 times

Headroom on borrowings

£435.3m

Average maturity of borrowings

3.9 years

Central costs absorbed £2.8m (2006: £4.7m) of capital.

Overall, the continuing group generated £92.0m of capital in the year which compares with the cost of the full year dividend in respect of 2007 of £83.0m.

ACCOUNTING POLICIES

The group's financial statements have been prepared in accordance with IFRS as adopted by the EU. The group's accounting policies are chosen by the directors to ensure that the financial statements present a true and fair view. All of the group's accounting polices are compliant with the requirements of IFRS, interpretations issued by the International Financial Reporting Interpretations Committee and UK company law. The continued appropriateness of the accounting policies, and the methods of applying those policies in practice, is reviewed at least annually. The principal accounting policies, which are consistent with the prior year, are set out on pages 66 to 76.

TREASURY POLICY AND FINANCIAL RISK MANAGEMENT

The group is subject to a variety of financial risks, including liquidity risk, interest rate risk, credit risk and, to a lesser extent following the demerger, foreign exchange risk. The treasury policies of the group, which are approved annually by the board, are designed to reduce the group's exposure to these risks through securing appropriate funding, careful monitoring of liquidity and ensuring that effective hedging is in place. Details of these policies and their effectiveness are set out on pages 73 to 75.

The group's central treasury function operates as a cost centre. It manages the day-to-day treasury operations and application of the treasury policies for all of our businesses. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by the Finance Director, is empowered to take decisions within that delegated authority. Treasury activities and compliance with treasury policy are reported to the board on a regular basis and are subject to periodic independent reviews and audits, both internal and external.

REGULATORY CAPITAL

Vanquis Bank holds a banking licence and is regulated by the Financial Services Authority (FSA). In its supervisory role, the FSA sets requirements relating to capital adequacy, liquidity management and large exposures. The Provident Financial group is subject to consolidated supervision by the FSA, as Provident Financial plc is the parent company of Vanquis Bank. The FSA sets requirements for the consolidated group in respect of capital adequacy and large exposures but not in respect of liquidity.

The Capital Requirements Directive (CRD) came into force on 1 January 2007 and replaced the old BASEL I regulatory capital framework. The CRD implements the supervisory framework set out in the Revised BASEL Accord (BASEL II). The CRD framework revises the calculation of regulatory capital required to be held by firms and places more emphasis on the risks firms face and the risk management processes that they have in place.

During 2007 the group and Vanquis Bank undertook an Internal Capital Adequacy Assessment Process (ICAAP) as part of the group's implementation of the CRD to determine the level of regulatory capital that the directors believe the business should hold. The ICAAP was approved by the board and submitted to the FSA for review. The group and Vanquis Bank are currently operating under interim capital guidance set by the FSA whilst the ICAAP is being considered. Final capital guidance is expected from the FSA during the first half of 2008.

The interim capital guidance requires both the group and Vanquis Bank to maintain a minimum level of regulatory capital at least equal to that calculated using predetermined formulas based predominantly on the level of assets held by the group. These predetermined formulas are referred to as Pillar I. As at 31 December 2007, the regulatory capital held as a percentage of the minimum Pillar I requirement was 291% for Vanquis Bank and 480% for the supervised group. These were comfortably in excess of the interim capital guidance set by the FSA.

Following the disposal of the insurance business the group is no longer subject to any requirements under the Financial Groups Directive.

GOING CONCERN

The directors have reviewed the group's budgets, plans and cash flow forecasts for the year to 31 December 2008 and outline projections for the four subsequent years. Based on this review, they have a reasonable expectation that the group has adequate resources to continue to operate for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.




opportunities

Children absorbed in a Spark lantern-making session at a school in Battersea

Corporate responsibility

Corporate responsibility (CR) for Provident Financial is about understanding and addressing the social, environmental and economic impacts that our activities have on our stakeholders, whether they are customers, staff, agents or communities. Our CR programme, which operates across our operations in the UK and Ireland, enables us to generate sustainable profits and, at the same time, contribute to sustaining the environment and society.

This section of the business review provides a summary of our CR programme and key activities in 2007. For a fuller picture, please consult the CR section of our website at www.providentfinancial.com

INTRODUCTION

CR plays a fundamental role in enabling Provident Financial to grow and develop in a sustainable manner. We have developed a CR programme that is built around organisational commitment, recruiting and retaining high calibre employees, delivering quality products and service to customers, improving the communities where our customers, employees and agents live and work, and minimising our impact on the natural environment.

Our approach to CR is focused on six key themes: governance and commitment, our employees, our customers, our suppliers, the environment, and community involvement.



"Spark has allowed us to work with over 800 local children a year, many of whom hadn't been to a theatre before Spark. Now they have worked with professional artists, directors and musicians and produced some fantastic results."

Ruth Dudman
Participate Producer
Battersea Arts Centre

GOVERNANCE AND COMMITMENT

Following the demerger of our international business, we introduced new governance structures to oversee the management of our CR programme. The Provident Financial board continues to be the accountable body for the programme, with Peter Crook, Chief Executive, having board responsibility. The board reviews CR performance on an annual basis and will discuss specific issues throughout the course of the year. In addition, progress reports on CR and community involvement matters are provided to the board at every meeting.

In July, to supplement the role of the board, a senior management committee was created to provide input on group-wide issues. This committee, which comprises the three main board executive directors, the directors of corporate affairs and corporate strategy, the managing director of Vanquis Bank, and the company secretary and general counsel, will oversee our CR activity.

To co-ordinate the delivery of our environmental programme, we have established environmental working groups for our corporate office, Consumer Credit Division, and Vanquis Bank. These groups, which include representation from our facilities management, marketing, IT and communications functions, contribute to the strategic direction of our group-wide environmental management system.

Day-to-day management of the group-wide CR programme resides with the group CR and community affairs managers.

OUR EMPLOYEES

Our continued success relies on our ability to recruit, retain, motivate, and train and develop high calibre employees.

Employee engagement

Ensuring that there is good communication and dialogue with employees across the group is not only important for maintaining high levels of employee satisfaction, but also plays a key role in achieving our business objectives and involving staff in aspects of our CR programme, such as employee volunteering opportunities. Both the Consumer Credit Division and Vanquis Bank have mechanisms in place that enable employees to feed back their views, ideas or concerns to senior management. During the autumn of 2007, employee engagement surveys were carried out throughout the group. These surveys provide us with valuable insights on a range of issues, including communication, leadership, reward and recognition, and work/life balance. In addition, information on a wide range of business matters, including environmental management and community involvement, is communicated to employees via regular newsletters, emails and postings on intranet sites.

Equality and diversity

We remain committed to managing diversity and equal opportunity issues across the group. By attracting and retaining a diverse workforce, and by ensuring that equal opportunities underpin our recruitment, employment, training and remuneration practices, we realise a range of business benefits. These include understanding better the needs of our existing and future customers, improving productivity by enhancing job satisfaction, and reducing exposure to risks associated with legislative compliance.

Score in Business in the Community's CR Index

89.5%

up 3.5% on last year

Score in Business in the Community's Community Index

90.7%

Score in Business in the Community's Environment Index

90.0%



← A training session taking place at Provident's head office in Bradford



"We remain committed to providing our stakeholders with a clear account of the way we manage the social, environmental and economic impacts that are material to our operations, products and services."

Rob Lawson, Corporate Responsibility Manager



host for
Sale

↑ Volunteers from our Bradford head office take part in a reading scheme in local primary schools

We continue to be corporate members of the Employers' Forum on Disability, and Race for Opportunity, which enables us to access best practice advice and support on the management of a range of diversity issues and improve our performance in this area.

Training and development

We recognise the need to provide all employees with the opportunity to learn and develop. This is essential for the long-term success of our business and enables our employees to fulfil their potential. To that end, we offer a range of training and development opportunities from comprehensive induction courses for new starters, to modules on team leader skills, counselling and IT.

Health and safety

We give a high priority to ensuring that all reasonable steps are taken to safeguard the health and safety and well-being of our employees whilst they are at work. Health and safety policy is overseen by health and safety working groups in our Consumer Credit Division and Vanquis Bank. These groups provide strategic direction in the management of the health and safety and well-being issues that are relevant to our operations.

Last year, a considerable amount of work was undertaken to look at health and safety and well-being issues that go beyond regulatory requirements, such as absenteeism and stress. This involved delivering workshops to managers to assist in managing and reducing absence within their departments, focusing on how to conduct return to work interviews and how to handle long-term sickness.

OUR CUSTOMERS

Provident Financial's core business is the provision of personal financial services. Ensuring that we deliver high levels of customer service and treat all our customers in a fair and responsible manner is therefore of crucial importance to us.

High standards of customer service

We provide almost two million customers with credit in the UK and Ireland through our Consumer Credit Division and Vanquis Bank. Our approach is simple; by providing products in a flexible, transparent and well-managed way, we aim to provide affordable credit to a wide range of customers, including those who might otherwise be excluded from financial services. This results in a high level of customer satisfaction which is measured through regular surveys that are

Group community and charitable contributions

£980,000

Number of young people involved in our community projects

8,500+

Community and charitable contributions as percentage of profit before tax

0.85%

carried out by independent, external market research agencies.

Responsible lending
We recognise the importance of being a responsible lender. It is not in our interests to lend more to a customer than they can afford to repay. We have developed and implemented a range of lending systems and procedures that enable us to provide credit products that match the needs and circumstances of customers. Agents are primarily paid commission based on what they collect, not on what they lend, so it is not in their interest to lend more than customers can afford to repay.

Financial inclusion
We continue to work with the free money advice sector to tackle the problem of financial exclusion. This involves working with a range of partners to enable people to access free, independent and quality-assured financial advice and support. We also believe in the importance of financial education and, for example, support DebtCred in their work to improve the financial literacy of school leavers and young adults through the delivery of personal finance education.

OUR SUPPLIERS
We are committed to working with our suppliers to ensure that our relationship with them is both professional and responsible. We believe that all our suppliers should be treated fairly, paid promptly, and kept informed of our expectations. In addition, we recognise the need to minimise the negative CR impacts that are associated with the products and services we procure. Our responsible supply chain management policy has been developed to ensure that our procurement practice takes account of a range of CR issues. During 2007, following a risk assessment we carried out of our supply chain, we started work to assess the social, environmental and ethical performance of our top one hundred suppliers.

We have also continued to introduce measures to ensure that the working environment of agents is as safe and secure as possible. During 2007, we completed a programme of work to deliver a health and safety awareness package to all agents. The programme was based on the 'Safe & Sound' personal safety guide which was published during 2006 and developed with advice and support from the Suzi Lamplugh Trust. The awareness package was developed into a computer-based training module and delivered to all agents and employees during the two personal safety weeks we held in 2007. The programme covered a range of personal safety issues, including those that might arise from being in a customer's home, driving or handling sums of money.

THE ENVIRONMENT
Provident Financial has had a group-wide environmental policy in place since 2000. The focus of our environmental activities is on energy consumption, waste, water use and transport. Our environmental management system (which is aligned with the international management standard ISO 14001) has been developed to help us minimise our impact on the environment and improve the efficiency of our use of resources. The system is a practical tool that enables our divisions and departments to understand their impacts on the environment, to manage these in a structured way, and to evaluate and improve their environmental performance.

Over the past two years, climate change has been the main focus of our environmental management activities. Following the demerger of the international business and sale of the insurance business, our priority has been



← Our employees are encouraged to help the company minimise its impact on the environment



"With all the changes that took place at Provident during 2007, we have worked hard to ensure that corporate responsibility remains at the heart of all that we do as a business."

Peter Crook, Chief Executive



↑ Primary school pupils take part in a two-day residential activity break

to establish new environmental management data baselines for the group. This has involved calculating the carbon dioxide and other greenhouse gas emissions that are associated with energy consumption within our main offices and branch network, and all business-related travel. Simultaneously, we introduced a low carbon strategy during 2007 to further improve our energy efficiency and reduce the carbon intensity of our operations, products and service.

Throughout the year, we have continued to introduce measures that enable us to use energy more efficiently and to reduce emissions. These include continuing to purchase 100% 'green tariff' electricity for our properties, offering more fuel efficient vehicles in our car fleet – including those that use hybrid technology, launching a Green Travel Guide at our head office, and installing energy efficient fixtures throughout our buildings.

COMMUNITY INVOLVEMENT

Community projects

With people at the heart of our business, our community programme aims to benefit the people who live and work in the areas in which we operate – our customers, agents, employees and the local community – thereby helping to create an environment in which our business can flourish. We consult with local communities to ensure that our programme is relevant to their needs, and with all projects we endeavour to offer new opportunities to young people.

Spark is our flagship arts education programme, providing visual and performing art workshops to primary schools in some of the most deprived areas of the UK and Ireland. Working in partnership with the West Yorkshire Playhouse, we aim to link theatres with schools in their local communities using creativity to excite children and broaden their horizons. Eight theatres throughout the UK are delivering Spark workshops in over 50 schools, involving almost 6,000 children and over 200 teachers. Feedback from the project has shown that participants have developed key skills such as communication and teamwork whilst also gaining in confidence.

For over four years, we have been working with the Scottish and Irish Youth Hostel Associations to deliver two-day residential activity breaks to young people across Scotland and Ireland. In the past year, over 50 youth and school groups have





↑ Research gathered during Spark sessions shows that the programme builds confidence in pupils and improves communication skills

↖ Pupils from a primary school in Ballymun, Dublin enjoy a gymnastics session

benefited from these breaks. For many of the children taking part, this is their first time away from home and has a significant effect on their self-esteem.

We not only support projects financially, we also offer support in the form of in-kind resources, organisational assistance and employee involvement. Our employees not only give their time to support our major projects, but also raise funds for local good causes, act as reading volunteers in local primary schools and take part in team challenges to help local charitable organisations.

AWARDS AND RECOGNITION

During 2007, we continued to be represented on the main sustainability indices. For the fifth consecutive year, we were included in the FTSE4Good index and for the third consecutive year we were selected as a member of the Dow Jones Sustainability World Index, and Dow Jones STOXX Sustainability Index. Our presence in these indices demonstrates to investors and other stakeholders that we are committed to high standards of responsible business practice and that we have rigorous policies and systems in place to manage CR issues.

We have also maintained an overall trend of continual improvement in Business in the Community's (BITC's) CR Index, which is a voluntary, business-led benchmark of responsible business practice and acts as a management tool to help ensure ongoing improvement in our social and environmental performance. In 2006, our performance on the CR Index rose to 89.5% – a 3.5% increase on the previous year. We also performed well on BITC's first Community Index with a score of 90.7%, and maintained a high standard of performance on the Business in the Environment Index scoring 90%. As a result of these scores, we were included, for the third year running, as one of The Sunday Times' 'Top 100 Companies that Count'.

PARTNERSHIP WORKING

As our CR programme evolves, it is important that we continue to seek the views of stakeholders and interest groups outside of the company. Over the past three years, we have convened annual, roundtable consultation sessions with representatives from a wide range of stakeholders in order to obtain feedback on our CR programme and reporting processes. The sessions, which are facilitated by an independent

Business in the Community COMPANIES THAT COUNT 2007

Dow Jones Sustainability Indexes Member 2007/08

FTSE4Good

third party, enable stakeholders to voice their expectations of our CR programme, reporting, and performance.

As well as being national members of Business in the Community, the Employers' Forum on Disability and Race for Opportunity, which allows us to draw on best practice in CR management, our membership of Bradford Cares and the London Benchmarking Group enable us to maximise the impact of our community involvement activities.

FURTHER INFORMATION

Our 2007 corporate responsibility report contains further information on our CR activities and will be available in print, and online at www.providentfinancial.com in June 2008. This report aims to give stakeholders an account of the way we manage the social, environmental and economic issues that are material to our operations, products and services. As in previous years, the report will be independently verified by The Corporate Citizenship Company.

If you have any comments or feedback on our CR programme, please email us at corporateresponsibility@providentfinancial.com

BITC'S CR INDEX



91
91
100
79
81
83
87
85
97
85
79
97
88
87
63
Corporate strategy and community
Integration
Community management practice
Performance and impact
Assurance and commitment to disclosure
Sector
Index
Company

CR KEY PERFORMANCE INDICATORS

Our employees	2007	2006	2005	2004
Employee turnover (%)	17.1	22.1	20.0	22.0
Women (overall) (%)	49	49	48	46
Women (management) (%)	27	24	21	15
Ethnic minorities	3.8	4	3.9	3.1

Our customers	2007	2006	2005	2004
Customer satisfaction (%)	94	93	94	93

Our suppliers	2007	2006	2005	2004
Average creditor days	24	14	17	22
CR assessments of our suppliers	41	–	–	–

The environment	2007	2006	2005	2004
Energy consumption (MW)	6,627	5,384	3,844	3,572
Waste (m^3 waste/employee)	0.52	0.34	0.36	0.37
Recycling (kg of waste recycled/employee)	50.4	49.2	39.9	39.1



Appointments

To continue on the theme of change that has defined Provident Financial in 2007, the business has benefited from a number of new appointments and internal promotions. Our new team members [some of whom are introduced here] bring with them great experience and expertise in the consumer credit market.

David Craggs

Support Services Director, Consumer Credit Division

Before joining Provident in October 2007, David gained a wealth of experience at Bradford & Bingley, Barclays Bank and The Co-operative Group in a range of senior roles in operations, business leadership and strategy. At Provident, David will be ensuring that the key operational areas within head office, such as IT, the contact centre and central debt recovery, all support the business. Essentially, he will ensure that each area of the business has the right tools to perform effectively.

Gary Horgan

Divisional Operations Manager, Real Personal Finance

Gary joined Real Personal Finance in August 2007 in the role of Divisional Operations Manager. Prior to joining RPF, Gary worked at Provident for nine years before joining HFC Bank and rising to the position of Divisional Operations Manager. In his current role he is responsible for sales, arrears performance, compliance and staff recruitment.

Kerry Baxter

Regional Operations Manager, Real Personal Finance

With almost ten years' experience in the non-standard lending industry, Kerry was appointed as Regional Operations Manager in Real Personal Finance in September 2007. In this role Kerry is responsible for managing a team of Personal Finance Managers across a number of regions as well as managing sales performance and customer service in those regions. Before joining RPF, Kerry spent seven years at HFC Bank and two years as Credit Risk Manager at London Scottish Bank.

Agnieszka Jouille

Regional Operations Manager, Provident Personal Credit

Agnieszka joined Provident in 2003 and was appointed as Regional Operations Manager in January 2008. Since joining Provident she has risen through the roles of Development Manager, Deputy Area Manager and Area Manager. This experience has given Agnieszka a great understanding and knowledge of the business which is highly valuable in her new role.


Kerry

David Craggs and Kerry Baxter have a meeting with some of their new colleagues

Michael Lenora

Managing Director, Vanquis Bank

With over 25 years' experience within the financial services industry, Michael joined Vanquis Bank in June 2007 bringing with him a wealth of expertise and knowledge of the credit card industry. He spent 17 years at Associates First Capital Corporation, fulfilling numerous executive roles, many of which focused on credit card operations. More recently, Michael was a senior advisor to Goldman Sachs, Chief Executive of a marketing and technology firm during its start-up period, and the Commercial Director at Barclaycard International.

Vanessa O'Brien

Business Development Director, Vanquis Bank

Vanessa joined Vanquis Bank in February 2008.
In her capacity as Business Development Director, Vanessa is responsible for all credit card portfolio acquisitions, partnerships, joint ventures and strategic alliances. Vanessa brings with her vast experience of the UK and US credit card markets where she held strategic, financial and business-critical roles at MBNA, Barclaycard, Morgan Stanley UK Cards, Capital One and GE Capital.

Michael Hutko

Commercial and Marketing Director, Vanquis Bank

Michael joined Vanquis Bank in September 2007 with valuable experience of the credit card industry. Prior to joining Vanquis Bank he worked for Barclays in both the international and UK credit card businesses and also held senior positions at Associates First Capital Corporation. In his new role, Michael will be responsible for marketing, co-branding, marketing analytics and identifying strategies for growth.

Penny Jones

Director of IT, Consumer Credit Division

In January 2008, Penny joined Provident as Director of IT, responsible for overseeing the development of the division's IT delivery. Penny has over 25 years' experience in using IT to leverage business growth. She also has experience of working within the non-standard credit industry. Her experience includes roles with First Group PLC, Cattles PLC, CSC Inc and the defence industry.

Our directors, officers and board committees



Peter Crook
Chief Executive, age 44

Qualified as a chartered accountant in 1988 having graduated in economics. Between 1990 and 1997 he held a number of different roles within Halifax plc. He then moved to Barclays plc, becoming UK Managing Director of Barclaycard in 2000 and Managing Director of UK Consumer Finance in 2004. He joined Provident Financial in September 2005 as Managing Director of the home credit business and was appointed to the board in March 2006. He became Chief Executive in July 2007.



Andrew Fisher
Finance Director, age 50

Qualified as a chartered accountant in 1983 having graduated in economics and accounting. He joined the group in May 2006 as Finance Director and was appointed to the board. Prior to this appointment, he held the position of Finance Director at Premier Farnell plc for 11 years. He was previously a partner at Price Waterhouse.

new



Chris Gillespie
Managing Director, Consumer Credit Division, age 45

Qualified as a certified accountant and joined Provident Financial in May 2007 as Managing Director, Consumer Credit Division and was appointed to the board in July 2007. He initially joined Barclays in 1979, where he rose to hold a number of senior positions, including Director of Consumer Lending from 2000 to 2002. He then moved to HFC Bank as Group Director before joining Bradford & Bingley in 2005 as Group Lending Director. Chris is a non-executive director of British Eventing Ltd.

Board committees

Audit committee
Manjit Wolstenholme (Chairman), Robert Hough, John Maxwell

Executive committee
Peter Crook (Chairman), Andrew Fisher, Chris Gillespie

Nomination committee
John van Kuffeler (Chairman), Peter Crook, Robert Hough, John Maxwell, Manjit Wolstenholme

Remuneration committee
John Maxwell (Chairman), Robert Hough, Manjit Wolstenholme

Risk advisory committee
Robert Hough (Chairman), Andrew Fisher, John Maxwell, Manjit Wolstenholme



John van Kuffeler
Non-executive Chairman, age 59

Graduated with a degree in economics and qualified as a chartered accountant in 1973. He joined Provident Financial in 1991 as Chief Executive and was appointed Executive Chairman in 1997. He became non-executive Chairman in 2002. He was formerly group Chief Executive of Brown Shipley Holdings PLC. He is Chairman of Huveaux PLC.



John Maxwell
Senior independent non-executive director, age 63

Qualified as a chartered accountant in 1967. He joined the board of Provident Financial in 2000. He is a non-executive director of Royal and Sun Alliance Insurance Group PLC, London Finance and Investment Group PLC, Homeserve plc and the Royal Automobile Club Ltd.



Robert Hough
Independent non-executive director, age 62

Qualified as a solicitor in 1970 having graduated in law. He was appointed to the board of Provident Financial in February 2007 as a non-executive director. He was executive Deputy Chairman of Peel Holdings p.l.c. for 15 years until 2002. He is now non-executive Deputy Chairman of Peel Holdings (Management) Limited and Chairman of Peel Airports Limited. He is also non-executive Chairman of Cheshire Building Society and a non-executive director of Styles & Wood Group plc and the North West Development Agency.

new



Manjit Wolstenholme
Independent non-executive director, age 43

After qualifying as a chartered accountant with PricewaterhouseCoopers, she spent thirteen years with Dresdner Kleinwort, latterly as co-head of investment banking. She was a partner at Gleacher Shacklock from 2004 to 2006 and is a non-executive director of Capital and Regional plc. She joined the board of Provident Financial in July 2007.

new



Ken Mullen
General Counsel and Company Secretary, age 49

Joined Provident Financial in June 2007 from Hagemeyer (UK) Limited where he was brought in as a key member of a team that restructured and successfully turned around the business. He has been company secretary and legal counsel for a number of UK listed companies, including Premier Farnell plc, Silentnight Holdings plc and Whessoe plc. From his broad experience, he brings invaluable legal expertise to Provident Financial.

1 Share capital

1.1 INCREASE IN ISSUED ORDINARY SHARE CAPITAL

Following demerger of the company's international business, the ordinary share capital of the company was sub-divided and consolidated and application was made for 128,608,944 ordinary shares of nominal value of $20\frac{8}{11}$ pence each to be admitted to the Official List and to trading. Following demerger, the ordinary share capital in issue increased by 2,572,288 to 131,181,232 shares. Details are set out on page 111 in note 26 of the notes to the financial statements.

1.2 EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEMES

The current scheme for employees resident in the UK is the Provident Financial plc Employee Savings-Related Share Option Scheme 2003 ('the 2003 scheme'). Options are still outstanding under the Provident Financial plc Employee Savings-Related Share Option Scheme 1993 ('the 1993 scheme'). In 2000, the company adopted a separate scheme, the Provident Financial plc International Employee Savings-Related Share Option Scheme ('the 2000 scheme'), for employees who are resident outside the UK. The 2000 scheme was implemented in the Czech Republic, Hungary, Poland, the Republic of Ireland and Slovakia and options are still outstanding in the Republic of Ireland only. Details of options granted and exercised from 1 January 2007 to 3 March 2008 are shown in the tables in paragraphs 1.5 and 1.6 below.

1.3 EXECUTIVE SHARE OPTION SCHEMES

Options are outstanding under the Provident Financial plc Senior Executive Share Option Scheme (1995) ('the 1995 scheme') and the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) ('the 1996 scheme'). No further options may be granted under these schemes. Options are also outstanding under the Provident Financial Executive Share Option Scheme 2006 ('the ESOS') and the Provident Financial Long Term Incentive Scheme 2006 ('the LTIS'). Details of options exercised from 1 January 2007 to 3 March 2008 are shown in the table in paragraph 1.6 below. As set out in paragraph 3.10 on page 54 of the directors' remuneration report, the remuneration committee did not grant any options during the year under the ESOS or the LTIS, but instead granted conditional share awards under the LTIS, details of which are set out in paragraph 1.4 below.

1.4 CONDITIONAL SHARE AWARDS

Shares have been awarded under the LTIS conditional upon the achievement of a performance target, details of which are set out in paragraph 3.11 on page 54. Details of ordinary shares conditionally awarded under the LTIS from 1 January 2007 to 3 March 2008 are shown in the table in paragraph 1.7.

1.5 SHARE OPTIONS: GRANTS 1 JANUARY 2007 – 3 MARCH 2008

Date of grant of option	Name of scheme	Number of shares	Exercise price (p)	Normal exercise dates
17 October 2007	2003 scheme	371,632	716.00	December 2010 – May 2015
17 October 2007	2000 scheme	30,882	716.00	December 2010 – May 2013

1.6 SHARE OPTIONS: EXERCISES 1 JANUARY 2007 – 3 MARCH 2008 AND OUTSTANDING SHARE OPTIONS

Name of scheme	Options exercised in 2007	Options outstanding at 31 December 2007	Normal exercise dates	Exercise price (p)	Exercised from 01.01.2008 to 03.03.2008
1993 scheme	257,794	120,144	up to 2010	468.00 – 712.00	8,307
1995 scheme	99,920	85,550	up to 2015	520.00 – 1,037.00	4,270
1996 scheme	3,116,089	385,956	up to 2015	520.00 – 1,037.00	10,730
2000 scheme	102,525	36,010	up to 2013	453.00 – 716.00	–
2003 scheme	363,414	1,357,566	up to 2015	453.00 – 716.00	19,999
ESOS	–	1,356,840	up to 2016	577.25	–
LTIS	–	183,249	up to 2016	nil	–

1.7 CONDITIONAL SHARE AWARDS: 1 JANUARY 2007 – 3 MARCH 2008

Name of scheme	Date of awards	Awards granted during the year	Awards unconditionally transferred by Trustee during the year	Vesting date	Awards lapsed during the year	Awards outstanding at 3 March 2008
LTIS	12 September 2007	690,287	–	September 2010	730	689,557
LTIS	29 October 2007	21,876	–	October 2010	–	21,876
LTIS	12 November 2007	9,211	–	November 2010	–	9,211

1 Share capital *continued*

1.8 TOTAL NUMBER OF SHARES UTILISED FOR SHARE OPTION SCHEMES

The table in paragraph 1.9 below shows the total number of shares utilised for the executive share option schemes (the LTIS, the ESOS, the 1995 scheme and the 1996 scheme) in the ten years preceding this report. The table in paragraph 1.10 below shows the total number of shares utilised for the savings-related share option schemes (the 1993 scheme, the 2000 scheme and the 2003 scheme) in the ten years preceding this report. As at 31 December 2007, subsisting options had been granted under the executive share option schemes over 98.92% of the total number of shares available for executive share options (5% of the issued share capital); at the same date subsisting options had been granted under all schemes over 75.86% of the total number of shares available for all share options (10% of the issued share capital).

Following demerger of the company on 16 July 2007 and the subsequent share consolidation, the number of shares in issue was halved. A consequence of this is that the five per cent limit contained within the share option schemes has been completely utilised so that it is now no longer possible for the company to satisfy any awards granted under the executive share option schemes going forward using newly issued shares (as opposed to satisfying awards by making market purchases of shares). Had the demerger not occurred, the company would have had sufficient headroom under the existing five per cent limit to continue to satisfy awards under the executive share option schemes using newly issued shares.

The remuneration committee considers the LTIS an important means of incentivising and retaining key executives and senior management and therefore proposes to redress this situation by removing the five per cent limit from the LTIS so as to allow its continued operation and for awards granted to be satisfied using newly issued shares. Information on and a resolution seeking shareholder approval of the removal of the five per cent limit from the LTIS rules are included in a shareholders' circular and notice of the 2008 annual general meeting ('the AGM') of the company.

1.9 SHARE OPTION SCHEMES: SHARES UTILISED FOR EXECUTIVE SHARE OPTION SCHEMES

Year of grant	Number of options granted	Number of options exercised	Number of options lapsed
1998	220,560	–	164,027
1999	517,736	–	325,811
2000	1,152,741	1,037,741	95,000
2001	371,460	228,302	119,300
2002	1,050,919	611,762	342,467
2003	1,392,038	854,538	532,500
2004	1,700,347	995,347	675,000
2005	1,593,842	748,798	797,544
2006	2,666,693	–	1,126,604
2007	–	–	–
Total	10,666,336	4,476,488	4,178,253

1.10 SHARE OPTION SCHEMES: SHARES UTILISED FOR SAVINGS-RELATED SHARE OPTION SCHEMES

Year of grant	Number of options granted	Number of options exercised	Number of options lapsed
1998	483,389	4,910	478,479
1999	651,837	28,750	623,087
2000	658,813	13,777	644,469
2001	1,527,966	750,808	704,138
2002	854,043	476,520	330,966
2003	643,990	214,443	337,008
2004	848,975	378,852	296,511
2005	535,464	67,539	182,594
2006	552,987	14,181	96,474
2007	402,514	–	2,752
Total	7,159,978	1,949,780	3,696,478

1 Share capital *continued*

1.11 THE PROVIDENT FINANCIAL QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST ('THE QUEST')

The QUEST, a discretionary trust for the benefit of group directors and employees, operates in conjunction with the 1993 scheme and the 2003 scheme. The trustee, Provident Financial Trustees Limited, is a subsidiary of the company. As at 1 January 2007, the trustee held 371,413 (1 January 2006: 842,947) ordinary shares in the company. During 2007, 225,310 (2006: 471,534) ordinary shares were transferred to employees on the exercise of options pursuant to the 1993 scheme and the 2003 scheme. On 31 December 2007, the trustee held no (2006: 371,413) ordinary shares in the company. Further details are set out on page 111 in note 26 of the notes to the financial statements.

1.12 PROVIDENT FINANCIAL PLC 2007 EMPLOYEE BENEFIT TRUST ('EBT')

The EBT, a discretionary trust for the benefit of group directors and employees, was established on 11 September 2007 and operates in conjunction with the LTIS. The trustee, Kleinwort Benson (Jersey) Trustees Limited is not a subsidiary of the company. The EBT purchases shares in the market for the purpose of the LTIS, but is not currently permitted to subscribe for the issue of new shares. The EBT will, at no time, hold more than 5% of the issued share capital of the company. The directors wish to remove this restriction on the ability of the EBT to subscribe for new shares, and a resolution seeking shareholder approval is included in a shareholders' circular and notice of the 2008 AGM of the company. The EBT is funded by loans from the company which are then used to acquire ordinary shares for the purposes of satisfying conditional share awards or options granted under the LTIS. For the purposes of the financial statements the EBT is consolidated into the company and group. As a consequence, the loans are eliminated and the cost of the shares acquired is deducted from equity as set out in note 29 on page 117 of the financial statements. On 11 September 2007 the company provided a loan of £6,500,000 to the EBT for the purposes of acquiring ordinary shares in the company and during the period 12 September to 13 September 2007 the EBT purchased 723,141 ordinary shares each at a price of £8.85 per share to satisfy conditional share awards made under the LTIS on 12 September, 29 October and 12 November 2007.

1.13 AUTHORITY TO PURCHASE SHARES

At the AGM of the company held on 16 May 2007, the shareholders authorised the company to purchase up to 25,635,000 of its ordinary shares up until the date of the next AGM or, if earlier, 15 May 2008. No shares were purchased pursuant to this authority. A further authority for the company to purchase its own shares will be sought from shareholders at the forthcoming AGM to be held on 8 May 2008.

1.14 POWER TO ALLOT SHARES FOR CASH

At the AGM of the company held on 16 May 2007, the shareholders authorised the directors to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash up to an aggregate nominal amount of £1,328,606. A further authority for the directors to allot equity securities for cash will be sought from shareholders at the forthcoming AGM to be held on 8 May 2008.

1.15 SUBSTANTIAL SHAREHOLDINGS

The company has received notifications from Capital Group International Inc., Fidelity International Limited, Legal & General Group plc, Prudential plc and its subsidiaries, Schroders plc and Standard Life Investments Limited that each is interested in more than 3% of the issued ordinary share capital of the company (5% for investment trusts and collective investment companies). On the basis of the information available to the company as at 3 March 2008, the following investment managers (through segregated managed funds) have interests (though not necessarily beneficial ownership) in aggregate amounting to over 3%:

Schroders plc	10.16%
Standard Life Investments Limited	9.01%
Prudential plc	7.80%
Fidelity International Limited	5.31%
Capital Group International, Inc.	4.84%
Legal & General Group plc	4.04%

2 Directors

2.1 The directors of the company as at 31 December 2007 are listed in paragraph 3.1. They all served as directors throughout 2007, with the exception of Robert Hough (who was appointed on 1 February 2007), Chris Gillespie (who was appointed on 16 July 2007) and Manjit Wolstenholme (who was appointed on 16 July 2007). Christopher Rodrigues was appointed as a director on 26 January 2007 and resigned as a director on 16 July 2007 as did Tony Hales, Ray Miles, John Harnett and Charles Gregson following demerger of the company's international business on 16 July 2007. Graham Pimlott resigned as a director with effect from 27 February 2007.

2.2 During the year no director had a material interest in any contract of significance to which the company or a subsidiary undertaking was a party.

2.3 In 2005, the company amended its articles of association to permit it to indemnify directors of the company (or of any associated company) in accordance with the Companies Act 1985. The company may fund expenditure incurred by directors in defending proceedings against them. If such funding is by means of a loan the director must repay the loan to the company if he is convicted of any criminal proceedings or judgement is given against him in any civil proceedings. The company may indemnify any director of the company or of any associated company against any liability. However, the company may not provide an indemnity against any liability incurred by the director to the company or to any associated company; against any liability incurred by the director to pay a criminal or regulatory penalty; or against any liability incurred by the director in defending criminal proceedings in which he is convicted, or in defending any civil proceedings brought by the company (or an associated company) in which judgement is given against him, or in connection with certain court applications under the Companies Act 1985. No indemnity was provided and no payments pursuant to these provisions were made in 2007 or at any time up to 3 March 2008.

3 Directors' interests in shares

3.1 The beneficial interests of the directors in the issued share capital of the company were as follows:

	Number of shares	
	31 December 2007	1 January 2007*
John van Kuffeler	9,000	18,000
Peter Crook†	121,543	5,834
Andrew Fisher†	84,907	–
Chris Gillespie**†	82,137	842
Robert Hough**	1,425	850
John Maxwell	1,050	2,100
Manjit Wolstenholme**	5,663	–

* Interests shown were adjusted on 16 July 2007 to reflect the one for two share consolidation.

** At date of appointment.

† These interests include conditional share awards granted under the LTIS as detailed in paragraph 6.2 on page 57.

3.2 No director had any non-beneficial holdings at 31 December 2007 or at any time up until 3 March 2008.

3.3 The QUEST operates in conjunction with the 2003 scheme and the 1993 scheme and shares are transferred from the QUEST to employees and directors when they exercise options. The directors, as beneficiaries under the QUEST along with employees, are technically treated as having an interest in the shares held by the QUEST. As at 31 December 2007, the QUEST held no (2006: 371,413) shares in the company.

3.4 The EBT operates in conjunction with the LTIS and the beneficial interest in shares is transferred from the EBT to directors and employees when conditional share awards are made to directors and employees. Full vesting of such shares is subject to the achievement of the performance target set out on page 54 in paragraph 3.11. As at 31 December 2007 the EBT held the non-beneficial interest in 723,141 (2006: nil) shares in the company.

3.5 Details of options granted to and exercised by directors are set out on pages 56 to 57 in paragraphs 5 and 6 of the directors' remuneration report and details of conditional share awards made to directors are set out on page 57 in paragraph 6.2 of the directors' remuneration report.

3.6 There were no changes in the beneficial or non-beneficial interests of the directors between 1 January 2008 and 3 March 2008.

4 Employee involvement

4.1 The company encourages employee involvement in the company's activities and performance through operating company newsletters, regular management team briefings, staff meetings and conferences including trades union meetings in those companies which recognise unions.

4.2 The company operates three savings-related share option schemes (referred to on page 40 in paragraph 1.2) aimed at encouraging employees' involvement and interest in the financial performance and success of the group through share ownership. 2,482 employees are currently saving to buy shares in the company under these schemes. One of the three directors of the trustee company of the QUEST has been selected by group employees.

4.3 The group operates a number of pension schemes. Involvement in the two group defined benefit pension schemes is achieved by the appointment of member nominated trustees to each scheme and by regular newsletters and communications from the trustees to members. In addition, there is a website dedicated to pensions matters. The group also operates a stakeholder pension plan for employees who joined the group from 1 January 2003. Employees in this plan receive regular newsletters and have access to a dedicated website which provides information on their funds.

4.4 The company is fully committed to encouraging employees at all levels to study for relevant educational qualifications and to training employees at all levels in the group.

5 Environmental, social and governance matters

5.1 During the year, the company made donations for charitable purposes of £566,723 (2006: £667,816). The group invested a further £413,531 (2006: £1,303,360) in support of community programmes (based on the London Benchmarking Group's guidelines). No political donations were made.

5.2 Details of the group's corporate responsibility activities are set out on pages 29 to 35 of the directors' report and on the company's website.

5.3 The board takes regular account of the significance of environmental, social and governance ('ESG') matters to the businesses of the group. A corporate affairs activity report, which deals with relevant matters, is presented at each board meeting. A corporate responsibility report is presented to the board annually. Responsibility for this area rests with the Chief Executive, Peter Crook. In addition, the group's risk management process enables the board to review and manage the material risks arising from ESG matters.

5.4 ESG risks are dealt with by means of the company's risk management process; details of this are set out on page 51 in paragraph 22 (internal control) of the key governance principles section of the directors' report. The board has identified and assessed the significant ESG risks and considers that it has adequate information relating to ESG risks.

5.5 There are no specific remuneration incentives in the group based on ESG matters. However, the annual bonus scheme for executive directors comprises specific objectives, which include such matters where appropriate; details of this are set out on page 54 in paragraph 3.5 of the directors' remuneration report. Details of training for directors are set out on page 46 in paragraph 14.15 of the key governance principles section of the directors' report.

5.6 The group's performance against stated environmental objectives and targets is subject to an annual process of external verification. The environmental management system is also subject to an annual independent internal audit against the requirements of ISO 14001. Working groups have been established within the subsidiary companies to co-ordinate the management of the company's corporate responsibility performance. Finally, the annual corporate responsibility report is externally verified to confirm that the progress detailed in the report is accurate and that the information it contains is reliable and accurate.

6 Health and safety

6.1 The group attaches great importance to the health and safety of its employees, agents and other people who may be affected by its activities.

6.2 The board has approved a group-wide health and safety policy and a framework for health and safety. Each subsidiary board is responsible for the issue and implementation of its own health and safety policy in order to comply with the subsidiary company's day-to-day responsibility for health and safety. Health and safety is considered regularly at subsidiary board meetings and each subsidiary board produces a formal written report on compliance with the group-wide health and safety policy and framework for the Provident Financial plc board once a year in January.

7 Equal opportunities

The company is committed to equal opportunity in recruitment, promotion and employment and does not discriminate on the basis of age, gender, disability, religious belief, nationality, ethnic or racial origin, sexual orientation or marital status.

The company gives full and fair consideration to applications for employment from disabled persons where they have the appropriate skills and abilities. It is the policy of the group that the training, career development and promotion opportunities of disabled persons should, as far as possible, be identical to that of other employees.

In the event of an employee becoming disabled, every effort is made to ensure their employment with the group continues and employees are retrained where necessary to enable them to perform work identified as appropriate and tailored, where practicable, for their specific needs, aptitudes and abilities.

8 Supplier policy statement

8.1 The company agrees terms and conditions for its business transactions with suppliers and payment is made in accordance with these, subject to the terms and conditions being met by the supplier.

8.2 The company acts as a holding company and had no trade creditors at 31 December 2007 or at 31 December 2006. The average number of days' credit taken by the group during the year was 24 days (2006: 14 days).

9 Financial instruments

Details of the financial risk management objectives and policies of the group and the exposure of the group to credit risk, liquidity risk, interest rate risk and foreign exchange risk are included on pages 73 to 75 of the financial statements.

10 Disclosure of information to auditors

In the case of each person who is a director at the date of this report, it is confirmed that, so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and he/she has taken all the steps that ought to have been taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

11 Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the forthcoming AGM.

12 Annual general meeting

The AGM will be held at 12 noon on Thursday 8 May 2008 at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW. The Notice of Meeting, together with an explanation of the items of business, will be contained in a circular to shareholders to be dated 31 March 2008.

Key governance principles

13 Introduction

This section explains how the company has applied the main and supporting principles set out in Section 1 of the Combined Code published by the Financial Reporting Council in June 2006 ('the 2006 Combined Code').

The statement of compliance is set out on page 52 in paragraph 26 of the directors' report.

14 The board

COMPOSITION

14.1 The board leads and controls the company. It currently comprises three executive directors, three non-executive directors and a Chairman. Following the resignation of the Chief Executive, Robin Ashton, with effect from 31 December 2006, the Chairman acted as Chief Executive on a temporary basis until 16 July 2007 and the provisions of sub-paragraph 14.2 should be read in the light of this.

DIVISION OF RESPONSIBILITIES BETWEEN THE CHAIRMAN AND THE CHIEF EXECUTIVE

14.2 The board has previously approved a statement of the division of responsibilities between the Chairman and the Chief Executive. The Chairman is responsible for chairing the board meetings, and monitoring their effectiveness, and chairing the AGM and the nomination committee. He is also responsible for ensuring that an effective strategy is approved by the board and that an annual evaluation of the board is carried out. The Chief Executive is primarily responsible for implementing the company's strategy, as well as being a focal point for communication with shareholders. All other responsibilities (other than those detailed above, those reserved to the board as a whole and the board committees) are the responsibility of the Chief Executive, who delegates appropriately.

CHAIRMAN

14.3 The Chairman is also Chairman of Huveaux PLC. There have been no material changes in his other commitments during the year or since the year end.

NON-EXECUTIVE DIRECTORS

14.4 Each of the non-executive directors has been formally determined by the board to be independent for the purposes of the Combined Code, as each was found to be free from any material business or other relationship with the company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the company). Accordingly, the board believes that there are no such relationships which could materially interfere with their independent judgement.

14.5 Non-executive directors are currently appointed for fixed periods of three years, subject to appointment by shareholders. The initial three-year period may be extended for one further three-year period (and, in exceptional cases, further extended), subject to re-appointment by shareholders. Their letters of appointment may be inspected at the company's registered office or can be obtained on request from the Company Secretary.

14.6 Ray Miles was the senior independent director. Following his resignation as a director on 16 July 2007, John Maxwell was appointed as the senior independent director. He is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate.

14.7 In 2007, the nomination committee reviewed the structure and composition of the board in the period leading up to demerger of the company's international business. In anticipation of demerger, Christopher Rodrigues was appointed as a director and Deputy Chairman and Robert Hough was appointed as a non-executive director. Following demerger, Christopher Rodrigues and four other directors joined the board of International Personal Finance plc ('IPF'), Peter Crook was appointed as Chief Executive and Manjit Wolstenholme and Chris Gillespie were appointed as directors to strengthen the board. The committee also recommended to the board a further extension of the term of office of John Maxwell to 31 May 2009. The committee considers that the three current non-executive directors bring an appropriate balance of skills and expertise to the board to address the challenges and opportunities facing the group post-demerger.

GOVERNANCE FRAMEWORK

14.8 The board has a formal schedule of matters specifically reserved to it for decision, including corporate strategy, approval of budgets and financial results, new board appointments, proposals for dividend payments and the approval of all major transactions. This schedule is reviewed on an annual basis and was last reviewed on 3 September 2007. There are five principal board committees. All committees have written terms of reference which are reviewed on an annual basis and were last updated on 3 September 2007. The terms of reference can be found on the company's website or are available on request from the Company Secretary, who is secretary to all the committees. In addition, the group has detailed corporate policies which set out authority levels within the group. Subsidiary companies are required to report on compliance with the corporate policies on an annual basis.

MEETINGS

14.9 The board normally has seven scheduled meetings a year, including an annual planning conference. A pack of board papers (including a detailed agenda) is sent to each director in the week before the board meeting so that he/she has sufficient time to review them. All directors are, therefore, able to bring independent judgement to bear on issues such as strategy, performance, resources and standards of conduct. Additional meetings are called when required and there is frequent contact between meetings, where necessary, to progress the company's business. In 2007, the Chairman met with the non-executive directors without any executive director present. The non-executive directors met without the Chairman present to discuss the Chairman's performance and the senior independent director was responsible for discussing comments arising with the Chairman.

COMPANY SECRETARY

14.10 All directors are able to consult with the Company Secretary. The appointment and removal of the Company Secretary is a matter for the board. The Company Secretary is secretary to all the board committees.

INDEPENDENT ADVICE

14.11 There is a formal procedure by which any director may take independent professional advice relating to the performance of his duties at the company's expense.

14 The board *continued*

RE-APPOINTMENT OF DIRECTORS

14.12 Under the company's articles of association, one-third of the directors is obliged to retire each year and each director must offer himself for re-appointment every three years. After nine years, a director must offer himself for re-appointment annually. A director who is initially appointed by the board is subject to appointment by shareholders at the AGM following his board appointment. In 2007, biographical details of the directors submitted for re-appointment at the AGM were supplied to shareholders in the circular dated 26 March 2007.

POLICY ON OTHER BOARD APPOINTMENTS

14.13 In December 2004, the board updated its policy on other directorships which is designed to ensure that directors remain able to discharge their responsibilities to the company. This applies to the Chairman and executive directors, and to non-executive directors who are appointed (or whose term of office is extended) after 1 January 2005. The policy is set out in paragraphs 14.13.1 to 14.13.3 below. Any request for an exception to this policy is considered on its merits.

14.13.1 As was previously the case and as specified in the letters of appointment of the non-executive directors, any proposed appointment to the board of another company will require the prior approval of the board.

14.13.2 In accordance with the Combined Code, an executive director will be permitted to hold one non-executive directorship (and to retain the fees from that appointment) provided that the board considers that this will not adversely affect his executive responsibilities. The board would not permit an executive director to take on the chairmanship of a FTSE 100 company.

14.13.3 The company's policy is that a non-executive director should have sufficient time to fulfil his duties to the company, including chairing a committee. The board will consider all requests for permission for other directorships carefully, having regard to the following principles. A non-executive director would not be expected to hold more than four other material non-executive directorships. If he/she holds an executive role in a FTSE 350 company, he/she would not be expected to hold more than two other material non-executive directorships. Only one FTSE 100 company, or two FTSE 350 companies, should be chaired at any given time.

PERFORMANCE EVALUATION

14.14 In November 2007, the board completed the fifth evaluation of its performance and that of its committees and individual directors. The Chairman was primarily responsible for this evaluation and submitted a questionnaire to all directors. This contained questions on different aspects of the operation of the board and its committees and the performance of individual directors. The senior independent director was responsible for collating comments on the Chairman's performance. A summary of the evaluation was presented to the board on 12 December 2007. The board considered the results of the evaluation and proposals to take account of these were agreed.

TRAINING

14.15 Appropriate training and briefing is provided to all directors on appointment to the board, taking into account their individual qualifications and experience. Ongoing training is arranged to suit their individual needs (including environmental, social and governance training as appropriate) and the Company Secretary, reporting to the Chairman, is responsible for identifying appropriate training courses for directors. Update sessions are arranged for the board as necessary.

15 Report on the audit committee

AUDIT COMMITTEE

Manjit Wolstenholme	(Appointed member and Chairman on 16 July 2007)
Robert Hough	(Appointed 28 February 2007)
John Maxwell	(Appointed Chairman on 28 February 2007. Resigned as Chairman on 16 July 2007)
Graham Pimlott	(Resigned as Chairman and member on 27 February 2007)
Ray Miles	(Resigned 16 July 2007)
Tony Hales	(Resigned 16 July 2007)

15.1 The committee met three times in 2007.

15.2 The committee makes recommendations to the board, for the board to put to shareholders in general meeting, in relation to the appointment, reappointment and removal of the auditors and approves their remuneration and terms of engagement. It reviews and monitors the independence and objectivity of the auditors and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements. It develops and implements policy on the engagement of the auditors to supply non-audit services and reports to the board (identifying any matters in respect of which it considers that action or improvement is needed) and makes recommendations as to the steps to be taken. It monitors the integrity of the financial statements of the company and the formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them. It also reviews the group's whistle blowing policy.

15.3 Manjit Wolstenholme took over the chair of the committee on her appointment to the board. She is a chartered accountant and is considered to have the recent and relevant financial experience required by the provisions of the Combined Code. The other members of the committee have a wide range of business experience which is evidenced by their biographical summaries on page 39.

15.4 The group's internal audit function is provided by Ernst & Young LLP ('E&Y'). The committee formally agrees the internal audit plan once a year and reviews regular reports on the activity of the internal audit function. As the internal audit function reports to the committee, this helps to ensure the function's independence from group management and ensures that appropriate action is taken in response to audit findings.

15.5 At the invitation of the committee, meetings are attended by both the internal and external auditors as required and by the Finance Director and the group Financial Controller.

15.6 At its February and September meetings the committee had a separate session with the group's auditors PricewaterhouseCoopers LLP ('PwC') and the group's internal auditors, E&Y, without any executive director or employee of the company or group being present. This gave members of the committee the opportunity to raise any issues, including any issues on the final or interim results of the group directly with PwC and E&Y.

15 Report on the audit committee *continued*

15.7 The committee is conscious of the need to ensure that the auditors are, and are perceived to be, independent and its work relating to this is summarised in paragraphs 15.7.1 to 15.7.5 below.

15.7.1 PwC provide the committee with a letter of independence, which is regularly updated and considered by the committee.

15.7.2 The committee has adopted a policy on the appointment of staff from the auditors to positions within the various group finance departments. It grades appointments into four categories and sets out the approvals required. Neither a partner of the audit firm who has acted as engagement partner, the quality review partner, other key audit partners or partners in the chain of command, nor a senior member of the audit engagement team, may be employed as group Finance Director or group Financial Controller.

15.7.3 A formal policy on the use of auditors for non-audit work was adopted by the company in 2003. This policy is reviewed once a year.

15.7.4 The main elements of the policy are as follows. The award of non-audit work to the auditors is managed in order to ensure that the auditors are able to conduct an independent audit and are perceived to be independent by the group's shareholders and stakeholders. The performance of non-audit work by the group's auditors should be minimised and work should be awarded only when, by virtue of their knowledge, skills or experience, the auditors are clearly to be preferred over alternative suppliers. The group should maintain an active relationship with at least two other professional accounting advisers. The nature and cost of all non-audit work awarded to the group's external auditors for the period since the last meeting and for the year to date will be reported to each meeting of the audit committee, together with an explanation as to why the auditors were the preferred supplier. No information technology, remuneration, recruitment, valuation or general consultancy work may be awarded to the auditors without the prior approval of the Chairman of the audit committee, such approval to be given only in exceptional circumstances. The Chairman of the audit committee must approve in advance any single award of non-audit work with an aggregate cost of £250,000 or more. The auditors may not perform internal audit work.

15.7.5 In 2007, the committee regularly considered a schedule of non-audit work carried out by PwC. Work carried out by PwC for the group in 2007 fell broadly into five categories: fees payable for the audit of the parent company and consolidated financial statements; audit of the company's subsidiaries pursuant to legislation; other services pursuant to legislation; tax services; and other services including fees in relation to acting as reporting accountants on demerger of the international business and fees for vendor due diligence on the disposal of the insurance business (which was subsequently reimbursed by the purchaser). Fees paid to PwC in 2007 are set out on page 79 in note 4 of the notes to the financial statements.

15.8 The committee has formally considered its effectiveness in 2007. The overall view was that the committee was working effectively.

16 Report on the nomination committee

NOMINATION COMMITTEE

John van Kuffeler	Chairman
Peter Crook	(Appointed 16 July 2007)
John Maxwell	
Robert Hough	(Appointed 28 February 2007)
Manjit Wolstenholme	(Appointed 16 July 2007)
Graham Pimlott	(Resigned 27 February 2007)
Charles Gregson	(Resigned 16 July 2007)
Ray Miles	(Resigned 16 July 2007)
Tony Hales	(Appointed 28 February 2007. Resigned 16 July 2007)
Christopher Rodrigues	(Appointed 28 February 2007. Resigned 16 July 2007)

16.1 The committee met four times in 2007.

16.2 Its remit is to assist the board in the process of the selection and appointment of any new director and to recommend to the board the appointment of any new director. It keeps under review the structure, size and composition of the board. It considers and, if appropriate, recommends to the board the extension of the term of office of a non-executive director. It considers the succession plan annually and reports to the board that it has done so.

16.3 In 2007, the committee reviewed the structure and composition of the board. It considered the succession plan in December 2006 and reported formally to the board that it had done so. It managed the selection process for the appointment of Chris Gillespie as the new Managing Director of the Consumer Credit Division and recommended his appointment to the board, following demerger of the international business. It recommended the appointment of Peter Crook as Chief Executive on 16 July 2007 following demerger of the international business. It also managed the selection processes for the appointment of two further non-executive directors, Robert Hough (who was appointed to the board on 28 February 2007), and Manjit Wolstenholme (who was appointed to the board on 16 July 2007), following demerger of the international business. In addition, it managed the process for the appointment of Christopher Rodrigues (who was appointed to the board on 26 January 2007). On each occasion the committee instructed an external search consultancy.

16.4 At its meeting in February 2008, the committee carried out a rigorous review of the performance of John Maxwell and recommended a further extension to his term of office to 31 May 2009.

17 Report on the remuneration committee

REMUNERATION COMMITTEE

Full details of the composition and work of the remuneration committee are contained on page 53 in paragraph 2 of the directors' remuneration report.

18 Report on the executive committee

EXECUTIVE COMMITTEE

Peter Crook	(Appointed Chairman on 16 July 2007)
Andrew Fisher	
Chris Gillespie	(Appointed 16 July 2007)
John van Kuffeler	(Appointed member and Chairman on 1 January 2007. Resigned as member and Chairman on 16 July 2007)
John Harnett	(Resigned 16 July 2007)
Christopher Rodrigues	(Appointed member and Deputy Chairman on 28 February 2007. Resigned as member and Deputy Chairman on 16 July 2007)

The committee normally meets at least once a week, and more frequently as required, and deals with matters relating to the running of the group, other than those matters reserved to the board and those specifically assigned to the other committees. There is a formal schedule of matters reserved to it for decision.

19 Report on the risk advisory committee

RISK ADVISORY COMMITTEE

Robert Hough	(Appointed member on 28 February 2007 and Chairman on 16 July 2007)
Andrew Fisher	
John Maxwell	
Manjit Wolstenholme	(Appointed 16 July 2007)
Graham Pimlott	(Resigned 27 February 2007)
Ray Miles	(Resigned as Chairman on 28 February 2007 and as a member on 16 July 2007)
Tony Hales	(Appointed as member and Chairman on 28 February 2007. Resigned as member and Chairman on 16 July 2007)
Christopher Rodrigues	(Appointed as member on 28 February 2007 and resigned on 16 July 2007)
Charles Gregson	(Resigned 16 July 2007)

19.1 The committee met four times in 2007.

19.2 The group's risk management framework is overseen by the risk advisory committee on behalf of the board. The risk advisory committee is chaired by Robert Hough and comprises the Finance Director and the other non-executive directors. Its function is to keep under review the effectiveness of the group's system of non-financial controls, including operational and compliance controls and risk management, and to report to the board on its work. It keeps the risk registers prepared by the subsidiary companies and the group corporate team under review and considers the most important risks facing the group.

The risk advisory committee delegates a number of responsibilities to the risk advisory group which comprises the executive directors, the Company Secretary and the group Financial Controller. The risk advisory group considers the extent and nature of the risks facing the group, the extent and categories of risk which are acceptable to bear, the likelihood of the risk materialising, the group's ability to mitigate any risk, and the costs of operating particular controls relative to the benefits obtained. It reviews risk assessments prepared by the subsidiary companies and by the group corporate team twice a year, challenging and making changes where appropriate. It submits activity reports, key risk registers and supporting schedules to the risk advisory committee for review.

As noted on page 27, the group is subject to consolidated supervision by the Financial Services Authority ('FSA'), and is now required to conduct an annual Internal Capital Adequacy Assessment Process ('ICAAP'). The key output of the ICAAP is a document which considers the risks faced by the group, considers the adequacy of internal controls in place and ascertains the level of regulatory capital that should be held to cover those risks. The ICAAP was approved by the board and submitted to the FSA for review during 2007. The group is currently operating under interim capital guidance set by the FSA whilst the ICAAP is being considered. Individual capital guidance is expected from the FSA during the first half of 2008.

As the ICAAP is an annual process, it has now been embedded into the group's risk management framework. In achieving this, the group's risk registers have been updated to ensure each of the risks is allocated into the FSA risk categories. In addition, the risk advisory group estimates the level of regulatory capital, if any, that should be held against each risk held on the risk registers and then, after aggregating these amounts, compares this to the group's regulatory capital requirement as set by the FSA and the group's actual level of regulatory capital. On an annual basis the risk advisory group will revise the group's ICAAP document based on its review of the risk registers during the year and submit the ICAAP to the risk advisory committee for review. The board will then approve the ICAAP in February each year. The risk advisory group and risk advisory committee are supported in their management of risk by a number of specific committees such as the audit committee, the treasury committee and the credit committees within each subsidiary company. These committees review and control specific aspects of the group's financial risks and the risk advisory committee regularly reports to the board. A formal reporting structure for agreeing strategy, risk assessments, planning, budgets and reporting operating results with clearly defined areas of responsibility is also in place throughout the group. In addition, group-wide corporate policies are in place covering a number of areas including but not limited to accounting policies, treasury management and taxation, and each subsidiary certifies compliance with the corporate policies annually. Each subsidiary company reports monthly and is also required to produce budgets twice a year for review and approval by the board.

Like any other business, the group is exposed to a wide range of risks. These can be categorised as credit risk, liquidity risk, interest rate and currency risk, tax risk, operational risk, business risk, reputational risk, regulatory risk and pension risk and are inherent in the business of the subsidiary companies. The Consumer Credit Division, Vanquis Bank and the collect-out of the Yes Car Credit loan book are managed separately and there is limited integration of systems, management or customers. As a result, risk management is carried out by the boards of each subsidiary company.

The group's independent internal auditors, Ernst & Young, review the risk process each year as part of their internal audit work programme, and use the risk information provided to focus their audit work on the key risk areas.

An analysis of the credit risk, liquidity risk, interest rate risk and currency risk facing the group is included in the financial statements on pages 73 to 75. Details of the group's other risks are set out on pages 49 to 51.

19 Report on the risk advisory committee *continued*

19.2.1 TAX RISK

Tax risk is the risk of loss arising from changes in tax legislation or practice.

The group is subject to the effect of future changes in tax legislation and practice in the United Kingdom and any other tax jurisdiction affecting any company within the group which could materially adversely affect the group's taxation liabilities. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities, which in some cases can be years after the transaction concerned.

In addition, following demerger of the international business, the group has agreed, subject to the application of a floor, to indemnify IPF for a specified proportion of the tax and related interest incurred by IPF's Polish business in respect of certain accounting reference periods ended prior to demerger. IPF's Polish business has been the subject of an ongoing tax audit and a number of areas are being challenged, in particular the recognition of revenue for tax purposes. The group does not believe that there is a material risk of a material liability arising under the indemnity. However, the audit is still at an early stage and there can be no assurance that a material liability will not arise.

The group's overall tax risks are mitigated in a number of ways. The group employs an in-house tax team who are responsible for managing the group's tax affairs. Also, advice from external professional advisors is sought for all material transactions and, where possible, tax treatments are agreed in advance with any relevant authorities.

19.2.2 OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems.

Recruiting and retaining highly skilled management and staff

The group is dependent on its existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the group.

To mitigate this risk, the group maintains effective recruitment, retention and succession planning strategies, monitors remuneration and incentive structures to ensure that they are appropriate and competitive, and ensures that there are training and development opportunities and effective staff communication throughout its businesses.

IT systems

As with other retail financial services groups, the group's business depends on its ability to process a large number of transactions efficiently and accurately. The group's ability to operate in the future depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity. Such dependency on technology exposes the group to risk in the event of any form of damage, interruption or failure.

The group has disaster recovery procedures and policies in place which are designed to allow the group to continue trading in the event of such an occurrence. These policies and procedures are tested from time to time.

The Consumer Credit Division is in the process of rolling out a new core IT system for recording customer transactions (Focus) which will be followed by the roll-out of a new agent commission system and then by a roll-out of hand-held technology for agents and field managers. These projects are large scale projects involving significant resource and there is a risk that if they are not implemented effectively, they could have an adverse impact on the business. To mitigate the risk, the group has chosen to implement the three projects consecutively rather than in parallel and is adopting a rigorous testing procedure for all three projects involving a thorough pilot in a small number of locations prior to undertaking a phased implementation schedule for introducing the new systems in other locations.

Health and safety

The health and safety of all employees is a key concern for the group. Adverse publicity in the event of personal injury to staff could affect the group's ability to retain and recruit staff (either generally or in particular areas) and may damage the reputation, brands and profitability of the group. It may also lead to a change in regulations relating to health and safety which may require the group to review its business model. The group invests a considerable amount of time ensuring staff are safety conscious.

Agents working with the group are encouraged to be conscious of their own safety, with safety awareness information being made available to them on a continuing basis.

19.2.3 BUSINESS RISK

Business risk is the risk of loss arising from the failure of the group's strategy or management actions over the planning horizon.

Competition

There is the risk of an increasing level of competition from existing or new competitors in the small sum credit market in which the group operates. An increase in competition will place greater pressure upon the group to retain its existing customers, to attract new customers, to recruit and retain high calibre staff and to identify new agents.

To ensure the group remains competitive, key market drivers, such as the use of other credit products in its target markets, are regularly reviewed through market research and other data sources and competition monitoring is carried out via market research, operational management and other data sources. The group uses this information to develop products to meet the changing credit needs of both existing and potential new customers, review the success of the different customer acquisition methods and products, and provide more targeted communications to existing customers.

Business development

To achieve and sustain growth the group needs to offer products that meet the needs of its target market. The group will also need to introduce new products in order to retain existing customers whose needs have evolved, and to attract new customers for whom the existing product offering or methods of acquisition are unattractive. This expansion into new areas carries risk, notwithstanding any research or pilot undertaken in that market before committing to any expansion of the business.

To mitigate the risk associated with entering new markets or offering new products, the group ensures that a rigorous pilot is undertaken. The results are monitored carefully by the group at various stages of the pilot and underwriting criteria and pricing are regularly reviewed and amended where required. More significant investments are only made when the product or market has demonstrated the ability to be successful and generate a sufficient return on capital in the medium to longer term.

19 Report on the risk advisory committee *continued*

19.2.4 REPUTATIONAL RISK

Reputational risk is the risk of any event or circumstance that could adversely impact on the group's reputation.

The group considers reputational risk to be a significant risk in a financial services business operating in a competitive market place where integrity, customer trust and confidence are important. This risk could crystallise as a result of adverse publicity in connection with, for example, the perception of high headline credit charges in the home credit and credit card products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst the customers. Such unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the group's market.

The group mitigates this risk in a number of ways. At both group and subsidiary company level there are established procedures for dealing with media issues. Also, an active communication programme to foster a better understanding of the group's products is co-ordinated at group level and is targeted at key opinion formers. Continued investment in a community programme helps to foster good relations with customers and the communities in which they live. Further information on this scheme can be found in the Corporate Responsibility section of the directors' report on pages 29 to 35.

19.2.5 REGULATORY RISK

Regulatory risk is the risk of loss arising from regulatory changes in the market within which the group operates.

The group's operations are subject to various forms of regulation in the UK and the Republic of Ireland. These regulatory authorities have broad jurisdiction over many aspects of the group's business, including capital adequacy requirements, product construction, marketing and selling practices, advertising and terms of business.

These regulations may change from time to time and, although the group monitors developments and works actively with opinion formers to ensure its businesses are better understood, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing regulation affecting the industry and market in which the group operates may materially adversely affect the group's operations and development if the group could not effectively respond to such changes. Potential legal and regulatory changes in relation to the home credit business could include the introduction of interest rate restrictions, changes to the laws or regulations on, or prohibition of, doorstep lending, more restrictive product regulation, more stringent consumer credit legislation, employment and health and safety legislation, or broader grounds for challenges to the commercial practices or product terms and conditions by customers.

Vanquis Bank is subject to regulation by the FSA and the group itself is also subject to consolidated supervision by the FSA as Provident Financial plc is the parent company of Vanquis Bank Limited. All financial services companies regulated by the FSA face the risk that they fail to comply with applicable rules and guidance or have not undertaken corrective action as required by the FSA. To mitigate this risk, the group ensures that it dedicates sufficient resources to its compliance programmes, seeks to be proactive in dealing with the FSA in an open and co-operative way and endeavours to respond to regulatory enquiries in an appropriate way.

Both Vanquis Bank and the group are required by the FSA to maintain certain levels of regulatory capital. Failure to do so could cause Vanquis Bank's banking licence to be revoked, or a requirement for the group to have increased levels of capital. To mitigate this risk, the group's policy is to maintain a healthy margin over the capital requirements set by the FSA, and review capital adequacy requirements as an integral part of the risk management framework, including in particular during the budgeting and forecasting process. Levels of regulatory capital are reported in the group's monthly management accounts and are monitored by the group's treasury committee.

In the UK, the Department for Business, Enterprise and Regulatory Reform is currently in the process of implementing the Consumer Credit Act 2006, which will bring about key changes to the UK regulatory framework for consumer credit. Also, a proposal for a Directive on Consumer Credit by the European Commission was adopted by the European Parliament in January 2008. Although the adopted text is likely to be approved without substantial further amendment it is yet to be approved by the Council of Ministers. Until the final form of the Directive and the relevant implementing legislation is published, it is not possible to be certain of its impact on the group.

In 2006, the Competition Commission published its final report on the competitiveness of the home credit market following the initial ruling in 2004 by the Office of Fair Trading that it had found sufficient evidence of anti-competitive practices to justify a referral to the Competition Commission. The report, whilst introducing a package of remedies to increase competition in the home credit industry, also confirmed that customer satisfaction in the home credit industry is high and that the product is well-suited to customers' needs. It also rejected the introduction of an interest rate cap which it felt would have reduced the availability of home credit to customers without access to alternative sources of credit. The package of remedies involved the sharing of customer data with credit reference agencies, the publication of prices on an independent website, better information to customers and enhanced rebates to those customers who settle their loans early. The group is working constructively with the Competition Commission to implement the remedies to the agreed timetable, with most of the remedies expected to be in operation by the end of 2008. However, there can be no assurance that the Competition Commission or the Office of Fair Trading will not revisit the issue of competitiveness in the home credit market in the future.

19.2.6 PENSION RISK

Pension risk is the risk that there may be a shortfall of assets to satisfy liabilities associated with the pension benefits of employees/former employees within the group's defined benefit pension schemes.

The group operates two defined benefit pension schemes. Both schemes provide benefits based on final salary. There is a risk that the liabilities within the schemes materially exceed the assets in the schemes due to changes in corporate bond yields, wage inflation, equity and bond returns and mortality rates.

As at 31 December 2007 the group had a pension asset of £61.5m. This has increased during 2007 due to favourable movements in corporate bond yields and equity returns. Therefore, the risk of significant deficits arising in the schemes is lower than in previous years. In addition, during 2006, new pension arrangements were put in place which gave active members the choice of (i) paying higher contributions into the schemes and remaining in the final salary section of the schemes or (ii) continuing to pay reduced contributions and joining the 'cash balance' section of these schemes.

19 Report on the risk advisory committee *continued*

The aim of the new arrangements is to reduce the group's exposure to improving mortality rates. The group has also recently introduced a revised investment strategy to split the assets of the scheme equally between equities and bonds and hence reduce the risk of volatility. The group, in conjunction with its advisers, continues to carefully monitor the investment strategy of the pension schemes with the trustees.

20 Board and committee attendance

The table shows the attendance at the meetings of the board and committees in 2007. Attendance at meetings by directors, other than members, is not shown.

	Board	Audit committee	Remuneration committee	Nomination committee	Risk advisory committee
Total number of meetings in 2007	12	3	7	4	4
John van Kuffeler	12/12	–	–	4/4	–
Peter Crook†	12/12	–	–	0/0	–
Andrew Fisher	12/12	–	–	–	4/4
Chris Gillespie*	4/4	–	–	–	–
John Maxwell	11/12	3/3	6/7	4/4	3/4
Robert Hough*	10/11	1/2	6/6	3/3	2/2
Manjit Wolstenholme*	4/4	2/2	3/3	0/0	2/2
John Harnett**	8/8	–	–	–	–
Charles Gregson**	4/8	–	–	4/4	0/2
Tony Hales**	6/8	1/1	4/4	3/3	0/0
Ray Miles**	8/8	1/1	4/4	3/4	2/2
Graham Pimlott**	2/2	1/1	1/1	0/1	2/2
Christopher Rodrigues***	6/7	–	–	3/3	–

* These directors joined the board during the year.
** These directors resigned from the board during the year.
*** This director joined and resigned from the board during the year.
† This director joined the committee during the year.

21 Accountability

The board presents the company's position and prospects in as clear a way as possible, both by means of the annual report and in circulars and reports to shareholders. These documents are posted on the company's website at www.providentfinancial.com. Announcements made by the company to the London Stock Exchange are also posted on the company's website.

22 Internal control

22.1 The board is responsible for the company's system of internal control and for reviewing its effectiveness. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and any system can provide only reasonable and not absolute assurance against material misstatement or loss.

22.2 The key elements of the internal control system which have been established (in accordance with the revised Guidance for Directors on the Combined Code – the Turnbull Guidance) are set out in paragraphs 22.2.1 to 22.2.4 below.

22.2.1 In December each year, the board approves detailed budgets and cash flow forecasts for the year ahead. It also approves outline projections for the subsequent four years. A detailed review takes place at the half-year. Actual performance against budgets is monitored in detail regularly and reported monthly for review by the directors. The company reports to shareholders on a half-yearly basis.

22.2.2 The audit committee keeps under review the adequacy of internal financial controls in conjunction with the internal auditors and reports to the board regularly. An annual programme of work which targets and reports on higher risk areas is carried out by the internal auditors. The operation of internal financial controls is monitored by regular management reviews, including a procedure by which operating companies certify compliance quarterly.

22.2.3 The risk advisory committee considers the nature and extent of the risks facing the group, keeps them under review, reviews the framework to mitigate such risks, and notifies the board of changes in the status and control of risks. It reports to the board on a regular basis. In addition, the risk advisory group (consisting of the executive directors, the group Financial Controller and the Company Secretary) formally reviews internal risk assessments from each subsidiary company twice a year and directs reviews of internal controls and particular areas of risk. It reports to the risk advisory committee.

22.2.4 The board requires its subsidiaries to operate in accordance with its corporate policies and subsidiaries are obliged to certify compliance on an annual basis.

22.3 In accordance with the Turnbull guidance, the board has reviewed the effectiveness of the group's framework of internal controls during 2007. The process for identifying, evaluating and managing the significant risks faced by the group, as set out above, was in place throughout 2007 and up to 3 March 2008 and no significant failings or weaknesses were identified during this period. The board also, whenever appropriate, ensures that necessary actions have been, or are being taken, to remedy significant failings or weaknesses identified from the review of the effectiveness of internal control.

23 Relations with shareholders

23.1 The executive directors meet with institutional shareholders on a regular basis. The Chairman is responsible for ensuring that appropriate channels of communication are established between the executive directors and shareholders and ensuring that the views of the shareholders are made known to the board. An investor relations report is considered by the board regularly and independent reviews of shareholder views are commissioned.

23.2 The company encourages private investors to attend the AGM. The chairmen of the board committees are available to answer questions from shareholders at the AGM and there is an opportunity for shareholders to ask questions on each resolution proposed.

23.3 At the 2007 AGM, details of proxy votes cast on each resolution were made available to shareholders and other interested parties by means of an announcement to the London Stock Exchange and on the company's website.

23.4 At the 2007 AGM, the company proposed separate resolutions on substantially separate issues and will continue to do so. It is the company's policy to give shareholders in excess of 20 working days' notice of the AGM.

23.5 The company has established the Provident Financial Company Nominee Scheme to enable shareholders to take advantage of a low-cost telephone dealing service through the CREST electronic settlement system. Members of this scheme receive all documents sent to shareholders and may attend, speak and vote at the AGM.

23.6 The company intends to offer all shareholders the opportunity to participate in a dividend reinvestment plan from 2008, which will enable shareholders to elect to receive their dividends in shares should they wish to do so.

24 Directors' responsibilities in relation to the financial statements

24.1 The following statement, which should be read in conjunction with the independent auditors' report on page 121, is made to distinguish for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements. The directors are responsible for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations.

24.2 Company law requires the directors to prepare financial statements for each year. The directors are also required to prepare the financial statements in accordance with International Financial Reporting Standards ('IFRS'), as adopted by the EU. They are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and group to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. The financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for the financial year.

24.3 The directors consider that in preparing the financial statements on pages 62 to 120, the group and company have used and consistently applied the appropriate accounting policies and presented the information contained therein in a manner that provides relevant, reliable, comparable and understandable information. The directors confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements and that additional disclosures have also been made when compliance with the specific requirements in IFRS is insufficient to enable understanding of the impact of particular transactions and events on the group's financial position and performance.

24.4 The directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and the company and to prevent and detect material fraud and other irregularities.

24.5 This document (the Annual Report & Financial Statements 2007) will be published on the company's website (in addition to the normal paper version). The maintenance and integrity of the Provident Financial website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters.

24.6 Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

25 Takeovers Directive disclosures

Details of the company's issued share capital are set out on page 111 in note 26 of the notes to the financial statements. All of the company's issued ordinary shares are fully paid up and rank equally in all respects. The rights attached to them, in addition to those conferred on their holders by law, are set out in the company's articles of association ('the articles'). There are no restrictions on the transfer of ordinary shares or on the exercise of voting rights attached to them, except (i) where the company has exercised its right to suspend their voting rights or to prohibit their transfer following the omission of their holder or any person interested in them to provide the company with information requested by it in accordance with Part 22 of the Companies Act 2006 or (ii) where their holder is precluded from exercising voting rights by the FSA's listing rules or the City Code on Takeovers and Mergers. Rules about the appointment and replacement of directors are set out in the articles and in paragraph 14.12 of this report. Changes to the articles must be approved by shareholders passing a special resolution. The directors' powers are conferred on them by UK legislation and by the articles. Details of the authority of the company to issue shares and purchase shares of the company is set out in paragraphs 1.13 and 1.14 on page 42 of this report. There are no agreements between any group company and any of its employees or any director of the company which provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the company.

26 Statement of compliance with the Combined Code

The company complied with all the provisions in Section 1 of the Combined Code on Corporate Governance 2006 throughout 2007, with the exception of the period 1 January to 16 July 2007, when the Chairman also held the role of acting Chief Executive.

Approved by the board on 4 March 2008 and signed on its behalf.

Kenneth J Mullen
General Counsel and Company Secretary
4 March 2008

Directors' remuneration report

1 Introduction

This directors' remuneration report complies with Schedule 7A to the Companies Act 1985 ('the Companies Act') and the Listing Rules of the Financial Services Authority. The company also followed the requirements of the Combined Code on Corporate Governance 2006 ('Combined Code'). This report will be subject to an advisory vote at the AGM of the company to be held on 8 May 2008.

2 The remuneration committee

2.1 The remuneration committee consists of the following non-executive directors, each of whom is, in the opinion of the board, independent. The attendance of each member at meetings of the remuneration committee is shown on page 51 and the terms of reference of the remuneration committee are available on the company's website at www.providentfinancial.com.

John Maxwell	(Chairman from 1 January 2007 to 28 February 2007 and from 16 July 2007)
Robert Hough	(Appointed 28 February 2007)
Manjit Wolstenholme	(Appointed 16 July 2007)
Graham Pimlott	(Resigned 27 February 2007)
Ray Miles	(Chairman from 28 February 2007 to 16 July 2007. Resigned 16 July 2007)
Tony Hales	(Resigned 16 July 2007)

2.2 The committee met seven times during the year.

2.3 Pursuant to its terms of reference, the committee considers the framework of executive remuneration and makes recommendations to the board. It determines the specific remuneration packages and conditions of service of the chairman, the executive directors and the Company Secretary, including their service agreements. It also monitors the level and structure of the remuneration of the most senior management below board level within the company. No director is involved in determining his/her own remuneration.

2.4 The committee keeps itself fully informed of developments and best practice in the field of remuneration and it seeks advice from external advisers when it considers it appropriate. The committee has appointed Kepler Associates Limited ('Kepler') as remuneration consultant to advise on aspects of executive director and senior management pay and considers them to be independent as they do not provide any other services to the group. Kepler has provided advice to the committee in 2007. The committee has also been advised by Slaughter and May who are the company's city solicitors (and have advised the company on other legal matters, including the demerger of its international business, during the year) and in the later part of the year, Eversheds (who have advised the company on various regulatory, employment and commercial matters, during the year). Both firms have provided legal advice to the committee on the operation of the company's share schemes. In all cases the advisers were instructed by the secretary on behalf of the committee. The Chairman and Chief Executive of the company normally attend and speak at meetings of the committee (other than when their own remuneration or any matter relating to them is being considered). Rosamond Marshall Smith was secretary to the committee during the period 1 January to 16 July 2007 and following her resignation on 16 July 2007, Ken Mullen, General Counsel and Company Secretary, acted as secretary to the committee from 16 July to 31 December 2007. They both attended the relevant meetings of the committee in 2007 and provided legal and technical support to the committee.

3 Statement of the company's policy on directors' remuneration

REMUNERATION POLICY

3.1 The committee considers it very important that there should be an appropriate proportion of fixed and variable pay. The remuneration policy operated by the committee during the year and, subject to ongoing review by the remuneration committee, to be applied for the following financial year and for future financial years, is based on the need to attract, reward, motivate and retain executive directors in a manner consistent with the long-term accumulation of value for shareholders and achievement of the company's strategic objectives. The committee is also conscious of the need to avoid paying more than is reasonable for this purpose and therefore the policy of the committee is to pay remuneration at market levels, with a significant proportion subject to performance.

3.2 The executive directors' remuneration consists of a basic salary, an annual cash bonus (subject to performance conditions) and other benefits including participation in the company's pension schemes. Additionally, they may participate in a performance share plan (which necessitates the waiver of part of the annual cash bonus), a long-term incentive scheme, both of which are subject to performance conditions, and an employee savings-related share option scheme which is not subject to performance conditions. The remuneration policy is designed to ensure that a significant proportion of the executive directors' remuneration is linked to performance, through the operation of the annual cash bonus and the share incentive schemes. For 2008, variable remuneration is expected to account for over half of the fair value of executive remuneration (excluding pension).

3.3 The committee normally reviews the executive directors' remuneration annually. This review takes into account individual performance, experience and market competitiveness. In December 2007 the committee reviewed the salaries of the executive directors. Market competitiveness was assessed against other UK listed financial services providers and companies of a similar size. As a result of this review, the committee set the following executive directors' salaries effective from 1 January 2008:

Director's name	£
Peter Crook	510,000
Andrew Fisher	375,000
Chris Gillespie	360,000

The committee also reviewed the salary of the Chairman, who became acting Chief Executive with effect from 1 January 2007 and adjusted his salary (for the period 1 January to 16 July 2007) to £400,000 a year. Following the appointment of Peter Crook as Chief Executive on 16 July 2007 the salary of the Chairman was adjusted to £250,000 a year for the period 16 July to 31 December 2007.

3.4 The fees for the non-executive directors, other than the Chairman, are fixed by the board and are designed both to recognise the responsibilities of non-executive directors and to attract individuals with the necessary skills and experience to contribute to the future growth of the company. Their business expenses are reimbursed by the company. Full details of their fees for 2007, with 2006 comparative figures where relevant, are set out in the table of directors' remuneration on page 56 in paragraph 4.1.

3 Statement of the company's policy on directors' remuneration *continued*

CASH BONUSES

3.5 An annual cash bonus is payable, subject to the satisfaction of performance conditions. The bonus is calculated as a percentage of salary. The purpose of the bonus scheme is to provide a meaningful cash incentive for executive directors which is clearly focused on improving the company's performance and aligns, so far as is practicable, shareholder and executive director interests. The committee does consider corporate performance on environmental, social and governance ('ESG') issues when setting the performance conditions for cash bonuses and will use its discretion to ensure that where appropriate, the management of the ESG risks are reflected in the rewards granted to directors and senior management.

3.6 Executive directors are eligible for annual cash bonuses by reference to the company's audited earnings per share (as defined in the bonus scheme) and divisional profits (where appropriate) which cannot exceed 80% of salary, and achievement of specific personal objectives, which cannot exceed 20% of salary. The bonus payable cannot exceed 100% of salary in total. In exceptional circumstances, the committee may make such adjustments to the calculation of earnings per share as it considers fair and reasonable. The committee carries out a detailed review of the computations involved and ensures that the rules are applied consistently. Furthermore, the independent auditors are asked to perform agreed-upon procedures on behalf of the committee on the calculations.

3.7 Bonuses do not form part of pensionable earnings.

DEMERGER BONUS

3.8 Under a separate arrangement, Peter Crook, Andrew Fisher and John Harnett each received an additional one-time cash bonus in 2007 of 100% of salary (which was the maximum entitlement) by reference to the successful completion of, and the value created through, the demerger of the company's international business. These bonuses do not form part of pensionable earnings.

3.9 In addition, the company made a payment of £490,000 to Robin Ashton in respect of the contractual bonus payable to him following the successful completion of, and value created through, the demerger of the company's international business. This was his maximum contractual entitlement. This bonus did not form part of his pensionable earnings.

SHARE INCENTIVE SCHEMES

3.10 The grant of awards under share incentive schemes to executive directors and senior management is normally considered once in each year after the announcement of the company's results in accordance with a formula determined by reference to salary. The company has three schemes: the Provident Financial Executive Share Option Scheme 2006 ('the ESOS'), the Provident Financial Long Term Incentive Scheme 2006 ('the LTIS') and the Provident Financial Performance Share Plan ('the Performance Share Plan'). No further options can be granted under the Provident Financial plc Senior Executive Share Option Scheme (1995) ('the 1995 scheme') or the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) ('the 1996 scheme'). There were no ESOS awards or PSP awards in 2007. Following demerger of the company's international business the committee undertook, with the assistance of Kepler, a review of the company's long-term incentives for the executive directors and senior management remaining in the UK businesses to ensure that they continue to incentivise them to increase shareholder value by aligning their risks and rewards with those of the company's shareholders. The committee has, as a consequence, decided to simplify the share incentive schemes by ceasing to grant options and making conditional share awards to executive directors and senior management under the LTIS, in line with prevailing market practice and in recognition that conditional share awards provide greater alignment with shareholders.

LTIS

3.11 For conditional share awards made in 2007 the committee set a performance target based on the company's annualised total shareholder return ('TSR') when measured against the annualised TSR of the FTSE 250 Index. The committee considers this to be an appropriate comparator group for Provident Financial given the company's position in the FTSE 250 Index and its focus on the UK market. The index is market cap weighted which the committee feels is appropriate as vesting of awards will only occur if the company outperforms the broader stock market as a whole. In assessing whether the performance condition has been met the committee will rely on calculations of the company's TSR and that of the FTSE 250 Index carried out on their behalf by Kepler. In addition, for any shares to vest, the committee must satisfy itself that the company's TSR performance is a genuine reflection of the underlying business performance of the company. The committee believes that the use of relative TSR as the sole measure is appropriate as it is an objective measure of the company's success, provides for a fair measure of management performance and is strongly aligned with shareholders' interests as it recognises the high dividend yield and rating attributed by the market to the company's earnings. For awards made in 2007, there will be no vesting if the company's annualised TSR over a three-year performance period, is less than the annualised TSR of the FTSE 250 Index; 25% of an award will vest if the company's annualised TSR is in line with that of the FTSE 250 Index, rising to full vesting if the company's annualised TSR exceeds the annualised TSR of the FTSE 250 Index by 8.5%, measured on a multiplicative basis. Vesting is on a straight-line basis between these two levels. Participation is currently limited to executive directors and certain members of senior management. Annual awards are normally subject to a maximum of 150% of salary (200% of salary in exceptional circumstances). The committee exercised the discretion available to it to grant initial awards following demerger of the company's international business to the executive directors of 200% of salary to help provide a strong incentive from the outset of the demerger. The committee will continue to use its discretion to set appropriate performance targets for future awards under the LTIS including the use of complementary measures based on TSR and earnings per share.

2007 LTIS performance conditions:


100%
75%
50%
25%
0%
% of award vesting
Index
Index + 8.5% pa
3-year TSR vs. FTSE 250 Index

3 Statement of the company's policy on directors' remuneration *continued*

OFFSHORE EMPLOYEE BENEFIT TRUST

3.12 The rules of the LTIS, approved by shareholders previously, allows the LTIS to be operated in conjunction with any employee trust established by the company. Accordingly, the company established the Provident Financial plc 2007 Employee Benefit Trust in Jersey on 11 September 2007 with Kleinwort Benson (Jersey) Trustees Limited acting as the first trustee of the trust. Paragraph 6.7 on page 57 gives details of share acquisitions made by this trust for the purposes of satisfying awards made under the LTIS during the course of the year.

THE ESOS

3.13 The ESOS contains both an HMRC approved and unapproved section. All options are subject to a performance target. For options granted in 2006 the target requires the company's average annual growth in earnings per share to be equal to or greater than RPI plus 3% over a period of three consecutive years, the first of which is the financial year starting immediately before the grant date. At that level 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs was used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business. Earnings per share is considered to be an appropriate measure of the company's financial performance, aligns the interests of the participants with shareholders and complements the use of TSR in the LTIS. Maximum awards will normally be limited to 100% of salary. No executive options have been granted at a discount and no options were granted in 2007.

PERFORMANCE SHARE PLAN

3.14 Participation in the Performance Share Plan includes executive directors who waive up to 50% (with a minimum of 25%) of their annual cash bonus, and other eligible employees who waive up to 50% or 30%, depending on their level of seniority, of their annual cash bonus. Participants receive a basic award of shares equal to the value of the waived bonus, together with an equivalent matching award which is subject to a performance condition. Generally, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. The performance conditions were selected by the committee after consideration of other possible types of condition. The committee took the view that the use of this earnings per share target aligned, so far as is practicable, the interests of the directors and senior management with those of the shareholders. The committee did not operate the Performance Share Plan in 2007 because of the demerger of the company's international business.

SAVINGS-RELATED SHARE OPTION SCHEME

3.15 The executive directors (together with other eligible group employees) may participate in the Provident Financial plc Employee Savings-Related Share Option Scheme (2003). Participants save a fixed sum each month for three or five years and may use these funds to purchase shares after three, five or seven years. The exercise price is fixed at up to 20% below the market value of the shares at the date directors and employees are invited to participate in the scheme. Up to £250 can be saved each month. This scheme does not contain performance conditions as it is an HMRC approved scheme designed for employees at all levels.

OTHER BENEFITS

3.16 The executive directors are provided with company-owned cars and fuel (or a cash alternative), long-term disability cover under the company's insured permanent health policy and medical cover for them and their immediate families. Benefits in kind are not pensionable.

SHARE OWNERSHIP POLICY

3.17 The company has a share ownership policy for executive directors which requires them to retain half of vested shares, net of tax and exercise costs, until a beneficial shareholding equivalent to one times annual salary has been met; in performing the calculation, post-tax embedded gains on vested unexercised share options may be included. The committee reviews the shareholdings of the executive directors in the light of this policy once a year.

SERVICE AGREEMENTS

3.18 The current policy is for executive directors' service agreements to provide for both the company and the director to give one year's notice. No director has a service agreement containing a liquidated damages clause on termination; in the event of the termination of an agreement, it is the current policy to seek mitigation of loss by the director concerned and to aim to ensure that any payment made is the minimum which is commensurate with the company's legal obligations.

OTHER DIRECTORSHIPS

3.19 The company will normally permit an executive director to hold one non-executive directorship and to retain the fee from that appointment. However, any proposed appointment will require the approval of the board. In accordance with the Combined Code, the board would not permit an executive director to take on the chairmanship of a FTSE 100 company.

SENIOR MANAGEMENT REMUNERATION

3.20 The committee considers the structure and level of pay for the most senior level of management within the group.

DETAILED INFORMATION

3.21 Full details of salaries, bonus earnings and other benefits for 2007 (with 2006 comparative figures) for the executive directors are set out in the table of directors' remuneration in paragraph 4.1 on page 56. Full details of share options are set out in the tables on pages 56 and 57 in paragraphs 5.1 and 6.1. Full details of awards under the performance share plan are set out in the table on page 58 in paragraph 7.1. Full details of awards under the LTIS are set out in the table on page 57 in paragraph 6.2.

4 Directors' remuneration

4.1 The aggregate directors' emoluments during the year amounted to £4,369,000 (2006: £2,131,000) analysed as follows:

Director's name	Salary £000	Annual cash bonus £000	Demerger bonus £000	Benefits £000	Fees £000	2007 Total £000	2006 Total £000
Chairman							
John van Kuffeler	331	–	–	34	–	365	281
Executive directors							
Peter Crook	395	395*	347	29	–	1,166	583
Andrew Fisher	347	347*	347	34	–	1,075	404
Chris Gillespie**	209	340*	–	12	–	561	–
John Harnett***	192	179	357	23	–	751	686
Christopher Rodrigues***	235	–	–	8	–	243	–
	1,378	1,261	1,051	106	–	3,796	1,673
Non-executive directors							
John Maxwell	–	–	–	6	45	51	44
Manjit Wolstenholme**	–	–	–	–	25	25	–
Robert Hough‡	–	–	–	–	41	41	–
Ray Miles***	–	–	–	6	24	30	40
Charles Gregson***	–	–	–	–	24	24	40
Tony Hales***	–	–	–	–	24	24	10
Graham Pimlott§	–	–	–	6	7	13	43
	–	–	–	18	190	208	177
Total	1,709	1,261	1,051	158	190	4,369	2,131

*The annual cash bonus represents the gross cash bonus payable to the directors in respect of 2007. Each director has agreed to waive 50% of this gross cash bonus in order to participate in the Provident Financial Performance Share Plan.

**Chris Gillespie and Manjit Wolstenholme were appointed as directors on 16 July 2007.

***Christopher Rodrigues, John Harnett, Charles Gregson, Tony Hales and Ray Miles resigned as directors on 16 July 2007 following demerger of the international business.

‡Robert Hough was appointed as a director on 1 February 2007.

§Graham Pimlott resigned as a director on 27 February 2007.

5 Share option schemes

5.1 Directors' share options at 31 December 2007 were as follows:

Director's name	1 January 2007	Granted in 2007	Exercised in 2007	31 December 2007	Exercise price (p)	Market price at date of exercise (p)	Performance conditions**	Range of normal exercisable dates of options held at 31 December 2007
Peter Crook	114,330	–	–	114,330	577.25	–	C	07.06.2009 – 06.06.2016
	3,335*	–	–	3,335*	491.00	–	–	01.12.2011 – 31.05.2012
	117,665	–	–	117,665				
Andrew Fisher	98,740	–	–	98,740	577.25	–	C	07.06.2009 – 06.06.2016
		1,340*	–	1,340*	716.00	–	–	01.12.2010 – 31.05.2011
	98,740	1,340	–	100,080				
Chris Gillespie	–	–	–	–	–	–	–	–
John Harnett***	33,269	–	–	33,269	1,037.00	–	A	04.05.2002 – 03.05.2009
	16,077	–	–	16,077	622.00	–	A	02.08.2004 – 01.08.2011
	66,643	–	–	66,643	709.00	–	B	09.05.2005 – 08.05.2012
	90,702	–	–	90,702	551.25	–	B	18.03.2006 – 17.03.2013
	114,950	–	–	114,950	550.50	–	B	05.08.2007 – 04.08.2014
	96,797	–	–	96,797	702.50	–	B	23.03.2008 – 22.03.2015
	58,890	–	–	58,890	577.25	–	C	07.06.2009 – 06.06.2016
	477,328	–	–	477,328				
Total	693,733	1,340	–	695,073				

*Granted under the Provident Financial plc Employee Savings-Related Share Option Scheme (2003).

**See paragraphs 5.3.1 to 5.3.3.

***Resigned 16 July 2007 and options outstanding are shown as at this date. Options granted in 2006 under the ESOS were cancelled with effect from this date. He exercised options over 385,169 shares on 11 September 2007, when the market price was 870.05p. The remaining options, granted in 1999 at an option price of 1,037p, lapsed on 15 January 2008.

5 Share option schemes *continued*

5.2 Directors' share options at 31 December 2007 are shown in the table in paragraph 5.1. Share options granted under the LTIS are shown separately in the table in paragraph 6.1 below.

5.3 The performance condition which applies to the exercise of executive share options under the ESOS is as set out in paragraph 5.3.3 below.

5.3.1 Performance condition A (referred to in the table in paragraph 5.1) applies to options granted prior to 2002. Over a three-year period the real growth in the company's earnings per share must average 3% a year (after making appropriate adjustments for inflation).

5.3.2 Performance condition B (referred to in the table in paragraph 5.1) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share over the same periods.

5.3.3 Performance condition C (referred to in the table in paragraph 5.1) applies to options granted under the ESOS. For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

5.4 The company's highest paid director in 2007 was Peter Crook, whose emoluments amounted to £1,166,000 (2006: John Harnett £686,000). His notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) on the exercise of share options amounted to £nil (2006: John Harnett £nil).

5.5 The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2007 amounted to £nil (2006: £nil).

5.6 The mid-market closing price of the company's shares on 31 December 2007 was 833.5p. The range during 2007 was 816p to 695.5p (pre-demerger) and 962p and 790.5p (post-demerger).

5.7 No consideration is payable on the grant of an option.

5.8 There were no changes in directors' share options between 1 January 2008 and 3 March 2008.

5.9 None of the directors has notified the company of an interest in any other shares, transactions or arrangements which requires disclosure.

6 Long Term Incentive Scheme

6.1 Awards under the Provident Financial Long Term Incentive Scheme in 2006, which were granted as nil cost options, were as follows:

Director's name	Date of award	Total awards held at 01.01.2007	Total awards held at 31.12.2007	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
Peter Crook	01.06.2006	54,726	54,726	Nil	603	01.06.2009 – 31.05.2016
Andrew Fisher	01.06.2006	47,263	47,263	Nil	603	01.06.2009 – 31.05.2016
John Harnett*	01.06.2006	56,384	–	Nil	603	01.06.2009 – 31.05.2016

* Resigned as a director on 16 July 2007 and his awards were cancelled with effect from this date.

6.2 Awards under the Provident Financial Long Term Incentive Scheme in 2007, which were granted as conditional share awards, were as follows:

Director's name	Date of award	Total awards held at 01.01.2007	Total awards held at 31.12.2007	Market price at date of grant (p)	Vesting Date
Peter Crook	12.09.2007	–	103,626	868.5	12.09.2010
Andrew Fisher	12.09.2007	–	79,907	868.5	12.09.2010
Chris Gillespie*	12.09.2007	–	78,295	868.5	12.09.2010

* Appointed on 16 July 2007.

6.3 No consideration is payable on the award of the conditional shares.

6.4 There were no changes in directors' conditional share awards between 1 January 2008 and 3 March 2008.

6.5 There were no conditional share awards outstanding on 1 January 2007.

6.6 None of the directors has notified the company of an interest in any other shares, transactions or arrangements which requires disclosure.

6.7 Kleinwort Benson (Jersey) Trustees Limited, as trustee of the Provident Financial plc 2007 Employee Benefit Trust, purchased 723,141 ordinary shares during the period 12 September to 13 September 2007 and transferred the beneficial ownership (subject to the performance conditions set out in paragraph 3.11 on page 54) in 261,828 shares for no consideration to the executive directors on 3 October 2007. The trustee has entered into a dividend waiver in respect of all the shares it holds in the company at any time.

6 Long term incentive scheme *continued*

6.8 The executive directors have waived an entitlement to any dividend in respect of the conditional shares during the vesting period. To the extent an award vests at the end of the performance period, additional ordinary shares in the company or a cash amount, equivalent to the dividends that would have been paid on the vested awards from the date of grant, will be paid to the executive directors when the award vests.

6.9 The 2007 awards require the company's annualised TSR over a three-year performance period, when measured against the annualised TSR of the FTSE 250 Index, to be at least median (25% vesting), rising on a straight-line basis, with full vesting if the company's annualised TSR exceeds the annualised TSR of the FTSE 250 Index, by 8.5% on a multiplicative basis. No award will vest if the company's annualised TSR is below the TSR of the FTSE 250 Index.

7 Performance Share Plan

7.1 Awards held under the Provident Financial Performance Share Plan are as follows:

Director's name	Date of grant	Basic awards (number of shares) held at 01.01.2007	Matching awards (number of shares) held at 01.01.2007	Total basic awards (number of shares) held at 31.12.2007*	Total matching awards (number of shares) held at 31.12.2007*	Market price of each share when award was granted (p)	Earliest vesting date
Peter Crook	09.03.2006	2,917	2,917	1,458	1,459	640	09.03.2009
Total		2,917	2,917	1,458	1,459		

*Awards were adjusted on 16 July 2007 following the one for two share consolidation.

7.2 There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs was used as the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

7.3 No awards to executive directors or other eligible employees were made during 2007.

7.4 The dividends payable on the basic and matching award shares are paid to the directors. The gross amount received in 2007 by Peter Crook was £2,026. This figure has been included in the benefits column in the table of directors' remuneration on page 56 in paragraph 4.1.

7.5 There has been no variation in the terms and conditions of plan interests during the year.

7.6 On 27 February 2007, the basic awards granted in 2004 at a price of 741p to Robin Ashton (3,422 shares) and John Harnett (8,486 shares) vested in accordance with the performance condition detailed in paragraph 7.2 above. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

8 Pensions and life assurance

8.1 There are three directors, (2006: two) for whom retirement benefits are accruing under the cash balance section of the Provident Financial Senior Pension Scheme ('the senior pension scheme'). The senior pension scheme is a defined benefit scheme, with two sections; cash balance and final salary. Details of the cash balance section are set out in paragraphs 8.6 and 8.7.

8.2 Peter Crook, Andrew Fisher and Chris Gillespie are members of the cash balance section of the senior pension scheme.

8.3 John van Kuffeler and John Harnett each has a defined contribution personal pension arrangement. A life assurance benefit is provided by the senior pension scheme.

8.4 For John van Kuffeler, the company contributes 23% of his salary as non-executive Chairman to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. The company's contributions in respect of John van Kuffeler during 2007 (including the cost of the life insurance) amounted to £30,487 (2006: £30,498). John van Kuffeler's salary was adjusted on 1 January 2007 as a result of his additional role of acting Chief Executive. However, the contributions to his pension arrangements remained unchanged.

8 Pensions and life assurance *continued*

8.5 For John Harnett, the position is identical to that specified in paragraph 8.4 for John van Kuffeler, except that the company contributed 30% of his basic salary to his pension arrangements. The company's contributions in respect of John Harnett during 2007 (including the cost of the life insurance) amounted to £58,104 (2006: £103,087). John Harnett resigned as a director on 16 July 2007 following demerger of the international business.

8.6 The cash balance section of the senior pension scheme provides Peter Crook, Andrew Fisher and Chris Gillespie with a pension credit of 35% of their basic salary each year to a retirement account. Directors contribute at the rate of 5% of basic salary. Currently, the pension credit increases each year by the lower of the increase in the RPI plus 1.5% and 6.5%. At retirement up to 25% of the total value of the director's retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of six times salary plus the value of the retirement account is payable.

8.7 Details of the pension entitlements earned under the cash balance section of the senior pension scheme are set out below:

	Age 31 December 2007	Accrued retirement account 31 December 2007 £000	Accrued retirement account 31 December 2006 £000	Increase in retirement account* 2007 £000	Increase in retirement account* 2006 £000	Director's contribution 2007 £000	Director's contribution 2006 £000	Transfer value of pension benefits accrued at 31 December 2007 £000	Transfer value of pension benefits accrued at 31 December 2006 £000	Increase in transfer value less director's contributions £000
Peter Crook	44	230	87	143	87	20	12	230	87	123
Andrew Fisher	49	197	70	127	70	17	10	197	70	110
Chris Gillespie**	44	73	–	73	–	10	–	73	–	63

*Whilst the member is in service, the accrued cash balance retirement account will increase by the lower of RPI plus 1.5% and 6.5% until retirement. At retirement, up to 25% of this balance can be taken as a lump sum, with the remaining amount used to purchase an annuity.
**Appointed on 16 July 2007.

8.8 Employees who joined the group on or after 1 January 2003 are eligible to join the Provident Financial Stakeholder Pension Plan.

9 Directors' service agreements

9.1 John van Kuffeler, Andrew Fisher and John Maxwell are offering themselves for re-appointment at the AGM to be held on 8 May 2008. Chris Gillespie and Manjit Wolstenholme are offering themselves for appointment at the AGM. Details of the service agreement of each director with the company or letter of appointment, as relevant, are set out in paragraphs 9.1.1 to 9.1.3 below.

9.1.1 Peter Crook, Andrew Fisher and Chris Gillespie each has a service agreement which requires one year's notice of termination to be given by the company and one year's notice of termination to be given by the director. No notice of termination has been given by either the company or any of the directors and thus in each case the unexpired term is one year. Each service agreement terminates on the date of the director's sixty-fifth birthday. There are no provisions for compensation payable upon early termination of any of the agreements. However, in the event that a director is not re-appointed at an AGM of the company, the agreement is automatically terminated and this is treated as a breach by the company. The dates of the service agreements are as follows: Peter Crook 27 April 2006 (amended by letter of variation on 1 February 2007); Andrew Fisher 1 January 2008; and Chris Gillespie 31 May 2007.

9.1.2 The Chairman, John van Kuffeler, has a service agreement dated 29 January 2002 (amended by letters of variation on 24 December 2003, 17 January 2007, 30 January 2007 and 4 July 2007) which requires one year's notice of termination to be given by the company and six months' notice of termination to be given by him. No notice of termination has been given by either party and thus the unexpired term is one year. The service agreement will terminate on the date of his sixty-fifth birthday.

9.1.3 Each of the non-executive directors has a letter of appointment. Each director is appointed for a fixed period of three years, subject to appointment by shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-appointment by shareholders. The dates of the letters of appointment and the unexpired terms are as follows: Robert Hough 18 October 2006 unexpired term: to 31 January 2010; John Maxwell 27 February 2008 unexpired term: to 31 May 2009; Manjit Wolstenholme 1 June 2007 unexpired term: to 31 July 2010.

9.2 Graham Pimlott, who resigned as a director with effect from 27 February 2007, had a letter of appointment dated 3 February 2006. No payment was made in connection with his resignation.

9.3 John Harnett, who resigned as director with effect from 16 July 2007 following demerger of the company's international business, had a service agreement dated 30 January 2002 (amended by letters of variation on 24 December 2003 and 5 February 2007) which required one year's notice of termination to be given by the company and one year's notice of termination to be given by the director. No payment was made to him in connection with his resignation. He was permitted to exercise options granted under the 1995 scheme and the 1996 scheme. Options granted under the LTIS and the ESOS were cancelled.

9.4 Charles Gregson, Tony Hales and Ray Miles each resigned as directors with effect from 16 July 2007 following demerger of the company's international business. Each had a letter of appointment dated 6 February 2007, 18 May 2006 and 21 December 2006 respectively. No payments were made in connection with these resignations.

9.5 Christopher Rodrigues, who resigned as a director with effect from 16 July 2007 following demerger of the company's international business, had a letter of appointment dated 6 February 2007 which required one year's notice of termination to be given by the company and one year's notice of termination to be given by him. No payment was made in connection with his resignation.

9 Directors' service agreements *continued*

9.6 Robin Ashton, who resigned as a director with effect from 31 December 2006, had a service agreement dated 28 January 2002 (as amended by letter of variation on 23 December 2003) which required one year's notice to be given by the company and one year's notice to be given by the director. Under the terms of his departure, he remained an employee until 6 April 2007, receiving salary and benefits in accordance with his service agreement. As he had not found an equivalent position by 20 April 2007, he received £791,150 as compensation for termination of employment. In addition he exercised options in accordance with the rules of the senior executive share option schemes. He also received a bonus payment of 100% of his salary as at 1 January 2007 by reference to successful completion of, and the value created through demerger of the international business and details of this are set out in paragraph 3.9 on page 54.

10 Performance graphs

The graphs below show the total shareholder return for the companies comprising the FTSE 250 Index. This index was chosen for comparison because the company is currently a member of this index and has been a member for approximately 85% of the five-year period.

PRE-DEMERGER


Provident Financial
FTSE 250
TSR (relative to FTSE 250 rebased to 100)
600
500
400
300
200
100
0
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
13 Jul 07

Base data at	31 December 2002	31 December 2003	31 December 2004	31 December 2005	31 December 2006	13 July 2007
FTSE 250	100.00	116.68	155.46	173.63	306.24	343.88
Provident Financial	100.00	112.09	121.54	104.24	141.20	146.75

POST-DEMERGER


Provident Financial
FTSE 250
TSR (relative to FTSE 250 rebased to 100)
120
100
80
60
16 Jul 07
27 Aug 07
24 Sep 07
29 Oct 07
26 Nov 07
31 Dec 07

Base data at	16 July 2007	31 December 2007
FTSE 250	100.00	81.53
Provident Financial	100.00	90.26

11 Audit

The elements of the directors' remuneration (including pension entitlements and share options set out in paragraphs 4 to 8 and 9.6 of this report) which are required to be audited, have been audited in accordance with the Companies Act.

This Report has been approved by the remuneration committee and the board and signed on its behalf.

John Maxwell
Chairman, Remuneration Committee
4 March 2008

Financial statements

Contents

Consolidated income statement

for the year ended 31 December	Notes	Group 2007 £m	Group 2006 £m
CONTINUING OPERATIONS			
Revenue	1,2	669.2	654.6
Finance costs	3	(42.1)	(41.2)
Operating costs		(342.4)	(356.0)
Administrative expenses		(169.5)	(153.3)
Total costs		(554.0)	(550.5)
Profit before taxation	1,4	115.2	104.1
Tax charge	5	(34.5)	(30.8)
Profit after taxation for the year from continuing operations		80.7	73.3
DISCONTINUED OPERATIONS			
Profit after taxation for the year from discontinued operations	6	57.7	51.6
Profit for the year attributable to equity shareholders	28	138.4	124.9
Earnings per share from continuing operations			
Basic	7	40.86p	28.76p
Diluted	7	40.49p	28.66p
Earnings per share attributable to equity shareholders			
Basic	7	70.08p	49.00p
Diluted	7	69.44p	48.83p
Dividend per share			
Proposed final dividend	8	38.10p	22.02p
Total dividend in respect of the year	8	63.50p	36.50p
Paid in the year*	8	47.42p	35.85p

*The total cost of dividends paid in the year was £89.4m (2006: £91.4m)

Statements of recognised income and expense

for the year ended 31 December	Notes	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Profit for the year attributable to equity shareholders	28	138.4	124.9	136.7	95.7
Exchange losses on foreign currency translations		-	(0.2)	-	-
Cash flow hedges:					
– net fair value gains	16	1.7	0.2	0.4	3.1
– recycled and reported in profit for the year	16	2.8	-	(1.3)	-
Actuarial gains/(losses) on retirement benefit asset	18	46.3	(0.3)	5.1	(0.3)
Tax charge on items taken directly to equity	5	(15.2)	(0.1)	(1.3)	(0.8)
Impact of change in UK tax rate	5	0.8	-	0.1	-
Net income/(expense) recognised directly in equity	28	36.4	(0.4)	3.0	2.0
Total recognised income for the year attributable to equity shareholders	28	174.8	124.5	139.7	97.7

Balance sheets

as at 31 December	Notes	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
ASSETS					
Non-current assets					
Goodwill	11	3.1	3.1	-	-
Other intangible assets	12	12.6	30.0	-	-
Property, plant and equipment	13	28.7	58.7	3.6	4.0
Investment in subsidiaries	14	-	-	357.6	398.8
Financial assets:					
- amounts receivable from customers	15	71.8	129.5	-	-
- derivative financial instruments	16	-	2.4	-	1.6
Trade and other receivables	17	-	-	438.0	441.5
Retirement benefit asset	18	61.5	8.9	19.5	0.5
		177.7	232.6	818.7	846.4
Current assets					
Financial assets:					
- amounts receivable from customers	15	853.6	1,103.2	-	-
- derivative financial instruments	16	0.7	0.3	0.7	0.1
- cash and cash equivalents	19	23.4	438.8	0.8	147.0
Trade and other receivables	17	19.9	30.6	805.0	892.6
Insurance assets	20	-	56.2	-	-
Current tax assets		-	8.1	-	1.0
Deferred tax assets	21	11.4	42.9	0.5	-
		909.0	1,680.1	807.0	1,040.7
Total assets	1	1,086.7	1,912.7	1,625.7	1,887.1
LIABILITIES					
Current liabilities					
Financial liabilities:					
- bank and other borrowings	22	(41.0)	(87.4)	(41.0)	(13.1)
- derivative financial instruments	16	(12.5)	(2.1)	(12.5)	-
Trade and other payables	23	(70.1)	(114.1)	(166.0)	(289.4)
Insurance accruals and deferred income	24	-	(328.3)	-	-
Current tax liabilities		(29.9)	(37.3)	(13.2)	-
Provisions	25	(0.8)	(1.8)	-	-
Deferred tax liabilities	21	-	-	-	(1.0)
		(154.3)	(571.0)	(232.7)	(303.5)
Non-current liabilities					
Financial liabilities:					
- bank and other borrowings	22	(592.7)	(933.6)	(273.8)	(446.7)
- derivative financial instruments	16	(24.3)	(42.0)	(4.6)	(16.9)
Trade and other payables	23	-	-	(131.3)	(136.8)
Provisions	25	(2.0)	-	-	-
Deferred tax liabilities	21	(17.5)	(12.1)	(5.5)	(0.3)
		(636.5)	(987.7)	(415.2)	(600.7)
Total liabilities	1	(790.8)	(1,558.7)	(647.9)	(904.2)
NET ASSETS	1	295.9	354.0	977.8	982.9
SHAREHOLDERS' EQUITY					
Called-up share capital	26	27.2	26.5	27.2	26.5
Share premium account	28	132.7	110.8	132.7	110.8
Other reserves	28	0.1	5.7	610.4	613.6
Retained earnings	28	135.9	211.0	207.5	232.0
TOTAL EQUITY	28	295.9	354.0	977.8	982.9

The financial statements on pages 62 to 120 were approved by the board of directors on 4 March 2008 and signed on its behalf by:

Peter Crook
Chief Executive

Andrew Fisher
Finance Director

Cash flow statements

for the year ended 31 December	Notes	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Cash flows from continuing operations					
Cash generated from/(used in) operations		141.9	57.6	(64.0)	(93.8)
Finance costs paid		(42.3)	(38.2)	(38.4)	(63.2)
Finance income received		-	-	89.6	112.9
Tax (paid)/received		(15.2)	2.3	-	(1.0)
Net cash generated from/(used in) continuing operating activities		84.4	21.7	(12.8)	(45.1)
Net cash (used in)/generated from discontinued operating activities	6	(49.1)	22.0	-	-
Net cash generated from/(used in) operating activities		35.3	43.7	(12.8)	(45.1)
Cash flows from investing activities in continuing operations					
Purchases of property, plant and equipment		(10.1)	(15.4)	(0.3)	(0.3)
Proceeds from disposal of property, plant and equipment	13	1.7	1.1	0.7	0.1
Purchases of intangible assets		(3.0)	(5.9)	-	-
Proceeds from disposal of investments		-	-	154.1	-
Additional investment in subsidiaries		-	-	(78.2)	(10.1)
Dividends received		-	-	7.9	84.5
Long-term loans repaid by/(advanced to) subsidiaries		-	-	3.5	(3.5)
Net cash (used in)/generated from investing activities in continuing operations		(11.4)	(20.2)	87.7	70.7
Net cash used in investing activities in discontinued operations	6	(242.0)	(14.5)	-	-
Net cash (used in)/generated from investing activities		(253.4)	(34.7)	87.7	70.7
Cash flows from financing activities in continuing operations					
Proceeds from borrowings		332.0	172.0	119.1	171.9
Repayment of borrowings		(332.7)	(112.6)	(265.1)	(101.9)
Dividends paid to company shareholders	8	(89.4)	(91.4)	(89.4)	(91.4)
Proceeds from issue of share capital	26	22.6	3.1	22.6	3.1
Purchases of own shares	29	(6.5)	-	(6.5)	-
Proceeds from vesting of shares	29	2.1	2.3	2.1	2.3
(Repayment of)/proceeds from loan from subsidiary undertaking		-	-	(5.5)	5.5
Net cash used in financing activities in continuing operations		(71.9)	(26.6)	(222.7)	(10.5)
Net cash (used in)/generated from financing activities in discontinued operations	6	(126.9)	4.6	-	-
Net cash used in financing activities		(198.8)	(22.0)	(222.7)	(10.5)
Net increase/(decrease) in cash and cash equivalents in continuing operations		1.1	(25.1)	(147.8)	15.1
Net (decrease)/increase in cash and cash equivalents in discontinued operations	6	(418.0)	12.1	-	-
Net (decrease)/increase in cash and cash equivalents		(416.9)	(13.0)	(147.8)	15.1
Cash and cash equivalents at beginning of year		431.6	444.4	139.8	124.7
Exchange (losses)/gains on cash and cash equivalents – discontinued operations		(0.1)	0.2	-	-
Cash and cash equivalents at end of year		14.6	431.6	(8.0)	139.8
Cash and cash equivalents at end of year comprise:					
Cash at bank and in hand		23.4	61.9	0.8	147.0
Short-term deposits		-	376.9	-	-
Cash and cash equivalents	19	23.4	438.8	0.8	147.0
Overdrafts – held in bank and other borrowings	22	(8.8)	(7.2)	(8.8)	(7.2)
Total cash and cash equivalents		14.6	431.6	(8.0)	139.8

		Group		Company	
for the year ended 31 December	Notes	2007 £m	2006 £m	2007 £m	2006 £m
Reconciliation of profit after taxation from continuing operations to cash generated from/(used in) continuing operations:					
Profit after taxation from continuing operations		80.7	73.3	136.7	95.7
Adjusted for:					
Tax charge	5	34.5	30.8	14.7	15.8
Finance costs	3	42.1	41.2	37.2	64.0
Finance income		–	–	(89.6)	(112.9)
Dividends received		–	–	(7.9)	(84.5)
Share-based payment charge/(credit)	27	1.6	(1.6)	1.5	(1.2)
Cash settlement of share-based payments		–	–	(0.9)	–
Retirement benefit charge/(credit)	18	0.4	(4.6)	(13.5)	(0.3)
Amortisation of intangible assets	12	0.5	2.2	–	–
Depreciation of property, plant and equipment	13	5.6	4.9	0.3	0.4
Profit on disposal of property, plant and equipment	13	(0.1)	–	(0.3)	–
Profit on disposal of investments		–	–	(110.9)	–
(Release of)/provision for impairment in investments in subsidiaries	14	–	–	(0.3)	0.4
Changes in operating assets and liabilities:					
Inventories		–	7.4	–	–
Amounts receivable from customers		(23.7)	43.5	–	–
Trade and other receivables		(2.1)	2.8	89.3	(73.2)
Trade and other payables		4.5	(28.0)	(119.6)	17.2
Retirement benefit asset		(3.6)	(91.5)	(0.4)	(15.2)
Derivative financial instruments		0.5	0.1	(0.3)	–
Provisions		1.0	(22.9)	–	–
Cash generated from/(used in) continuing operations		141.9	57.6	(64.0)	(93.8)

Statement of accounting policies

Basis of preparation

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union (EU), IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of derivative financial instruments to fair value. The group and company's principal accounting policies under IFRS are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

At the date of approval of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

- IAS 1 (Revised) 'Presentation of financial statements'
- IFRS 8 'Operating Segments'
- IFRIC 12 'Service Concession Arrangements'
- IFRIC 13 'Customer Loyalty Programmes'
- IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'
- IAS 23 (Amendment) 'Borrowing costs'

Of these standards and interpretations, only IFRS 8 had been endorsed by the EU as at 31 December 2007. Implementation of these standards and interpretations is not expected to have any material impact on the financial statements of the group or company.

The group and company have adopted IFRS 7 'Financial Instruments: Disclosures' (and the related amendment to IAS 1 'Presentation of Financial Statements: Capital Disclosures) during the year. The standard requires additional disclosures regarding financial instruments and does not have any impact on the classification and valuation of the group or company's financial instruments.

The group and company have also adopted the amendment to IFRS 4 'Insurance Contracts', IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies', IFRIC 8 'Scope of IFRS 2', IFRIC 9 'Re-assessment of Embedded Derivatives' and IFRIC 10 'Interim Financial Reporting and Impairment' in the year. The application of these standards and interpretations had no material impact on the group or company financial statements. The group and company adopted IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' in the year ended 31 December 2006 prior to its mandatory adoption.

Basis of consolidation

The consolidated income statement, statement of recognised income and expense, balance sheet, cash flow statement and notes to the financial statements include the financial statements of the company and its subsidiary undertakings drawn up from the date control passes to the group until the date control ceases.

Control is assumed to exist where more than 50% of the voting share capital is owned or where the group controls another entity either through the power to:

- govern the operating and financial policies of that entity;
- appoint or remove the majority of the members of the board of that entity; or
- cast the majority of the votes at a board meeting of that entity.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Segmental reporting

A business segment is a component of the group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the group that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments. Following demerger, the group operates in one geographic segment, the UK and Republic of Ireland. Accordingly, segmental reporting disclosures are all on a business segment basis.

Revenue

Revenue for continuing operations comprises interest income earned by the Consumer Credit Division and interest and fee income earned by Vanquis Bank. In addition, it includes the interest income earned by Yes Car Credit from the collect-out of the receivables that were held on closure of that business in December 2005.

Revenue from discontinued operations comprises interest income earned by the international business and premiums written by the insurance business.

Revenue excludes value added tax and intra-group transactions.

Revenue recognition

In the home credit business of the Consumer Credit Division and the discontinued international business, the service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan and there are no penalty or default interest charges. In accordance with IAS 39 'Financial Instruments: Recognition and Measurement' the service charge is accounted for as interest income. Revenue on customer receivables is recognised using an effective interest rate. The effective interest rate is calculated using estimated cash flows, being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all. Directly attributable incremental issue costs are also taken into account in calculating the effective interest rate. Interest income continues to be accrued on impaired receivables using the original effective interest rate applied to the loan's carrying value.

In respect of the credit card business of Vanquis Bank, interest is calculated on credit card advances to customers using the effective interest rate on the daily balance outstanding. Annual fees charged to customers' credit card accounts are recognised as part of the effective interest rate. Penalty charges and other fees are recognised at the time the charges are made to customers on the basis that performance is complete.

In the car finance business of Yes Car Credit, finance income and insurance commission are treated as part of the yield on the financing arrangement and are recognised using the effective interest rate method.

In respect of the discontinued insurance business, credit is taken to the income statement for premium income, net of commissions paid to intermediaries, over the life of the policy on a straight-line time apportioned method.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and, for the company, intra-group loan arrangements, and is recognised on an effective interest rate basis. Finance costs comprise the interest on bank and other borrowings and, for the company, on intra-group loan arrangements, and is recognised on an effective interest rate basis.

Dividend income

Dividends are recognised in the income statement when the company's right to receive payment is established.

Discontinued operations

Discontinued operations represent components of the group that have been disposed of in accordance with IFRS 5 'Non-current Assets for Sale and Discontinued Operations'. The profit or loss after tax from discontinued operations is disclosed as a single line in the income statement beneath profit after tax from continuing operations. The cash flows from discontinued operations are also disclosed as a single line item in each category of the cash flow statement.

Goodwill

All acquisitions are accounted for using the purchase method of accounting.

Goodwill is measured as the excess of the fair value of the consideration over the fair value of the acquired identifiable assets, liabilities and contingent liabilities at the date of acquisition. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the subsidiary sold.

Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses. Impairment is tested by comparing the carrying value of the asset to the discounted expected future cash flows from the relevant business unit. Expected cash flows are derived from the group's latest budget projections and the discount rate is based on the group's weighted average cost of capital at the balance sheet date.

Goodwill arising on acquisitions prior to 1 January 1998 was eliminated against shareholders' funds under UK GAAP and was not reinstated on transition to IFRS. On disposal of a business, any such goodwill relating to the business will not be taken into account in determining the profit or loss on disposal.

Other intangible assets

Other intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Directly attributable costs associated with the development of software that will generate future economic benefits are capitalised as part of the software intangible asset. Direct costs include the cost of software development employees and an appropriate portion of relevant directly attributable overheads.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be between five and ten years.

The residual values and economic lives of intangible assets are reviewed by management at each balance sheet date.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the effective interest rate, less any deduction for impairment.

The group assesses whether there is objective evidence that customer receivables have been impaired at each balance sheet date. The principal criteria for determining whether there is objective evidence of impairment is delinquency in contractual payments.

Within the weekly home credit business, objective evidence of impairment is based on the payment performance of loans in the previous 12 weeks as this is considered to be the most appropriate indicator of credit quality in the short-term cash loans business. Loans are deemed to be impaired when the cumulative amount of two or more contractual weekly payments have been missed in the previous 12-week period since only at this point do the expected future cash flows from loans deteriorate significantly. Loans with one missed weekly payment over the previous 12-week period are not deemed to be impaired. The amount of impairment loss is calculated on a portfolio basis by reference to arrears stages and is measured as the difference between the carrying value of the loans and the present value of estimated future cash flows discounted at the original effective interest rate. Subsequent cash flows are regularly compared to estimated cash flows to ensure that the estimates are sufficiently accurate for impairment provisioning purposes.

Within the monthly Vanquis Bank credit card business, customer balances are deemed to be impaired as soon as customers miss one monthly contractual payment. Impairment is calculated as the difference between the carrying value of receivables and the present value of estimated future cash flows discounted at the original effective interest rate. Estimated future cash flows are based on the historical performance of customer balances falling into different arrears stages and are regularly reassessed.

At Yes Car Credit, customer accounts are deemed to be impaired as soon as one monthly contractual payment has been missed. Impairment is calculated as the difference between the carrying value of the receivable and the present value of estimated future cash flows, discounted at the original effective interest rate. Estimated future cash flows on impaired loans include the expected proceeds from the disposal of the motor vehicle upon which finance was originally provided.

For the Consumer Credit Division and Yes Car Credit, impairment charges are deducted directly from the carrying value of receivables whilst in Vanquis Bank impairment is recorded through the use of an allowance account. Impairment charges are charged to the income statement as part of operating costs.

Foreign currency translation

Items included in the financial statements of each of the group's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). Following demerger, all of the group's subsidiaries operate primarily in the UK and Republic of Ireland. The consolidated and company financial statements are presented in sterling, which is the company's functional and presentational currency.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the balance sheet date. Differences arising on translation are charged or credited to the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment.

Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

	%	Method
Land	Nil	-
Freehold and long leasehold buildings	2½	Straight-line
Short leasehold buildings	Over the lease period	Straight-line
Equipment (including computer hardware)	10 to 33⅓	Straight-line
Motor vehicles	25	Reducing balance

The residual values and useful economic lives of all assets are reviewed, and adjusted if appropriate, at each balance sheet date. All items of property, plant and equipment, other than land, are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Land is subject to an annual impairment test. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are recognised within administrative expenses in the income statement.

Investments in subsidiaries

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances. For cash flow purposes, bank overdrafts are shown as part of cash and cash equivalents.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the expected life of the borrowings using the effective interest rate.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the income statement and a corresponding adjustment made to the carrying value of borrowings.

Borrowings are classified as current liabilities unless the group or company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Provisions

Provisions are recognised when the group or company has a present obligation as a result of a past event, and it is probable that the group or company will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Retirement benefits

DEFINED BENEFIT PENSION PLANS

The charge/credit in the income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees, together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges/credits are recognised within administrative expenses in the income statement.

The retirement benefit asset recognised in the balance sheet in respect of defined benefit pension plans is the fair value of the plans' assets less the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised past service costs.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortised on a straight-line basis over the vesting period.

DEFINED CONTRIBUTION PLANS

Contributions to defined contribution pension schemes are charged to the income statement on an accruals basis.

Share-based payments

The company issues share-based payments under senior executive share option schemes (ESOS/SESO), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)), the Performance Share Plan (PSP) and the Long-Term Incentive Scheme (LTIS).

The cost of providing share-based payments to group and company employees is charged to the income statement of the group/company over the vesting period of the related share options, share allocations and share awards. The corresponding credit is made to a share-based payment reserve within equity. The grant by the company of options over its equity instruments to the employees of subsidiary undertakings is treated as a capital contribution. The fair value of employee services received, measured by reference to the fair value at the date of grant/award, is recognised over the vesting period as an increase to investments in subsidiary undertakings, with a corresponding credit to equity.

The cost of share-based payments is based on the fair value of options/awards granted. For ESOS/SESO, SAYE and PSP schemes the fair value of options granted/awarded is determined using a binomial option pricing model. The value of the charge is adjusted at each balance sheet date to reflect lapses and expected and actual levels of vesting, with a corresponding adjustment to the share-based payment reserve.

For the LTIS, the fair value of awards granted is determined using a Monte-Carlo option pricing model. The value of the charge is adjusted at each balance sheet date to reflect lapses. As the probability of the awards vesting is taken into account in the initial calculation of the fair value of the awards, no adjustment is made to reflect expected and actual levels of vesting.

The proceeds received net of any directly attributable transaction costs for share options vesting are credited to share capital and share premium when the options are exercised. A transfer is made from the share-based payment reserve to retained earnings on vesting or when options/awards lapse.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' the group and company have elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The leases entered into by the group and company are solely operating leases. Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term.

Taxation

The tax charge represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from profit before taxation as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the group/company and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Dividends

Dividend distributions to the company's shareholders are recognised in the group and company financial statements as follows:

- Final dividend: when approved by the company's shareholders at the annual general meeting.
- Interim dividend: when paid by the company.

Derivative financial instruments

The group and company use derivative financial instruments, principally interest rate swaps, cross-currency swaps and forward currency contracts to manage the interest rate and currency risk arising from the group's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. Derivatives that meet the hedge accounting requirements of IAS 39 are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at their fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the income statement. Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

FAIR VALUE HEDGES
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

CASH FLOW HEDGES
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement as part of finance costs. Amounts accumulated in equity are recognised in the income statement when the income or expense on the hedged item is recognised in the income statement.

Hedge accounting is discontinued when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged item matures or is sold or repaid.

When a cash flow hedging instrument expires or is sold, or when a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is transferred to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 16. Movements on the hedging reserve in shareholders' equity are shown in note 29. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Insurance accounting policies

The following accounting policies related solely to the insurance business, which was sold on 15 June 2007. These policies are not relevant for the group from that date.

INSURANCE PREMIUMS
Credit is taken to the income statement for insurance premium income, net of commissions paid to intermediaries, over the life of the policy on a straight-line time apportioned method.

PROVISION FOR UNPAID INSURANCE CLAIMS
Provision is made at the year end for the estimated gross cost of claims incurred but not settled at the balance sheet date, including the gross cost of claims expected to be incurred but not yet reported to the group. The estimated cost of claims comprises expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Provisions are calculated gross of any reinsurance recoveries. The group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the outcome will prove to be different from the original liability established.

The group uses several statistical methods to incorporate the various assumptions made in order to estimate the ultimate cost of claims. The method most commonly used is the chain-ladder method. This method is applied to paid claims and the basic technique involves the analysis of historical claims development factors and a selection of estimated development factors based on the historical pattern. The group considers chain-ladder techniques are appropriate for the classes of business underwritten, which have a relatively stable development pattern. There have been no material changes to claims provisioning assumptions.

The estimated cost of claims is calculated by reference to the projected number of claims, based on statistics showing how the number of notified claims has developed over time, and the anticipated average cost per claim, based on historical levels adjusted to allow for changes in variables such as legislation, inflation rates, the mix of business and industry benchmarks. The provision for estimated insurance claims is reviewed annually by an external actuary.

AMOUNTS RECOVERABLE FROM REINSURERS
An asset is recognised in respect of amounts recoverable from reinsurers to reflect expected recoveries from reinsurers relating to insurance claims made and estimated claims incurred but not reported at the balance sheet date. Amounts recoverable from reinsurers are assessed for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

INSURANCE DEFERRED ACQUISITION COSTS
Acquisition costs in relation to insurance contracts represent commission and other related expenses. These costs are deferred as an intangible asset (subject to recoverability) and amortised over the period in which the related premiums are earned which is generally over a period of one year.

Key assumptions and estimates

In applying the accounting policies set out above, the group and company make significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

AMOUNTS RECEIVABLE FROM CUSTOMERS (£925.4M)
The group reviews its portfolio of loans and receivables for impairment at each balance sheet date. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The group makes judgements to determine whether there is objective evidence which indicates that there has been an adverse effect on expected future cash flows. In the weekly home credit business, receivables are deemed to be impaired when the cumulative amount of two or more contractual weekly payments have been missed in the previous 12 weeks since only at this point do the expected future cash flows from loans deteriorate significantly. In the monthly Vanquis Bank and Yes Car Credit businesses, loans are deemed to be impaired when one contractual monthly payment has been missed. The level of impairment is calculated using models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage, and are regularly tested using subsequent cash collections to ensure they retain sufficient accuracy. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required.

To the extent that the net present value of estimated future cash flows differs by +/- 1%, it is estimated that the amounts receivable from customers would be approximately £9m (2006: £12m) higher/lower.

TAX (DEFERRED TAX ASSETS £11.4M, DEFERRED TAX LIABILITIES £17.5M, CURRENT TAX LIABILITIES £29.9M)
The tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the financial statements. The group recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of the probability of such liabilities falling due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the balance sheet.

If the probability assessment of uncertain tax liabilities was adjusted by +/- 5%, it is estimated that the group's tax liabilities would be £1.5m (2006: £5.5m) higher/lower.

Key assumptions and estimates *continued*

RETIREMENT BENEFIT ASSET (£61.5M)
The principal assumptions used in the valuation of the retirement benefit asset as at 31 December 2007 are set out in note 18.

The valuation of the retirement benefit asset is dependent upon a series of assumptions, the key assumptions being mortality rates, the discount rate applied to liabilities, investment returns, salary inflation, the rate of pension increase and the extent to which members take up the maximum tax free commutation on retirement.

Mortality estimates are based on standard mortality tables, adjusted where appropriate to reflect the group's own experience. Discount rates are based on the market yields of high quality corporate bonds which have terms closely linked with the estimated term of the benefit obligation. The returns on fixed asset investments are set to market yields at the valuation date to ensure consistency with the asset valuation. The returns on UK and overseas equities are set by considering the long-term expected returns on these asset classes using a combination of historical performance analysis, the forward looking views of financial markets (as suggested by the yields available) and the views of investment organisations. The salary inflation and pension increase assumptions reflect the long-term expectations for both earnings and retail price inflation. The assumption as to how many members will take up the maximum tax free commutation on retirement is based on the scheme's own experience of commutation levels.

A sensitivity analysis of key assumptions is provided in note 18.

Financial risk management

The group's activities expose it to a variety of financial risks, which can be categorised as credit risk, liquidity risk, interest rate risk and foreign exchange rate risk. The group is not subject to market risk. The objective of the group's risk management framework is to identify and assess the risks facing the group, and to minimise the potential adverse effects of these risks on the group's financial performance.

Financial risk management is overseen by the risk advisory committee and further detail on the group's risk management framework is described on pages 48 to 51.

CREDIT RISK
Credit risk is the risk that the group will suffer loss in the event of a default by a customer or a bank counterparty. A default occurs when the customer or bank fails to honour repayments as they fall due.

(I) AMOUNTS RECEIVABLE FROM CUSTOMERS
One of the group's most significant risks is the risk that customers do not repay the contracted amount of their loan. As the group operates in the non-standard market, the levels of impairment are generally higher than for lenders in more mainstream markets. However, credit risk is tightly managed throughout the group with each business operating a formal credit committee which regularly reviews credit performance and makes amendments to policies and procedures when appropriate. The risk of material unexpected credit losses is relatively low, given the short-term, low value, diversified nature of the group's loan portfolio.

The group uses credit scoring systems in both the Consumer Credit Division and Vanquis Bank which enable the identification and exclusion of those customers with higher credit risk characteristics at the point of application. For existing customers, a behavioural scoring system is used which, in the case of the home credit business, helps less experienced agents to make responsible lending decisions and prevent them from re-serving those customers that have higher risk characteristics.

Vanquis Bank only grants increases in credit limits to customers that have established an acceptable payment performance. The home credit business only issues longer, larger loans to those customers who have demonstrated that they are able to manage the repayments in respect of the core product. In all of the group's businesses, the credit performance of loan portfolios is monitored on a weekly basis to assess arrears and impairment levels. Accordingly, credit policies and procedures can be adjusted quickly to ensure that impairment is kept at acceptable levels.

The group's maximum exposure to credit risk on amounts receivable from customers at 31 December 2007 is the carrying value of amounts receivable from customers of £925.4m (2006: £1,232.7m).

(II) BANK COUNTERPARTIES
Counterparty credit risk arises as a result of cash deposits placed with banks and the use of derivative financial instruments with banks and other financial institutions which are used to hedge interest rate risk and foreign exchange risk. Counterparty credit risk is managed by the group's treasury committee, which reports regularly to the board. The group's treasury policies, which are approved by the board, contain an 'Approved Counterparty Policy', which ensures that the group's cash deposits and derivative financial instruments are only made with high quality counterparties with the level of permitted exposure to a counterparty firmly linked to the strength of its credit rating. In addition, there is a maximum exposure limit for all institutions, regardless of credit rating, which is linked to the group's regulatory capital base in line with the group's regulatory reporting requirements on large exposures to the Financial Services Authority (FSA).

The group's maximum exposure to credit risk on bank counterparties at 31 December 2007 was £13.9m (2006: £47.9m).

Financial risk management *continued*

LIQUIDITY RISK

Liquidity risk is the risk that the group will have insufficient liquid resources available to fulfil its operational plans and/or to meet its financial obligations as they fall due.

Liquidity risk is managed by the group's centralised treasury department through daily monitoring of expected cash flows in accordance with a 'Group Funding and Liquidity Policy'. This process is monitored regularly by the treasury committee.

The group is less exposed than other mainstream lenders to liquidity risk as the loans issued by the home credit business, the group's largest business, are of short-term duration (typically 56 weeks) whereas the group's borrowings extend over a much longer period.

The group's funding and liquidity policy is designed to ensure that the group is able to continue to fund the growth of the business through its existing borrowing facilities. The group therefore maintains committed borrowing facilities in excess of expected borrowing requirements to ensure a significant and continuing headroom above forecast requirements at all times for at least the following 12 months. At 31 December 2007, the group's committed borrowing facilities had an average maturity of 3.6 years (2006: 3.0 years) and the headroom on these committed facilities amounted to £547.8m (2006: £557.3m). After excluding £112.5m of the group's borrowing facilities which were terminated at the company's option on 17 January 2008, the average period to maturity of the group's committed borrowing facilities as at 31 December 2007 was 3.9 years and the headroom on committed borrowing facilities was £435.3m.

A maturity analysis of the undiscounted contractual cash flows of the group's bank and other borrowings, including derivative financial instruments settled on a net and gross basis, is shown below. It should be noted that borrowings drawn under the group's revolving bank facilities are shown below as being repaid in less than one year. The group may then redraw these amounts until the contractual maturity of the underlying facility.

FINANCIAL LIABILITIES

2007	Repayable on demand £m	< 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Bank and other borrowings:						
– private placement loan notes	–	3.2	3.2	46.5	2.2	55.1
– subordinated loan notes	–	7.1	7.1	21.4	117.5	153.1
– other	8.8	133.9	1.4	200.0	–	344.1
Total bank and other borrowings	8.8	144.2	11.7	267.9	119.7	552.3
Derivative financial instruments – settled gross	–	56.0	9.8	82.7	89.6	238.1
Total	8.8	200.2	21.5	350.6	209.3	790.4

FINANCIAL ASSETS

2007	Repayable on demand £m	< 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Derivative financial instruments – settled gross	–	0.5	–	–	–	0.5

FINANCIAL LIABILITIES

2006	Repayable on demand £m	< 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Bank and other borrowings:						
– private placement loan notes	–	3.2	3.2	49.6	2.4	58.4
– subordinated loan notes	–	7.1	7.1	21.4	124.6	160.2
– other	7.2	665.9	1.6	–	–	674.7
Total bank and other borrowings	7.2	676.2	11.9	71.0	127.0	893.3
Derivative financial instruments:						
– settled net	–	1.9	1.8	2.7	0.1	6.5
– settled gross	–	14.5	56.0	86.7	95.4	252.6
Total derivative financial instruments	–	16.4	57.8	89.4	95.5	259.1
Total	7.2	692.6	69.7	160.4	222.5	1,152.4

FINANCIAL ASSETS

2006	Repayable on demand £m	< 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Derivative financial instruments – settled gross	–	0.2	2.6	0.8	–	3.6

Financial risk management *continued*

INTEREST RATE RISK
Interest rate risk is the risk of a change in external interest rates which leads to an increase in the group's cost of borrowing.

The group's exposure to movements in interest rates is managed monthly by the treasury committee and is governed by the 'Interest Rate Hedging Policy', which forms part of the group's treasury policies.

The group seeks to limit the net exposure to changes in sterling interest rates. This is achieved through a combination of issuing fixed rate debt and by the use of derivative financial instruments such as interest rate swaps.

A 2% movement in the interest rate applied to borrowings during 2007 would not have had a material impact on the group's profit before taxation as the group's interest rate risk was substantially hedged. Subsequent to the 2007 year end, hedging arrangements have been put in place for 2008 such that 86% of forecast borrowings are on a fixed rate.

FOREIGN EXCHANGE RISK
Foreign exchange risk is the risk of a change in foreign currency exchange rates leading to a reduction in profits or equity.

The group's exposure to movements in foreign exchange rates is monitored monthly by the treasury committee and is governed by the 'Currency Risk Management' policy which forms part of the group's treasury policies.

The group's exposures to currency risk arise solely from (i) the issuance of US dollar loan notes, which are fully hedged into sterling through the use of cross-currency swaps, and (ii) the home credit operations in the Republic of Ireland, which are hedged by matching euro denominated net assets with euro denominated borrowings as closely as possible.

As at 31 December 2007, a 2% movement in the sterling to US dollar exchange rate would have led to a £3.0m (2006: £3.1m) movement in external borrowings with an opposite movement of £3.0m (2006: £3.1m) in the fair value of derivatives. Due to the hedging arrangements in place, there would have been no impact on reported profits or equity.

As at 31 December 2007, a 2% movement in the sterling to euro exchange rate would have led to a £0.7m (2006: £0.5m) movement in customer receivables with an opposite movement of £0.7m (2006: £0.5m) in external borrowings. Due to the natural hedging of matching euro denominated assets with euro denominated liabilities, there would have been no impact on reported profits or equity.

MARKET RISK
Market risk is the risk of loss due to adverse market movements caused by active trading positions taken in interest rates, foreign exchange markets, bonds and equities.

The group is not authorised to undertake position taking or trading books of this type and therefore does not do so. Accordingly, the group is not subject to market risk.

Capital risk management

The group's objective in respect of capital risk management is to maintain an efficient capital structure whilst satisfying the requirements of the group's banking covenants, regulatory capital requirements and the requirements of Fitch Ratings, who provide the group's external credit rating.

The group manages its capital base against two measures as described below:

(I) ORDINARY SHAREHOLDERS' CAPITAL TO RECEIVABLES
The group has an internal target ratio of ordinary shareholders' capital to receivables of 15%. This target has been set as the optimum ratio to ensure that the group's capital risk management objective is met. For the purposes of this ratio, ordinary shareholders' capital excludes the group's pension asset, net of deferred tax, and is stated after deducting proposed dividends. The group monitors ordinary shareholders' capital to receivables on a monthly basis as part of the group's management accounts and the ratio is forecast forward for five years as part of the group's budgeting process. The level of surplus capital retained within the group is assessed by the board on an ongoing basis against the group's strategic objectives and growth plans.

As at 31 December 2007, the group's ordinary shareholders' capital to receivables ratio was 21.8% (2006: 17.0%) as set out below:

	Notes	2007 £m	2006 £m
Receivables	15	925.4	1,232.7
Shareholders' equity	28	295.9	354.0
Capital held by discontinued insurance business	1	-	(81.3)
Proposed final dividend	8	(50.0)	(56.4)
Pension asset	18	(61.5)	(8.9)
Deferred tax on pension asset		17.2	2.7
Ordinary shareholders' capital		201.6	210.1
Ordinary shareholders' capital to receivables ratio		21.8%	17.0%

Capital risk management *continued*

The increase in the ordinary shareholders' capital to receivables ratio compared to 2006 principally reflects the capital generated from the disposal of the insurance business, less the capital injected into the international business on demerger. Based on the group's target ratio of 15%, and after taking into account operational seasonality and the timing of dividend payments, this implies surplus capital of approximately £75m exists at 31 December 2007. The surplus capital is being retained in the near term to fund growth opportunities and provide a sensible degree of strategic flexibility.

(II) REGULATORY CAPITAL

The group is the subject of consolidated supervision by the Financial Services Authority (FSA). As part of this supervision, the group is required to maintain a certain level of regulatory capital to support its risk weighted assets. Regulatory capital is different from the group's equity base as disclosed in the balance sheet as it excludes items such as intangible assets and the group's pension asset. Risk weighted assets principally comprise receivables and other assets of the group but exclude the group's pension asset and intangible assets.

During 2007, the group made the transition from reporting under the old BASEL I regulatory framework to reporting under the new BASEL II framework. This involved conducting an Internal Capital Adequacy Assessment Process ('ICAAP') which was approved by the board and submitted to the FSA for review. The group and Vanquis Bank are currently operating under interim capital guidance set by the FSA whilst the ICAAP is being considered. Final capital guidance is expected from the FSA during the first half of 2008.

The treasury committee monitors the level of regulatory capital, and capital adequacy is reported to the board on a monthly basis in the group's management accounts. The group regularly forecasts regulatory capital requirements as part of the budgeting and strategic planning process. The group is required to report twice annually to the FSA on the level of regulatory capital it holds. Under the BASEL II framework, the group is required to report its regulatory capital as a percentage of its minimum Pillar I capital requirement. As at 31 December 2007, the regulatory capital held by the group as a percentage of the minimum Pillar I requirement was 480% as set out below:

	2007 £m
Risk weighted assets	794.3
Pillar I capital requirement	69.7
Tier 1 capital	234.2
Tier 2 capital – subordinated loan	100.0
Total regulatory capital	334.2
Total regulatory capital as a percentage of Pillar I minimum capital requirement	480%

The group's total regulatory capital as a percentage of the Pillar I minimum capital requirement was comfortably in excess of the limit set by the FSA.

Notes to the financial statements

1 Segmental reporting

Group	Revenue 2007 £m	Revenue 2006 £m	Profit/(loss) before taxation 2007 £m	Profit/(loss) before taxation 2006 £m
Continuing operations				
Consumer Credit Division	590.5	576.7	123.5	127.5
Vanquis Bank	63.5	34.2	(0.9)	(18.3)
Yes Car Credit	15.2	43.7	(2.9)	(1.5)
	669.2	654.6	119.7	107.7
Central - costs	–	–	(6.5)	(6.0)
- interest receivable	–	–	2.0	2.4
Total central	–	–	(4.5)	(3.6)
Total continuing operations	669.2	654.6	115.2	104.1

All of the above activities relate to continuing operations as defined in IFRS 5. Consistent with the treatment in prior years, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected out.

Revenue between business segments is not material.

All of the group's continuing operations now operate in the UK and Republic of Ireland. A geographic analysis of revenue and profit before taxation of the international business up until demerger is provided in note 6.

Group	Segment assets 2007 £m	Segment assets 2006 £m	Segment liabilities 2007 £m	Segment liabilities 2006 £m	Net assets/(liabilities) 2007 £m	Net assets/(liabilities) 2006 £m
Continuing operations						
Consumer Credit Division*	862.0	774.7	(652.4)	(598.7)	209.6	176.0
Vanquis Bank	151.8	104.6	(123.2)	(72.6)	28.6	32.0
Yes Car Credit	36.9	119.1	(78.8)	(156.5)	(41.9)	(37.4)
Central costs*	224.5	88.5	(124.9)	(68.6)	99.6	19.9
Total continuing operations	1,275.2	1,086.9	(979.3)	(896.4)	295.9	190.5
Discontinued operations						
International*	–	462.5	–	(380.3)	–	82.2
Insurance	–	435.2	–	(353.9)	–	81.3
Total discontinued operations	–	897.7	–	(734.2)	–	163.5
Intra-group elimination	(188.5)	(71.9)	188.5	71.9	–	–
Total group	1,086.7	1,912.7	(790.8)	(1,558.7)	295.9	354.0

* During 2007, the allocation of group net assets has been amended to (i) reallocate certain centrally held tax provisions to the international business in line with the arrangements in place on demerger and (ii) adjust the statutory net assets of the Consumer Credit Division to reflect a borrowings to receivables ratio of 80% consistent with the treatment adopted for charging interest to the income statement. Prior year comparatives have been restated on a comparable basis which has resulted in net assets of the international business as at 31 December 2006 reducing by £7.0m, net assets of the Consumer Credit Division as at 31 December 2006 reducing by £180.3m and net assets of central activities as at 31 December 2006 increasing by £187.3m.

Segment net assets are based on the statutory accounts of the companies forming the group's business segments adjusted to assume repayment of intra-group balances and rebasing of the borrowings of the Consumer Credit Division to reflect a borrowings to receivables ratio of 80%. The impact of this is an increase in the notional allocation of group borrowings to the Consumer Credit Division of £188.5m (2006: £71.9m) and an increase in the notional cash allocated to central activities of the same amount. The intra-group elimination adjustment removes this notional allocation to state borrowings and cash on a consolidated group basis.

1 Segmental reporting *continued*

Group	Capital expenditure 2007 £m	Capital expenditure 2006 £m	Depreciation 2007 £m	Depreciation 2006 £m	Amortisation 2007* £m	Amortisation 2006 £m
Continuing operations						
Consumer Credit Division	12.4	19.3	4.5	3.8	0.2	1.9
Vanquis Bank	0.4	1.4	0.8	0.7	0.3	0.3
Yes Car Credit	–	0.3	–	–	–	–
Central costs	0.3	0.3	0.3	0.4	–	–
Total continuing operations	13.1	21.3	5.6	4.9	0.5	2.2
Discontinued operations						
International	9.9	17.4	4.3	7.2	1.6	–
Insurance	1.0	0.6	0.3	0.5	8.6	22.2
Total discontinued operations	10.9	18.0	4.6	7.7	10.2	22.2
Total group	24.0	39.3	10.2	12.6	10.7	24.4

* Excludes £1.4m impairment charge arising as a result of the demerger (see note 12).

Capital expenditure comprises expenditure on intangible assets and property, plant and equipment.

2 Revenue

	Group 2007 £m	Group 2006 £m
Continuing operations		
Interest income	649.9	641.3
Fee income	19.3	13.3
Revenue from continuing operations	669.2	654.6
Discontinued operations		
Interest income	207.4	365.3
Insurance premium income	61.8	160.9
Revenue from discontinued operations	269.2	526.2
Total group	938.4	1,180.8

All fee income earned within continuing operations relates to Vanquis Bank.

3 Finance costs

	Group 2007 £m	Group 2006 £m
Continuing operations		
Interest payable on bank borrowings	17.5	17.2
Interest payable on private placement loan notes	17.2	16.6
Interest payable on subordinated loan notes	7.3	7.3
Net hedge ineffectiveness and other fair value losses	0.1	0.1
Total continuing operations	42.1	41.2
Discontinued operations		
Interest payable on bank borrowings	16.2	29.5
Net hedge ineffectiveness and other fair value gains	(0.1)	(0.9)
Total discontinued operations	16.1	28.6
Total group	58.2	69.8

The net hedge ineffectiveness and other fair value (gains)/losses in 2007 excludes:

- a credit of £0.6m (2006: £nil) which arose as a result of the de-designation of certain interest rate swaps on demerger. This credit has been included in demerger costs which forms part of discontinued operations (see note 6).
- a £6.9m charge in respect of the termination of interest rate swaps on disposal of the insurance business. This charge has been included in the profit on disposal of the insurance business which forms part of discontinued operations (see note 6).

4 Profit before taxation

	Group 2007 £m	Group 2006 £m
Profit before taxation from continuing operations is stated after charging/(crediting):		
Depreciation of property, plant and equipment (note 13)	5.6	4.9
Amortisation of other intangible assets:		
- computer software (note 12)	0.5	2.2
Profit on disposal of property, plant and equipment (note 13)	(0.1)	-
Operating lease rentals:		
- property	6.3	5.6
Share-based payment charge/(credit) (note 27)	1.6	(1.6)
Retirement benefit charge/(credit) (note 18)	0.4	(4.6)
Impairment of amounts receivable from customers (note 15)	207.2	220.8
Profit before taxation from discontinued operations is stated after charging/(crediting):		
Depreciation of property, plant and equipment (note 13)	4.6	7.7
Amortisation of other intangible assets:		
- computer software (note 12)	2.1	1.3
- insurance deferred acquisition costs (note 20)	8.1	20.9
Profit on disposal of property, plant and equipment (note 13)	(0.4)	(0.1)
Share-based payment charge/(credit) (note 27)	0.3	(0.3)
Operating lease rentals:		
- property	5.6	7.5
- equipment	-	0.1
Foreign exchange losses	0.5	1.5
Retirement benefit charge/(credit) (note 18)	0.1	(0.9)
Impairment of amounts receivable from customers (note 15)	46.0	103.1
Gross cost of insurance claims (note 24)	49.3	79.7
Reinsurance credit in respect of insurance claims (note 24)	(13.0)	(3.5)

The 2007 items charged/(credited) to profit before taxation from discontinued operations represent amounts charged/(credited) for the international business in the six and a half months prior to demerger and for the insurance business in the five and a half months prior to disposal. 2006 comparatives for discontinued operations represent full year charges/(credits) for the international and insurance businesses combined. The above items are stated before taking into account costs associated with the demerger of the international business and the disposal of the insurance business. Further detail on these costs is set out in note 6.

	Group 2007 £m	Group 2006 £m
Auditors' remuneration		
Fees payable to the company's auditor for the audit of parent company and consolidated financial statements	0.1	0.2
Fees payable to the company's auditor and its associates for other services:		
- audit of company's subsidiaries pursuant to legislation	0.2	0.4
- other services pursuant to legislation	1.6	1.1
- tax services	0.1	0.2
Total auditors' remuneration	2.0	1.9

Other services pursuant to legislation provided by the company's auditors includes £1.2m (2006: £1.0m) of fees in relation to the auditors acting as reporting accountants on the demerger of the international business. These costs are included in demerger costs (see note 6). In addition, £0.4m (2006: £nil) was paid to the company's auditors for vendor due diligence on the disposal of the insurance business. This cost was subsequently reimbursed by the purchaser.

5 Tax charge

Tax charge/(credit) to the income statement	Group 2007 £m	Group 2006 £m
Continuing operations		
Current tax	30.6	(2.6)
Deferred tax	3.6	33.4
Impact of change in UK tax rate	0.3	–
Total tax charge for continuing operations	34.5	30.8
Discontinued operations		
Current tax	8.1	24.4
Deferred tax	2.2	0.1
Total tax charge for discontinued operations	10.3	24.5
Total tax charge	44.8	55.3

The tax charge in relation to discontinued operations includes a tax credit of £0.9m (2006: £1.1m) in respect of demerger costs and a tax charge of £1.9m (2006: £nil) in respect of the profit on disposal of the insurance business (see note 6).

During the year, as a result of the change in UK corporation tax rates which will be effective from 1 April 2008, deferred tax balances have been remeasured. Deferred tax relating to temporary differences which are expected to reverse prior to 1 April 2008 is measured at a tax rate of 30% and deferred tax relating to temporary differences expected to reverse after 1 April 2008 is measured at a tax rate of 28%, as these are the tax rates which will apply on reversal. The tax charge of £0.3m in 2007 represents the income statement adjustment to deferred tax as a result of this change. An additional deferred tax credit of £0.8m has been taken directly to equity, reflecting the impact of the change in UK tax rates on items previously reflected directly in equity.

Tax charge/(credit) on items taken directly to equity	Group 2007 £m	Group 2006 £m
Current tax charge on net fair value gains – cash flow hedges	1.3	0.2
Deferred tax charge/(credit) on actuarial gains/(losses) on retirement benefit asset	13.9	(0.1)
	15.2	0.1
Impact of change in UK tax rate	(0.8)	–
Total tax charge on items taken directly to equity	14.4	0.1

The rate of tax charge on the profit before taxation from continuing operations for the year is lower than (2006: lower than) the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	Group 2007 £m	Group 2006 £m
Continuing operations		
Profit before taxation from continuing operations	115.2	104.1
Profit before taxation from continuing operations multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	34.6	31.2
Effects of:		
Adjustment in respect of prior years	(0.5)	(4.0)
Expenses not deductible for tax purposes	0.1	0.2
Change in UK tax rate	0.3	–
Overseas taxable dividends	–	3.4
Total tax charge for continuing operations	34.5	30.8

6 Discontinued operations

The demerger of the companies forming the international business was completed on 16 July 2007 and the disposal of the companies forming the insurance business was completed on 15 June 2007. Accordingly, these businesses have been presented as discontinued operations in accordance with IFRS 5. There is no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of these businesses to discontinued operations. There is no impact on the prior year balance sheet.

The profit after taxation attributable to discontinued operations can be analysed as follows:

	Group	
	2007 £m	2006 £m
Profit after taxation for the year from the trading activities of the international business	13.4	31.2
Demerger costs, net of tax credit	(31.3)	(10.0)
	(17.9)	21.2
Profit after taxation for the year from the trading activities of the insurance business	8.2	30.4
Profit after taxation on disposal of the insurance business	67.4	–
	75.6	30.4
Profit after taxation for the year from discontinued operations	57.7	51.6

The profit after taxation for the year from the trading activities of the international business can be analysed as follows:

	Group	
	2007* £m	2006 £m
Revenue	207.4	365.3
Finance income	3.8	7.2
Total income	211.2	372.5
Finance costs	(16.1)	(28.6)
Operating costs	(74.6)	(161.3)
Administrative expenses	(101.4)	(136.4)
Total costs	(192.1)	(326.3)
Profit before taxation for the year from trading activities	19.1	46.2
Tax charge	(5.7)	(15.0)
Profit after taxation for the year from trading activities	13.4	31.2

* Represents six and a half months trading under the group's ownership up until 16 July 2007.

The revenue and profit before taxation for the year from the trading activities of the international business can be further analysed into the following geographical segments:

	Revenue		Profit/(loss) before taxation	
Group	2007 £m	2006 £m	2007 £m	2006 £m
Central Europe	187.1	338.6	34.5	65.7
Mexico	18.7	26.4	(7.7)	(9.7)
Romania	1.6	0.3	(2.0)	(2.4)
UK and Republic of Ireland	–	–	(5.7)	(7.4)
Total	207.4	365.3	19.1	46.2

The net assets of the international business on demerger were £165.9m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognised in the income statement. There was no tax charge/credit arising as a result of the demerger. Segment assets of the group in 2006 included £387.2m in respect of Central Europe, £26.7m in respect of Mexico and £2.4m in respect of Romania. Capital expenditure of the group in 2006 included £11.4m in respect of Central Europe, £2.7m in respect of Mexico and £nil in respect of Romania.

Demerger costs of £32.2m (2006: £11.1m) comprise costs incurred in connection with the demerger of the international business. The costs comprise £7.2m (2006: £1.1m) of advisors fees, £6.1m (2006: £5.3m) of accounting and legal fees, £6.3m (2006: £nil) of share-based payment costs (see note 27), £4.5m (2006: £nil) of bonus costs, £2.2m (2006: £3.2m) of IT separation costs, £1.4m (2006: £nil) of impairment costs in respect of intangible assets (see note 12), £0.1m (2006: £1.0m) of costs incurred in establishing IPF's headquarters and £4.4m (2006: £0.5m) of other costs, which include a £0.6m credit (2006: £nil) in respect of net hedge ineffectiveness arising as a result of the demerger (see note 3). A tax credit of £0.9m arose in respect of demerger costs (2006: £1.1m).

6 Discontinued operations *continued*

The profit after taxation for the year from the trading activities of the insurance business can be analysed as follows:

	Group	
	2007* £m	2006 £m
Revenue	61.8	160.9
Finance income	7.4	18.1
Total income	69.2	179.0
Operating costs	(49.0)	(120.1)
Administrative expenses	(8.4)	(17.9)
Total costs	(57.4)	(138.0)
Profit before taxation for the year from trading activities	11.8	41.0
Tax charge	(3.6)	(10.6)
Profit after taxation for the year from trading activities	8.2	30.4

* Represents five and a half months trading under the group's ownership up until 15 June 2007.

Included within operating costs is a credit of £13.9m (2006: £42.7m) in respect of the release of provisions for prior year claims (see note 24).

All of the above insurance activities relate to activities in the UK and Republic of Ireland.

The profit after taxation on disposal of the insurance business can be analysed as follows:

	Group
	2007 £m
Sales proceeds	170.5
Termination of interest rate swaps (note 16)	(6.9)
Section 75 pension contribution (note 18)	(3.4)
Disposal costs	(8.1)
Tax recovered from purchaser	2.0
Net cash consideration	154.1
Retirement benefit curtailment credit (note 18)	2.9
Share-based payment charge (note 27)	(0.6)
Increase in retirement benefit asset following Section 75 pension contribution (note 18)	3.4
Net assets on disposal	(90.5)
Profit before taxation on disposal of the insurance business	69.3
Tax charge	(1.9)
Profit after taxation on disposal of the insurance business	67.4

The interest rate swaps were held to hedge the interest rate risk on the investment funds held by the insurance business. These swaps were terminated on disposal at a cost of £6.9m (see note 16).

The Section 75 pension contribution represents a reduction in consideration for the payment of £3.4m of pension contributions into the group's defined benefit pension schemes by the insurance business following disposal. The group's retirement benefit asset has increased by a corresponding amount (see note 18).

Disposal costs of £8.1m comprise professional fees and the cost of bonuses for the senior management team of the insurance business.

The tax recovered from the purchaser of £2.0m represents an adjustment to the consideration to reflect tax relief obtained by the purchaser.

The retirement benefit curtailment credit of £2.9m arises as a result of the reduction in the group's projected defined benefit obligation following the insurance business employees ceasing to be active members of the group's pension schemes (see note 18).

A deferred tax liability of £1.9m has been recognised on the pension curtailment credit and the Section 75 pension contribution.

The share-based payment charge of £0.6m represents the crystallisation of the share options of the insurance business management team as a result of the disposal (see note 27).

No tax liability arises on the disposal of the insurance business due to the availability of the Substantial Shareholdings Exemption.

6 Discontinued operations *continued*

The cash flows from discontinued operations were as follows:

	International business		Insurance business		Total discontinued operations	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
(Loss)/profit after taxation from discontinued operations	(17.9)	21.2	75.6	30.4	57.7	51.6
Adjusted for:						
Tax charge	4.8	13.9	5.5	10.6	10.3	24.5
Finance costs	16.1	28.6	–	–	16.1	28.6
Finance income	(3.8)	(7.2)	(7.4)	(18.1)	(11.2)	(25.3)
Share-based payment charge/(credit) (note 27)	6.6	(0.4)	–	0.1	6.6	(0.3)
Cash settlement of share-based payments (note 29)	(3.8)	–	–	–	(3.8)	–
Retirement benefit (credit)/charge (note 18)	–	(0.2)	0.1	(0.7)	0.1	(0.9)
Amortisation of intangible assets (notes 12 and 20)	1.6	–	8.6	22.2	10.2	22.2
Impairment of intangible assets (note 12)	1.4	–	–	–	1.4	–
Depreciation of property, plant and equipment (note 13)	4.3	7.2	0.3	0.5	4.6	7.7
Profit on disposal of property, plant and equipment (note 13)	(0.4)	(0.1)	–	–	(0.4)	(0.1)
Profit on disposal of insurance business	–	–	(69.3)	–	(69.3)	–
Changes in operating assets and liabilities:						
Amounts receivable from customers	(24.3)	(7.0)	–	–	(24.3)	(7.0)
Trade and other receivables	(3.9)	(0.5)	(0.2)	(1.2)	(4.1)	(1.7)
Insurance assets	–	–	(23.4)	(11.7)	(23.4)	(11.7)
Trade and other payables	7.3	15.3	1.0	(1.3)	8.3	14.0
Insurance accruals and deferred income	–	–	(6.8)	(30.9)	(6.8)	(30.9)
Retirement benefit asset	(0.1)	(6.1)	(0.3)	(11.7)	(0.4)	(17.8)
Derivative financial instruments	(1.0)	(0.8)	–	–	(1.0)	(0.8)
Cash (used in)/generated from discontinued operations	(13.1)	63.9	(16.3)	(11.8)	(29.4)	52.1
Finance costs paid	(17.7)	(28.8)	–	–	(17.7)	(28.8)
Finance income received	6.1	7.2	7.1	18.7	13.2	25.9
Tax paid	(13.1)	(18.2)	(2.1)	(9.0)	(15.2)	(27.2)
Net cash (used in)/generated from discontinued operating activities	(37.8)	24.1	(11.3)	(2.1)	(49.1)	22.0
Purchases of property, plant and equipment	(9.9)	(17.4)	(0.7)	(0.5)	(10.6)	(17.9)
Proceeds from disposal of property, plant and equipment (note 13)	2.2	3.5	0.4	–	2.6	3.5
Purchases of intangible assets	–	–	(0.3)	(0.1)	(0.3)	(0.1)
Proceeds from disposal of insurance business, net of cash and cash equivalents disposed of*	–	–	(189.0)	–	(189.0)	–
Net cash demerged with international business	(44.7)	–	–	–	(44.7)	–
Net cash used in investing activities in discontinued operations	(52.4)	(13.9)	(189.6)	(0.6)	(242.0)	(14.5)
Proceeds from borrowings	54.8	53.7	–	–	54.8	53.7
Repayment of borrowings	(181.7)	(49.1)	–	–	(181.7)	(49.1)
Net cash (used in)/generated from financing activities in discontinued operations	(126.9)	4.6	–	–	(126.9)	4.6
Net (decrease)/increase in cash and cash equivalents in discontinued operations	(217.1)	14.8	(200.9)	(2.7)	(418.0)	12.1

*The proceeds from the disposal of the insurance business, net of cash and cash equivalents disposed of, comprises net cash consideration received of £154.1m (2006: £nil) less cash and cash equivalents of £343.1m (2006: £nil).

7 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding own shares held (see note 26), which are treated, for this purpose, as being cancelled.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. For share options and awards, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options and awards. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and awards.

Reconciliations of basic and diluted EPS for continuing operations, the total group and discontinued operations are set out below:

	2007			2006		
Group	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
EPS from continuing operations						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS from continuing operations	80.7	197.5	40.86	73.3	254.9	28.76
Dilutive effect of share options and awards	–	1.8	(0.37)	–	0.9	(0.10)
Diluted EPS from continuing operations	80.7	199.3	40.49	73.3	255.8	28.66
EPS attributable to equity shareholders						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS attributable to equity shareholders	138.4	197.5	70.08	124.9	254.9	49.00
Dilutive effect of share options and awards	–	1.8	(0.64)	–	0.9	(0.17)
Diluted EPS attributable to equity shareholders	138.4	199.3	69.44	124.9	255.8	48.83
EPS from discontinued operations						
Shares in issue during the year		197.9			255.6	
Own shares held		(0.4)			(0.7)	
Basic EPS from discontinued operations	57.7	197.5	29.22	51.6	254.9	20.24
Dilutive effect of share options and awards	–	1.8	(0.27)	–	0.9	(0.07)
Diluted EPS from discontinued operations	57.7	199.3	28.95	51.6	255.8	20.17

7 Earnings per share *continued*

The demerger of the international business on 16 July 2007 was effected by a dividend in specie of the company's shareholding in the international business followed by a one for two consolidation of the shares of Provident Financial plc. In accordance with IAS 33 'Earnings per Share', the weighted average number of shares outstanding in 2007 has been adjusted for the reduction in the number of ordinary shares from the date the dividend in specie was recognised. Accordingly, no adjustment has been made to the opening number of shares in 2007 or the prior year comparatives used in the above calculations. As a result of this requirement, and the consequent impact on EPS from continuing operations, the directors have elected to show an adjusted EPS from continuing operations after restating the weighted average number of shares in issue in both 2006 and 2007 to take account of the one for two share consolidation as though it had occurred on 1 January 2006. In addition, in order to show the EPS generated by the group's underlying operations, the directors have elected to restate central costs from £6.5m to £4.0m in 2007 and from £6.0 to £4.0m in 2006 to reflect the actual cost of running the central corporate function following demerger. A reconciliation of basic and diluted EPS from continuing operations to adjusted basic and diluted EPS from continuing operations is as follows:

			2007			2006
	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic EPS from continuing operations	80.7	197.5	40.86	73.3	254.9	28.76
Share consolidation adjustment	–	(67.6)	21.26	–	(127.3)	28.69
Central costs adjustment, net of tax at 30%	1.8	–	1.39	1.4	–	1.09
Adjusted basic EPS from continuing operations	82.5	129.9	63.51	74.7	127.6	58.54
Diluted EPS from continuing operations	80.7	199.3	40.49	73.3	255.8	28.66
Share consolidation adjustment	–	(67.6)	20.79	–	(127.3)	28.38
Central costs adjustment, net of tax at 30%	1.8	–	1.36	1.4	–	1.09
Adjusted diluted EPS from continuing operations	82.5	131.7	62.64	74.7	128.5	58.13

8 Dividends

		Group and company	
		2007 £m	2006 £m
2005 final	– 21.37p per share	–	54.4
2006 interim	– 14.48p per share	–	37.0
2006 final	– 22.02p per share	56.4	–
2007 interim	– 25.40p per share	33.0	–
Dividends paid		89.4	91.4

The 2007 interim dividend of 25.40p per share was based on the number of shares in issue following the one for two share consolidation which took place on 16 July 2007 in conjunction with the demerger of the international business. The dividend per share amounts in respect of 2005 and 2006 were based on the shares in issue prior to the share consolidation.

The directors are recommending a final dividend in respect of the financial year ended 31 December 2007 of 38.10p per share which will amount to a dividend payment of £50.0m. If approved by the shareholders at the annual general meeting on 8 May 2008, this dividend will be paid on 20 June 2008 to shareholders who are on the register of members at 16 May 2008. This dividend is not reflected in the balance sheet as at 31 December 2007 as it is subject to shareholder approval.

9 Directors' remuneration

The remuneration of the directors, who are the key management personnel of the group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'. Further information in respect of directors' remuneration, share options and awards, pension contributions and pension entitlements is set out in the directors' remuneration report on pages 53 to 60.

	Group and company	
	2007 £m	2006 £m
Short-term employee benefits	4.4	2.9
Post-employment benefits	0.4	-
Share-based payment charge/(credit)	1.0*	(0.4)
Total	5.8	2.5

* Includes a £0.4m charge relating to accelerated share-based payment charges arising as a result of the demerger.

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post-employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of the group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the group's share-based payment charge that relates to those options granted to the directors.

10 Employee information

a) The average monthly number of persons employed by the group (including directors) was as follows:

	Group	
	2007 Number	2006 Number
Continuing operations		
Consumer Credit Division	2,719	2,716
Vanquis Bank	319	290
Yes Car Credit	55	141
Central	53	63
Total continuing operations	3,146	3,210
Discontinued operations		
International	3,714	5,084
Insurance	192	415
Total discontinued operations	3,906	5,499
Total group	7,052	8,709
Analysed as:		
Full-time	5,401	7,786
Part-time	1,651	923
Total group	7,052	8,709

b) The average monthly number of persons employed by the company (including directors) was as follows:

	Company	
	2007 Number	2006 Number
Total company	53	63

10 Employee information *continued*

c) Group employment costs - all employees (including directors)

	Group	
	2007 £m	2006 £m
Continuing operations		
Aggregate gross wages and salaries paid to the group's employees[1]	83.4	83.5
Employers' National Insurance contributions[1]	9.3	8.8
Pension charge/(credit)	1.8	(3.2)
Share-based payment charge/(credit)[2]	1.6	(1.6)
Total continuing operations	96.1	87.5
Discontinued operations		
Aggregate gross wages and salaries paid to the group's employees[1]	45.2	57.0
Employers' National Insurance contributions[1]	11.4	14.0
Pension charge/(credit)[3]	0.3	(0.5)
Share-based payment charge/(credit)[2]	0.3	(0.3)
Total discontinued operations	57.2	70.2
Total group	153.3	157.7

[1] In 2007, the amounts disclosed exclude demerger bonus costs of £4.0m plus employers' National Insurance contributions of £0.5m. These amounts have been included as part of demerger costs (see note 6).

[2] In 2007, the amount disclosed excludes a one-off share-based payment charge of £6.3m arising on demerger of the international business which has been included as part of demerger costs (see note 6) and £0.6m arising on disposal of the insurance business which has been included as part of the profit on disposal of the insurance business (see note 6).

[3] In 2007, the amount disclosed excludes a one-off pension curtailment credit of £2.9m arising on disposal of the insurance business. This amount has been included as part of the profit on disposal of the insurance business (see note 6).

The pension charge/(credit) comprises the group retirement benefit charge/(credit) for defined benefit schemes, group contributions to the stakeholder pension plan and group contributions to personal pension arrangements.

d) Company employment costs – all employees (including directors)

	Company	
	2007 £m	2006 £m
Aggregate gross wages and salaries paid to the company's employees	12.4	6.9
Employers' National Insurance contributions	1.8	1.0
Pension credit	–	(0.1)
Share-based payment charge/(credit)	0.6	(1.1)
Total company	14.8	6.7

The pension credit comprises the company retirement benefit charge/(credit) for defined benefit schemes, company contributions to the stakeholder pension plan and company contributions to personal pension arrangements.

11 Goodwill

	Group 2007 £m	Group 2006 £m
Cost		
At 1 January and 31 December	94.1	94.1
Accumulated impairment losses		
At 1 January and 31 December	91.0	91.0
Net book value at 31 December	3.1	3.1

Goodwill comprises £91.0m relating to the acquisition in 2003 of the companies forming Yes Car Credit and £3.1m relating to the acquisition in 2001 of N&N Cheque Encashment Limited, the holding company of Cheque Exchange Limited, which forms part of the Consumer Credit Division. The goodwill in respect of Yes Car Credit was fully impaired following the announcement of the closure of the business in December 2005.

12 Other intangible assets

Group	Computer software 2007 £m	Computer software 2006 £m
Cost		
At 1 January	34.5	28.7
Additions	3.3	6.0
Disposals	–	(0.2)
Disposal of insurance business	(6.3)	–
Demerger of international business	(14.2)	–
At 31 December	17.3	34.5
Accumulated amortisation		
At 1 January	4.5	1.2
Charged to the income statement	2.6	3.5
Disposals	–	(0.2)
Impairment	1.4	–
Disposal of insurance business	(2.2)	–
Demerger of international business	(1.6)	–
At 31 December	4.7	4.5
Net book value at 31 December	12.6	30.0
Net book value at 1 January	30.0	27.5

The amortisation charged to the income statement in respect of intangible assets comprises £0.5m (2006: £2.2m) for continuing operations and £2.1m (2006: £1.3m) for discontinued operations.

As a result of the demerger, certain internally developed computer software became redundant. An impairment charge of £1.4m, representing the full carrying value of the redundant computer software, has been made during 2007 (2006: £nil). This amount has been included in demerger costs which form part of discontinued operations (see note 6).

13 Property, plant and equipment

Group	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2007	6.4	0.8	106.2	113.4
Exchange adjustments	–	–	0.4	0.4
Additions	–	0.1	20.6	20.7
Disposals	(0.1)	–	(7.2)	(7.3)
Disposal of insurance business	(2.1)	–	(4.0)	(6.1)
Demerger of international business	–	–	(55.0)	(55.0)
At 31 December 2007	4.2	0.9	61.0	66.1
Accumulated depreciation				
At 1 January 2007	1.4	0.2	53.1	54.7
Charged to the income statement	0.1	0.2	9.9	10.2
Disposals	(0.1)	–	(3.4)	(3.5)
Disposal of insurance business	(0.1)	–	(3.0)	(3.1)
Demerger of international business	–	–	(20.9)	(20.9)
At 31 December 2007	1.3	0.4	35.7	37.4
Net book value at 31 December 2007	2.9	0.5	25.3	28.7
Net book value at 1 January 2007	5.0	0.6	53.1	58.7

The depreciation charged to the income statement in respect of property, plant and equipment comprises £5.6m (2006: £4.9m) for continuing operations and £4.6m (2006: £7.7m) for discontinued operations.

The profit on disposal of property, plant and equipment amounted to £0.1m (2006: £nil) for continuing operations and £0.4m (2006: £0.1m) for discontinued operations. This represents proceeds received of £1.7m (2006: £1.1m) less the net book value of disposals of £1.6m (2006: £1.1m) for continuing operations and proceeds received of £2.6m (2006: £3.5m) less the net book value of disposals of £2.2m (2006: £3.4m) for discontinued operations.

Group	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2006	6.4	3.9	91.2	101.5
Exchange adjustments	–	–	(0.2)	(0.2)
Additions	–	0.2	33.1	33.3
Disposals	–	(3.3)	(17.9)	(21.2)
At 31 December 2006	6.4	0.8	106.2	113.4
Accumulated depreciation				
At 1 January 2006	1.2	3.4	54.1	58.7
Exchange adjustments	–	–	0.1	0.1
Charged to the income statement	0.2	0.1	12.3	12.6
Disposals	–	(3.3)	(13.4)	(16.7)
At 31 December 2006	1.4	0.2	53.1	54.7
Net book value at 31 December 2006	5.0	0.6	53.1	58.7
Net book value at 1 January 2006	5.2	0.5	37.1	42.8

13 Property, plant and equipment *continued*

Company	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2007	4.3	0.2	2.3	6.8
Additions	–	–	0.3	0.3
Disposals	(0.1)	–	(0.5)	(0.6)
At 31 December 2007	4.2	0.2	2.1	6.5
Accumulated depreciation				
At 1 January 2007	1.3	0.1	1.4	2.8
Charged to the income statement	0.1	–	0.2	0.3
Disposals	(0.1)	–	(0.1)	(0.2)
At 31 December 2007	1.3	0.1	1.5	2.9
Net book value at 31 December 2007	2.9	0.1	0.6	3.6
Net book value at 1 January 2007	3.0	0.1	0.9	4.0

The profit on disposal of property, plant and equipment amounted to £0.3m (2006: £nil). This represents cash received of £0.7m (2006: £0.1m) less the net book value of disposals of £0.4m (2006: £0.1m).

Company	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2006	4.3	0.2	2.3	6.8
Additions	–	–	0.3	0.3
Disposals	–	–	(0.3)	(0.3)
At 31 December 2006	4.3	0.2	2.3	6.8
Accumulated depreciation				
At 1 January 2006	1.2	0.1	1.3	2.6
Charged to the income statement	0.1	–	0.3	0.4
Disposals	–	–	(0.2)	(0.2)
At 31 December 2006	1.3	0.1	1.4	2.8
Net book value at 31 December 2006	3.0	0.1	0.9	4.0
Net book value at 1 January 2006	3.1	0.1	1.0	4.2

14 Investment in subsidiaries

	Company 2007 £m	Company 2006 £m
Cost		
At 1 January	431.2	421.8
Additions	78.8	10.1
Disposals	(120.3)	(0.7)
At 31 December	389.7	431.2
Accumulated impairment losses		
At 1 January	32.4	32.0
(Credited)/charged to the income statement	(0.3)	0.4
At 31 December	32.1	32.4
Total cost less accumulated impairment losses at 31 December	357.6	398.8

The additions to investments in 2007 represent:

- £70.0m of capital contributions into Provident International Holdings Limited, the intermediate holding company of the international business, prior to the demerger of the international business.
- Further investments in the equity of Hebble Insurance Management Services Limited (£6.2m), Provident Insurance plc (£1.3m) and Yesinsurance Services Limited (£0.4) prior to the disposal of the insurance business.
- £0.3m for the acquisition of preference shares in Provident Personal Credit Limited.
- £0.6m in respect of options and awards over Provident Financial plc shares which have been granted/awarded to employees of subsidiary companies.

Additions in 2006 represented a further £10.0m investment in the equity of Vanquis Bank Limited and an investment of £0.1m in the equity of Yesinsurance Services Limited.

Disposals in 2007 represent:

- A dividend in specie to effect the demerger of the international business on 16 July 2007 of £73.3m (see note 28).
- £45.7m in respect of the disposal of the companies forming the insurance business.
- £1.3m in respect of options and awards over Provident Financial plc shares which have been granted/awarded to employees of subsidiary companies which have now either lapsed, been exercised or been released (2006: £0.7m).

The impairment credit arising during the year represents the reversal of prior year impairment losses of £0.3m in respect of the companies forming the Yes Car Credit business (2006: charge of £0.4m).

The following are the subsidiary undertakings which, in the opinion of the directors, principally affect the profit or assets of the group. A full list of subsidiary undertakings will be annexed to the next annual return of the company to be filed with the Registrar of Companies. All subsidiaries are consolidated and are held by wholly-owned intermediate companies, except for those noted below, which are held directly by the company.

		Country of incorporation or registration	Class of capital	% holding
Consumer Credit Division	Provident Financial Management Services Limited	England	Ordinary	100*
	Provident Personal Credit Limited	England	Ordinary	100
	Greenwood Personal Credit Limited	England	Ordinary	100
	Cheque Exchange Limited	England	Ordinary	100
Vanquis Bank	Vanquis Bank Limited	England	Ordinary	100*
Yes Car Credit	Direct Auto Financial Services Limited	England	Ordinary	100
Central	Provident Investments plc	England	Ordinary	100*

*Shares held directly

The above companies operate principally in their country of incorporation or registration.

15 Amounts receivable from customers

	Group	
	2007	2006
Amounts receivable from customers	£m	£m
Continuing operations		
Consumer Credit Division	749.0	695.6
Vanquis Bank	143.1	97.5
Yes Car Credit	33.3	108.6
Total continuing operations	925.4	901.7
Discontinued operations		
International	–	331.0
Total group	925.4	1,232.7
Analysed as – due within one year	853.6	1,103.2
– due in more than one year	71.8	129.5
Total group	925.4	1,232.7

Of the amounts receivable from customers due within one year, £853.6m (2006: £790.8m) relates to continuing operations and £nil (2006: £312.4m) relates to discontinued operations. Of the amounts receivable from customers due in more than one year, £71.8m (2006: £110.9m) relates to continuing operations and £nil (2006: £18.6m) relates to discontinued operations.

Amounts receivable from customers comprise the amounts receivable from customers held at amortised cost and are equal to the expected future cash flows receivable discounted at the average effective interest rate of 91% (2006: 104%). All amounts receivable from customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers within the Consumer Credit Division is 6.3 months (2006: 6.4 months). Within Vanquis Bank, there is no fixed term for repayment of credit card loans other than a general requirement for customers to make a monthly minimum repayment towards their outstanding balance. For the majority of customers, this is the higher of £5 or 5% of their outstanding balance. The fair value of amounts receivable from customers is approximately £1.1 billion (2006: £1.4 billion). Fair value has been derived by discounting expected future cash flows (net of collection costs) at the group's weighted average cost of capital at the balance sheet date.

The credit quality of amounts receivable from customers of continuing operations is as follows:

	Group	
	2007	2006
Credit quality of amounts receivable from customers	£m	£m
Neither past due nor impaired	412.6	393.3
Past due but not impaired	111.9	106.4
Impaired	400.9	402.0
Total	925.4	901.7

Past due but not impaired balances all relate to home credit loans within the Consumer Credit Division. There are no accounts/loans within Vanquis Bank and Yes Car Credit which are past due but not impaired. In the Consumer Credit Division, past due but not impaired balances relate to loans which are contractually overdue. However, contractually overdue loans are not deemed to be impaired unless the customer has missed two or more contractual weekly payments in the previous 12-week period since only at this point do the expected future cash flows from loans deteriorate significantly.

15 Amounts receivable from customers *continued*

The following table sets out the ageing analysis of past due but not impaired balances within the Consumer Credit Division based on contractual arrears since the inception of the loan:

	Group	
Ageing analysis of past due but not impaired balances	2007 £m	2006 £m
One week overdue	71.9	68.2
Two weeks overdue	22.9	22.2
Three weeks or more overdue	17.1	16.0
Past due but not impaired	111.9	106.4

The group holds collateral of £9.1m (2006: £27.8m) as security in respect of the Yes Car Credit amounts receivable from customers. In the event of default by the customer, the proceeds from disposal of the motor vehicle originally financed are used to offset amounts due from the customer.

Impairment in Vanquis Bank is deducted from the carrying value of amounts receivable from customers by the use of an allowance account. The movement in the allowance account during the year is as follows:

	Group	
	2007 £m	2006 £m
At 1 January	15.3	10.1
Charge for the year	25.2	19.4
Amounts written off during the year	(29.9)	(17.8)
Amounts recovered during the year	8.0	3.1
Unwind of discount of provision	1.3	0.5
At 31 December	19.9	15.3

Within the Consumer Credit Division and Yes Car Credit, impairments are deducted directly from accounts receivable without the use of an allowance account.

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

	Group	
Impairment charge	2007 £m	2006 £m
Continuing operations		
Consumer Credit Division	175.3	178.8
Vanquis Bank	25.2	19.4
Yes Car Credit	6.7	22.6
Total continuing operations	207.2	220.8
Discontinued operations		
International*	46.0	103.1
Total group	253.2	323.9

*The 2007 impairment charge for the international business represents the impairment charge for the six and a half months' trading under the group's ownership until 16 July 2007.

15 Amounts receivable from customers *continued*

Interest income recognised on amounts receivable from customers which have been impaired can be analysed as follows:

	Group	
	2007	2006
Interest income recognised on impaired loans	£m	£m
Continuing operations		
Consumer Credit Division	286.5	283.7
Vanquis Bank	9.4	4.8
Yes Car Credit	3.1	10.1
Total continuing operations	299.0	298.6
Discontinued operations		
International	126.6	206.7
Total group	425.6	505.3

The currency profile of amounts receivable from customers is as follows:

	Group	
	2007	2006
Currency	£m	£m
Sterling	890.6	873.3
Euro	34.8	28.4
Polish zloty	–	164.1
Czech crown	–	64.6
Hungarian forint	–	60.1
Slovak crown	–	23.1
Mexican peso	–	18.1
Romanian leu	–	1.0
Total group	925.4	1,232.7

Following the demerger of the international business on 16 July 2007, the group no longer has any amounts receivable from customers in currencies other than sterling and euros.

16 Derivative financial instruments

The group uses derivative financial instruments to hedge the interest rate risk and foreign exchange risk on its borrowings. The group does not enter into speculative transactions or positions.

The fair value of derivative financial instruments is set out below:

		2007		2006
Group	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Interest rate swaps	0.7	–	2.7	(5.3)
Cross-currency swaps	–	(36.8)	–	(38.1)
Foreign exchange contracts	–	–	–	(0.7)
Total group	0.7	(36.8)	2.7	(44.1)
Analysed as – due within one year	0.7	(12.5)	0.3	(2.1)
– due in more than one year	–	(24.3)	2.4	(42.0)
Total group	0.7	(36.8)	2.7	(44.1)

In respect of the group, £nil (2006: £2.4m) of the assets and £36.8m (2006: £44.0m) of the liabilities are accounted for as hedges in accordance with IAS 39 and £0.7m (2006: £0.3m) of the assets and £nil (2006: £0.1m) of the liabilities are recorded at fair value through the income statement.

		2007		2006
Company	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Interest rate swaps	0.7	–	1.7	–
Cross-currency swaps	–	(17.1)	–	(16.9)
Total company	0.7	(17.1)	1.7	(16.9)
Analysed as – due within one year	0.7	(12.5)	0.1	–
– due in more than one year	–	(4.6)	1.6	(16.9)
Total company	0.7	(17.1)	1.7	(16.9)

In respect of the company, £nil (2006: £1.7m) of the assets and £17.1m (2006: £16.9m) of the liabilities are accounted for as hedges in accordance with IAS 39 and £0.7m (2006: £nil) of the assets and £nil (2006: £nil) of the liabilities are recorded at fair value through the income statement.

The fair value of derivative financial instruments has been calculated by discounting contractual future cash flows using relevant market interest rate yield curves and forward foreign exchange rates prevailing at the balance sheet date.

INTEREST RATE SWAPS

The total notional principal of outstanding interest rate swaps that the group is committed to is £100.1m (2006: £1,161.3m) and for the company is £100.1m (2006: £260.5m).

The weighted average interest rate and period to maturity of the group and company interest rate swaps were as follows:

			2007			2006
Group	Weighted average interest rate %	Range of interest rates %	Weighted average period to maturity years	Weighted average interest rate %	Range of interest rates %	Weighted average period to maturity years
Sterling	4.3	4.0–4.7	0.4	4.7	3.8–5.8	1.6
Euro	2.9	2.7–3.4	0.5	3.2	2.5–3.9	1.0
Polish zloty	–	–	–	5.8	4.5–7.9	1.3
Czech crown	–	–	–	3.2	2.3–4.2	1.0
Hungarian forint	–	–	–	7.8	6.3–9.6	1.3
Slovak crown	–	–	–	3.9	2.7–5.3	1.3
Mexican peso	–	–	–	8.7	8.2–9.7	1.9

16 Derivative financial instruments *continued*

Following the demerger of the international business on 16 July 2007, the group no longer holds any interest rate swaps in currencies other than sterling and euros.

			2007			2006
Company	Weighted average interest rate %	Range of interest rates %	Weighted average period to maturity years	Weighted average interest rate %	Range of interest rates %	Weighted average period to maturity years
Sterling	4.3	4.0–4.7	0.4	4.8	4.0–5.4	0.6
Euro	2.9	2.7–3.4	0.5	3.2	2.5–3.9	1.0
Polish zloty	–	–	–	4.5	4.5–4.5	3.0

In 2006, the interest rate swaps held to hedge the interest rate risk on bank and other borrowings were designated and were effective under IAS 39 as cash flow hedges. Accordingly, the fair value thereof had been deferred in equity within the hedging reserve. The amount recognised in equity during 2006 was a £3.6m credit for the group and a £1.9m credit for the company. A credit of £0.4m for the group and £0.2m for the company was made to the income statement in 2006 representing the movement in the fair value of the ineffective portion of the interest rate swaps.

As a result of the demerger of the international business and the consequent refinancing of the group's banking facilities, the portfolio of interest rate swaps ceased to be designated as cash flow hedges with effect from 1 January 2007. As a result of this de-designation, £0.5m was removed from the group hedging reserve within equity and credited to demerger costs within discontinued operations and £1.3m was removed from the company hedging reserve and charged to finance costs within the income statement. The net movement in the fair value of these swaps during 2007 resulted in a credit to the income statement of £0.1m for the group and a charge to the income statement of £1.0m for the company. For the group, the credit has been recognised as part of demerger costs within discontinued operations (see note 6).

Subsequent to the 2007 year end, the group has entered into various interest rate swaps which have been designated and are effective under IAS 39 as cash flow hedges. These interest rate swaps fix the interest rate on approximately 86% of the group's borrowings for 2008.

Prior to its disposal on 15 June 2007, the insurance business had a portfolio of interest rate swaps to hedge the interest rate risk on its investments, all of which were designated and were effective under IAS 39 as cash flow hedges. Accordingly, the fair value thereof had been deferred in equity within the hedging reserve. The amount recognised in equity during 2006 was a £6.8m charge for the group. The swap portfolio was closed out prior to the disposal of the insurance business on 15 June 2007. Accordingly, the portfolio of interest rate swaps ceased to be designated as cash flow hedges with effect from 1 January 2007. A charge of £6.9m has been made to the profit on disposal of the insurance business within discontinued operations (see note 6) representing £3.3m in respect of losses previously deferred in the hedging reserve within equity and £3.6m representing the movement in the fair value of the swap portfolio between 1 January 2007 and the date of closing out the swaps.

CROSS-CURRENCY SWAPS

The total notional amount of outstanding cross-currency swaps that the group is committed to is £190.8m (2006: £190.8m) and for the company is £61.5m (2006: £61.5m).

The company has put in place cross-currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2001 into fixed rate interest sterling liabilities with a weighted average interest rate of 7.66% (a range of 7.6% to 7.7%) and maturity dates matching the underlying loan notes (see note 22(D)).

The group has put in place cross-currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2003 into fixed rate interest sterling liabilities with a weighted average interest rate of 6.7% (a range of 6.6% to 6.8%) and maturity dates matching the underlying loan notes (see note 22(D)).

The above cross-currency swaps are designated and are effective under IAS 39 as cash flow hedges. The fair value of these cross-currency swaps as at 31 December 2007 was a liability of £33.6m in the group (2006: liability of £34.0m) and a liability of £17.1m in the company (2006: £16.9m). Of the reduction in the value of the liability in the year of £0.4m for the group (2006: increase in the value of the liability of £10.5m) and of the increase in the value of the liability of £0.2m for the company (2006: £5.0m), £1.7m for the group (2006: £4.1m) and £0.4m for the company (2006: £1.2m) was credited to the hedging reserve and £1.3m for the group (2006: £14.6m) and £0.6m for the company (2006: £6.2m) was charged to the income statement offsetting the equivalent foreign exchange movement of the US dollar loan notes.

The group has put in place cross-currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2004 into floating rate interest sterling liabilities at a range between LIBOR + 1.58% and LIBOR + 1.63% with maturity dates matching the underlying loan notes (see note 22(D)).

16 Derivative financial instruments *continued*

The above cross-currency swaps are designated and effective under IAS 39 as both cash flow and fair value hedges. The fair value of these cross-currency swaps as at 31 December 2007 was a liability of £3.2m in the group (2006: liability of £4.1m). Of the reduction in the value of the liability in the year of £0.9m (2006: increase in the value of the liability of £7.6m), £0.1m was charged to the group hedging reserve (2006: charge of £0.8m), £1.1m was credited to the group income statement together with the underlying movement in the fair value of the underlying hedged loan notes (2006: charge of £6.7m) and £0.1m was charged to the group income statement representing net hedge ineffectiveness (2006: charge of £0.1m).

FOREIGN EXCHANGE CONTRACTS

The total notional amount of outstanding foreign exchange contracts that the group is committed to is £0.6m (2006: £46.9m). This comprises:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £0.6m for the group (2006: £8.5m). These contracts had various maturity dates up to April 2008. The contracts were designated and were effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in equity within the hedging reserve. The amount recognised in equity during the year was a £0.1m credit for the group (2006: credit of £0.1m).
- foreign exchange put/sterling call options with a total nominal amount of £nil for the group (2006: £38.4m). In 2006, these options had various maturity dates up to December 2007. The options were taken out to economically hedge the translation risk on the profit or loss of overseas countries but did not qualify for hedge accounting under IAS 39. The credit to the consolidated income statement in 2007 in respect of these options was £0.1m (2006: credit of £0.5m). Following demerger of the international business, the group no longer performs hedging of this nature.

17 Trade and other receivables

	Company	
Non-current assets	**2007 £m**	**2006 £m**
Amounts owed by group undertakings	438.0	441.5

There are no amounts past due and there is no impairment provision held against amounts owed by group undertakings due for repayment in more than one year (2006: £nil). £438.0m (2006: £438.0m) of amounts owed by group undertakings is unsecured, due for repayment in more than one year and accrues interest at rates linked to LIBOR. In 2006, £3.5m of the amounts owed by group undertakings represented a fixed interest loan accruing interest at a rate of 9.16% per annum which was repayable on 30 June 2012 with an option to repay on 1 July 2008. This loan was settled as part of the disposal of the insurance business.

	Group		Company	
Current assets	**2007 £m**	**2006 £m**	**2007 £m**	**2006 £m**
Trade receivables	0.9	2.0	-	-
Other receivables	6.1	10.3	2.9	-
Amounts owed by group undertakings	-	-	797.2	888.3
Prepayments and accrued income	12.9	18.3	4.9	4.3
Total	19.9	30.6	805.0	892.6

There are no amounts past due in respect of trade and other receivables due in less than one year (2006: £nil). An impairment provision of £123.2m (2006: £118.5m) is held against amounts owed by group undertakings due in less than one year representing the deficiency in net assets of those group undertakings. The movement in the provision in the year of £4.7m (2006: £7.9m) has been charged to the income statement of the company.

Amounts owed by group undertakings are unsecured, repayable on demand and accrue interest at rates linked to LIBOR.

The maximum exposure to credit risk of trade and other receivables is the carrying value of each class of receivable set out above (2006: carrying value set out above). There is no collateral held in respect of trade and other receivables (2006: £nil). The fair value of trade and other receivables equates to their book value (2006: fair value equalled book value).

18 Retirement benefit asset

A) PENSION SCHEMES – DEFINED BENEFIT

The group and company operate a number of UK-based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 72% of employees with company-provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligation were carried out as at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 'Employee Benefits' has been based on the results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at the balance sheet date. Scheme assets are stated at fair value as at the balance sheet date.

The net retirement benefit asset recognised in the balance sheet of the group is as follows:

				Group
		2007		2006
	£m	%	£m	%
Equities	249.5	54	254.5	54
Bonds	22.6	5	22.1	5
Fixed interest gilts	34.8	7	1.1	-
Index-linked gilts	53.8	12	20.7	5
Cash and money market funds	105.0	22	169.5	36
Total fair value of scheme assets	465.7	100	467.9	100
Present value of funded defined benefit obligations	(404.2)		(459.0)	
Net retirement benefit asset recognised in the balance sheet	61.5		8.9	

The net retirement benefit asset recognised in the balance sheet of the company is as follows:

				Company
		2007		2006
	£m	%	£m	%
Equities	65.4	56	31.7	53
Bonds	6.1	5	2.9	5
Fixed interest gilts	9.5	8	0.8	1
Index-linked gilts	14.4	12	3.3	6
Cash and money market funds	22.0	19	21.3	35
Total fair value of scheme assets	117.4	100	60.0	100
Present value of funded defined benefit obligations	(97.9)		(59.5)	
Net retirement benefit asset recognised in the balance sheet	19.5		0.5	

The assets and liabilities of the group's defined benefit pension schemes have been allocated between subsidiary companies on a pro rata basis based upon the agreed actual employer cash contributions made by each subsidiary company.

Both the group and company have recognised the net retirement benefit asset in the balance sheet on the basis that the group and company have the unconditional right to a refund of the asset and that it will be recovered in future years as a result of reduced employer contributions to the schemes. As a result, there is not expected to be any impact from the introduction of IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' when it becomes mandatory in the group's 2008 financial year.

18 Retirement benefit asset *continued*

The amounts recognised in the income statement are as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Current service cost	(6.7)	(7.6)	(1.0)	(0.6)
Interest cost	(22.6)	(21.0)	(4.2)	(2.7)
Expected return on scheme assets	28.8	27.5	5.4	3.5
Net (charge)/credit before past service, settlement and curtailment credits	(0.5)	(1.1)	0.2	0.2
Past service credit	–	2.2	–	0.1
Settlement credit	–	–	13.3	–
Curtailment credit	2.9	4.4	–	–
Net credit recognised in the income statement	**2.4**	**5.5**	**13.5**	**0.3**

Following the disposal of the insurance business on 15 June 2007, the relevant employees of the insurance business ceased to be active members of the group's pension schemes. Accordingly their benefits are no longer linked to future salary increases and therefore the projected defined benefit obligation relating to them is less than that anticipated prior to the disposal. The reduction in the projected defined benefit obligation of £2.9m has been recognised as a curtailment credit in the consolidated income statement in the year ended 31 December 2007. This amount has been included within the profit on disposal of the insurance business (see note 6). The remaining (charge)/credit has been included within administrative expenses and comprises a charge of £0.4m (2006: credit of £4.6m) in respect of continuing operations and a charge of £0.1m (2006: credit of £0.9m) in respect of discontinued operations.

The settlement credit of £13.3m (2006: £nil) in the company relates to the reallocation of the group's retirement benefit asset on disposal of the insurance business. As noted above, the assets and liabilities of the group's pension schemes are allocated between subsidiary companies on a pro rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. Following the disposal of the insurance business, the company retained the pension liabilities relating to those employees. Accordingly, the assets and liabilities previously allocated to the insurance business have now been transferred to the company. The settlement credit reflects the net retirement benefit asset transferred.

During 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits meant that in most cases members of the pension schemes would be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, in the year ended 31 December 2006 these changes led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes. Of the total credit to the income statement of £6.6m, £5.5m related to continuing operations and £1.1m related to discontinued operations.

Movements in the fair value of scheme assets were as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Fair value of scheme assets at 1 January	467.9	331.1	60.0	41.9
Expected return on scheme assets	28.8	27.5	5.4	3.5
Actuarial gains/(losses) on scheme assets	0.1	7.1	(3.9)	0.9
Reallocation of pension assets on disposal of insurance business	–	–	57.2	–
Section 75 contribution on disposal of insurance business	3.4	–	–	–
Assets relating to international business on demerger	(31.3)	–	–	–
Contributions by the group/company	4.0	109.3	0.4	15.2
Contributions paid by scheme participants	3.0	3.5	0.3	0.4
Net benefits paid out	(10.2)	(10.6)	(2.0)	(1.9)
Fair value of scheme assets at 31 December	**465.7**	**467.9**	**117.4**	**60.0**

The Section 75 contribution on disposal of the insurance business of £3.4m is the statutory pension debt arising as a result of the insurance business ceasing to participate in the group's pension schemes following sale. It was calculated in accordance with Section 75 of the Pensions Act 1995.

The demerger agreement between the group and International Personal Finance plc (IPF) provided that the employees of the international business could continue to participate in the group's defined benefit pension schemes for a certain period following demerger. As the group and the international business are no longer under common control, the group's defined benefit pension schemes meet the definition of a multi-employer plan in accordance with IAS 19. Accordingly, the net retirement benefit asset relating to the international business of £3.5m was removed from the group's balance sheet at the date of demerger as part of the dividend in specie. The net retirement benefit asset comprised the fair value of scheme assets of £31.3m and the present value of the defined benefit obligation of £27.8m. The full transfer of the assets and the defined benefit obligation relating to the international business to a newly established IPF scheme is expected to take place in the first half of 2008.

18 Retirement benefit asset *continued*

In January 2006, the group made an additional special contribution of £102.2m in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position.

Movements in the present value of the defined benefit obligation were as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Defined benefit obligation at 1 January	(459.0)	(436.7)	(59.5)	(56.6)
Current service cost	(6.7)	(7.6)	(1.0)	(0.6)
Interest cost	(22.6)	(21.0)	(4.2)	(2.7)
Past service credit	-	2.2	-	0.1
Curtailment credit	2.9	4.4	-	-
Re-allocation of pension liabilities on disposal of insurance business	-	-	(43.9)	-
Liabilities relating to international business on demerger	27.8	-	-	-
Contributions paid by scheme participants	(3.0)	(3.5)	(0.3)	(0.4)
Actuarial gains/(losses) on scheme liabilities	46.2	(7.4)	9.0	(1.2)
Net benefits paid out	10.2	10.6	2.0	1.9
Defined benefit obligation at 31 December	(404.2)	(459.0)	(97.9)	(59.5)

The principal actuarial assumptions used at the balance sheet date were as follows:

		Group and company	
		2007 %	2006 %
Price inflation		3.40	3.10
Rate of increase in pensionable salaries		4.97	4.68
Rate of increase to pensions in payment		3.40	3.10
Discount rate		5.70	5.10
Long-term rate of return	– equities	7.85	7.85
	– bonds	4.70	5.10
	– fixed interest gilts	4.50	4.50
	– index-linked gilts	4.25	4.50
	– cash and money market funds	5.90	5.25
	– overall (weighted average)	6.59	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity investments reflect long-term real rates of return historically experienced.

IAS 19 requires that the discount rate should be determined by reference to market yields at the balance sheet date on high quality corporate bonds and that the term of the instruments chosen should be consistent with the estimated term of the benefit obligations. In the UK, this is usually interpreted to mean the yield on AA-rated corporate bonds of an appropriate term. A movement of 0.1 per cent in the discount rate would increase or decrease the retirement benefit asset by approximately £10m (2006: £11m).

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. The group continues to use the PA92 series of standard tables combined with the medium cohort improvement factors for projecting mortality. In more simple terms, for members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the retirement benefit asset would have reduced by approximately £18m (2006: £20m).

Based on past experience, the group has made the assumption that 95% of the schemes' members will elect to surrender one quarter of their pension for a cash lump sum payment in calculating the liabilities of the schemes. A movement of 1.0 per cent in this assumption would increase or decrease the retirement benefit asset by approximately £0.3m (2006: £0.3m).

18 Retirement benefit asset *continued*

The actual return on scheme assets compared to the expected return is as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Expected return on scheme assets	28.8	27.5	5.4	3.5
Actuarial gains/(losses) on scheme assets	0.1	7.1	(3.9)	0.9
Actual return on scheme assets	28.9	34.6	1.5	4.4

Actuarial gains and losses have been recognised through the statement of recognised income and expense (SORIE) in the period in which they occur.

An analysis of the amounts recognised in the SORIE is as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Actuarial gains/(losses) on scheme assets	0.1	7.1	(3.9)	0.9
Actuarial gains/(losses) on scheme liabilities	46.2	(7.4)	9.0	(1.2)
Total gain/(loss) recognised in the SORIE in the year	46.3	(0.3)	5.1	(0.3)
Cumulative amount of losses recognised in the SORIE	(8.4)	(54.7)	(4.1)	(9.2)

The history of the net retirement benefit asset/(liability) recognised in the balance sheet and experience adjustments for the group is as follows:

				Group
	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	465.7	467.9	331.1	231.4
Present value of funded defined benefit obligation	(404.2)	(459.0)	(436.7)	(361.2)
Net retirement benefit asset/(liability) recognised in the balance sheet	61.5	8.9	(105.6)	(129.8)
Experience gains on scheme assets				
- amount (£m)	0.1	7.1	30.3	7.1
- percentage of scheme assets (%)	–	1.5	9.2	3.1
Experience losses on scheme liabilities				
- amount (£m)	(0.5)	(12.8)	–	(14.0)
- percentage of scheme liabilities (%)	(0.1)	(2.8)	–	(3.9)

The history of the net retirement benefit asset/(liability) recognised in the balance sheet and experience adjustments for the company is as follows:

				Company
	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	117.4	60.0	41.9	29.5
Present value of funded defined benefit obligation	(97.9)	(59.5)	(56.6)	(48.5)
Net retirement benefit asset/(liability) recognised in the balance sheet	19.5	0.5	(14.7)	(19.0)
Experience (losses)/gains on scheme assets				
- amount (£m)	(3.9)	0.9	4.1	1.1
- percentage of scheme assets (%)	(3.3)	1.5	9.8	3.7
Experience losses on scheme liabilities				
- amount (£m)	(0.1)	(1.9)	–	(2.2)
- percentage of scheme liabilities (%)	(0.1)	(3.2)	–	(4.5)

B) PENSION SCHEMES – DEFINED CONTRIBUTION

For new employees joining the group after 1 January 2003, a stakeholder pension plan was introduced into which group companies contribute 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of the group and company. The pension charge in the consolidated income statement represents contributions payable by the group in respect of the plan and amounted to £1.2m for the year ended 31 December 2007 (2006: £1.1m). Contributions made by the company amounted to £0.1m (2006: £0.1m). No contributions were payable to the fund at the year end (2006: £nil).

19 Cash and cash equivalents

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Cash at bank and in hand	23.4	61.9	0.8	147.0
Short-term deposits	–	376.9	–	–
Total	23.4	438.8	0.8	147.0

Following the disposal of the insurance business on 15 June 2007, the group no longer holds any short-term deposits.

The average period to maturity of the short-term deposits in 2006 was 1.5 months. This excluded the impact of interest rate swaps that hedged the interest rate risk on the deposits. Including interest rate swaps, the average period to maturity of short-term deposits in 2006 was 26 months.

The currency profile of cash and cash equivalents is as follows:

	Group		Company	
Currency	2007 £m	2006 £m	2007 £m	2006 £m
Sterling	22.7	407.9	0.1	2.5
Euro	0.7	–	0.7	–
Polish zloty	–	11.4	–	144.5
Czech crown	–	9.9	–	–
Hungarian forint	–	4.1	–	–
Slovak crown	–	1.9	–	–
Mexican peso	–	3.0	–	–
Romanian leu	–	0.6	–	–
Total	23.4	438.8	0.8	147.0

Prior to demerger, the company participated in a netting arrangement with Provident Polska S.A., a subsidiary forming part of the international business, whereby Provident Polska S.A. borrowed zloty from an external bank and the company deposited an equivalent amount of zloty with the same bank. The group had a legally enforceable right to offset the deposit and borrowing and the amounts were periodically settled on a net basis. Accordingly, in the group financial statements the deposit and borrowing were offset.

All of the cash and cash equivalents outstanding at the end of 2007 are non-interest bearing (2006: £61.9m). In 2006, short-term deposits accrued interest at floating rates linked to the relevant national equivalent of LIBOR. Including the impact of fixed interest rate swaps, the weighted average fixed interest rate on cash and cash equivalents in 2006 was 4.97%.

The fair value of cash and cash equivalents approximates to their book value (2006: fair value approximated to book value).

20 Insurance assets

Following the disposal of the insurance business on 15 June 2007, the group no longer holds any insurance assets. The following disclosures support the balances held in the group's 2006 balance sheet.

	Group	
	2007 £m	2006 £m
Amounts due from policyholders and intermediaries	–	14.2
Deferred acquisition costs (intangible asset)	–	10.9
Amounts recoverable from reinsurers in respect of outstanding claims	–	31.1
	–	56.2

A reconciliation of the movement in deferred acquisition costs is set out below:

	Group	
	2007 £m	2006 £m
At 1 January	10.9	10.4
Incurred during the period	7.7	21.4
Amortised during the period	(8.1)	(20.9)
Disposal of insurance business	(10.5)	–
At 31 December	–	10.9

21 Deferred tax

Deferred tax is calculated in full on temporary differences under the balance sheet liability method. Deferred tax relating to temporary differences which are expected to reverse prior to 1 April 2008 is measured at a tax rate of 30% (2006: 30%) and deferred tax relating to temporary differences expected to reverse after 1 April 2008 is measured at a tax rate of 28% (2006: 30%). The movement in the deferred tax asset/(liability) during the year can be analysed as follows:

	Group		Company	
Asset/(liability)	2007 £m	2006 £m	2007 £m	2006 £m
At 1 January	30.8	64.5	(1.3)	7.6
Charge to the income statement	(5.8)	(33.5)	(2.6)	(8.1)
Tax charge on items taken directly to equity	(15.2)	(0.1)	(1.3)	(0.8)
Impact of change in UK tax rate	0.5	–	0.4	–
Transfer to retained earnings	(0.8)	–	(0.2)	–
Disposal of insurance business	(1.8)	–	–	–
Demerger of international business	(13.8)	–	–	–
Exchange differences	–	(0.1)	–	–
At 31 December	(6.1)	30.8	(5.0)	(1.3)
Analysed as:				
Assets – due within one year	11.4	42.9	0.5	–
Liabilities – due within one year	–	–	–	(1.0)
Liabilities – due in more than one year	(17.5)	(12.1)	(5.5)	(0.3)
Total	(6.1)	30.8	(5.0)	(1.3)

The change in the UK tax rate relates to the impact of the change in UK corporation tax rates from 30% to 28% which will be effective from 1 April 2008 (see note 5).

The transfer to retained earnings represents the deferred tax on that element of the share-based payment reserve which has been transferred to retained earnings during the year following the exercise/lapsing of options (see note 28).

21 Deferred tax *continued*

An analysis of the deferred tax asset/(liability) for the group is set out below:

Group – Asset/(liability)	2007 Accelerated capital allowances £m	2007 Other temporary differences £m	2007 Retirement benefit asset £m	2007 Total £m	2006 Accelerated capital allowances £m	2006 Other temporary differences £m	2006 Retirement benefit asset £m	2006 Total £m
At 1 January	0.6	25.8	4.4	30.8	(1.5)	24.7	41.3	64.5
(Charge)/credit to the income statement	(0.6)	0.3	(5.5)	(5.8)	2.1	1.4	(37.0)	(33.5)
(Charge)/credit on items taken directly to equity	-	(1.3)	(13.9)	(15.2)	-	(0.2)	0.1	(0.1)
Impact of change in UK tax rate	-	(0.6)	1.1	0.5	-	-	-	-
Transfer to retained earnings	-	(0.8)	-	(0.8)	-	-	-	-
Disposal of insurance business	(0.4)	(0.1)	(1.3)	(1.8)	-	-	-	-
Demerger of international business	(0.1)	(14.1)	0.4	(13.8)	-	-	-	-
Exchange differences	-	-	-	-	-	(0.1)	-	(0.1)
At 31 December	(0.5)	9.2	(14.8)	(6.1)	0.6	25.8	4.4	30.8

An analysis of the deferred tax (liability)/asset for the company is set out below:

Company – (Liability)/asset	2007 Accelerated capital allowances £m	2007 Other temporary differences £m	2007 Retirement benefit asset £m	2007 Total £m	2006 Accelerated capital allowances £m	2006 Other temporary differences £m	2006 Retirement benefit asset £m	2006 Total £m
At 1 January	(0.1)	(2.2)	1.0	(1.3)	(0.1)	1.2	6.5	7.6
Credit/(charge) to the income statement	0.1	2.3	(5.0)	(2.6)	-	(2.5)	(5.6)	(8.1)
Credit/(charge) on items taken directly to equity	-	0.2	(1.5)	(1.3)	-	(0.9)	0.1	(0.8)
Impact of change in UK tax rate	-	-	0.4	0.4	-	-	-	-
Transfer to retained earnings	-	(0.2)	-	(0.2)	-	-	-	-
At 31 December	-	0.1	(5.1)	(5.0)	(0.1)	(2.2)	1.0	(1.3)

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Prior to demerger of the international business on 16 July 2007, deferred tax had not been provided on temporary differences arising on investments in certain overseas subsidiaries because the company was able to control the timing of the reversal and it was probable that the temporary difference would not reverse in the foreseeable future. The company's policy was to retain profits in such overseas subsidiaries for the foreseeable future. Following demerger, the company no longer has any investments in overseas subsidiaries. The aggregate temporary differences in respect of which no deferred tax had been provided in 2006 amounted to £199.6m and the unprovided deferred tax amounted to £22.7m.

22 Bank and other borrowings

(A) BORROWING FACILITIES AND BORROWINGS

Borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years, together with overdrafts and uncommitted loans which are repayable on demand, loan notes privately placed with US and UK institutions (see note 22(D)) and subordinated loan notes which were issued publicly in 2005 (see 22(E)).

At 31 December 2007, borrowings under these facilities amounted to £633.7m (2006: £1,021.0m).

(B) MATURITY PROFILE OF BANK AND OTHER BORROWINGS

The maturity of borrowings, together with the maturity of committed facilities, is as follows:

	2007		2006	
Group	Borrowing facilities available £m	Borrowings £m	Borrowing facilities available £m	Borrowings £m
Repayable:				
On demand	27.7	8.8	20.8	7.2
In less than one year	107.2	32.2	231.9	80.2
Included in current liabilities	134.9	41.0	252.7	87.4
Between one and two years	38.9	1.4	365.8	246.0
Between two and five years	852.5	417.2	721.1	510.8
In more than five years	174.1	174.1	252.3	176.8
Included in non-current liabilities	1,065.5	592.7	1,339.2	933.6
Total group	1,200.4	633.7	1,591.9	1,021.0

	2007		2006	
Company	Borrowing facilities available £m	Borrowings £m	Borrowing facilities available £m	Borrowings £m
Repayable:				
On demand	27.7	8.8	19.0	7.2
In less than one year	107.2	32.2	40.5	5.9
Included in current liabilities	134.9	41.0	59.5	13.1
Between one and two years	37.5	–	195.0	106.8
Between two and five years	609.1	173.8	399.9	236.7
In more than five years	100.0	100.0	178.6	103.2
Included in non-current liabilities	746.6	273.8	773.5	446.7
Total company	881.5	314.8	833.0	459.8

The average period to maturity of the group's committed facilities was 3.6 years (2006: 3.0 years) and for the company's committed facilities was 3.3 years (2006: 3.4 years). £112.5m of the company's borrowing facilities were terminated at the company's option on 17 January 2008. After excluding these facilities, the average period to maturity of the group's committed facilities as at 31 December 2007 was 3.9 years and of the company's committed facilities was 3.7 years.

22 Bank and other borrowings *continued*

(C) INTEREST RATE AND CURRENCY PROFILE OF BANK AND OTHER BORROWINGS

Before taking account of the various interest rate swaps and currency swap arrangements entered into by the group and company, the interest rate and currency exposure on borrowings is as follows:

			2007			2006
Group	Fixed £m	Floating £m	Total £m	Fixed £m	Floating £m	Total £m
Sterling	144.0	301.6	445.6	144.0	432.0	576.0
US dollar	153.6	-	153.6	153.8	-	153.8
Euro	-	34.5	34.5	-	30.1	30.1
Polish zloty	-	-	-	-	102.4	102.4
Czech crown	-	-	-	-	50.2	50.2
Hungarian forint	-	-	-	-	54.1	54.1
Slovak crown	-	-	-	-	29.0	29.0
Mexican peso	-	-	-	-	25.4	25.4
Total group	297.6	336.1	633.7	297.8	723.2	1,021.0

			2007			2006
Company	Fixed £m	Floating £m	Total £m	Fixed £m	Floating £m	Total £m
Sterling	142.0	94.0	236.0	142.0	225.3	367.3
US dollar	44.3	-	44.3	44.9	-	44.9
Euro	-	34.5	34.5	-	30.1	30.1
Polish zloty	-	-	-	-	15.5	15.5
Czech crown	-	-	-	-	2.0	2.0
Total company	186.3	128.5	314.8	186.9	272.9	459.8

Following the demerger of the international business on 16 July 2007, the group no longer has any borrowings in currencies other than sterling, US dollars and euros.

As detailed in note 16, the group and company have entered into various interest rate swaps and cross-currency swap arrangements to hedge the above interest rate and currency exposures on borrowings. After taking account of the aforementioned interest rate swaps, the group's fixed rate borrowings are £397.8m (2006: £493.5m) and the company's fixed rate borrowings are £286.5m (2006: £206.4m). After taking account of cross-currency swaps, the group and company have no foreign exchange exposure to borrowings denominated in US dollars (2006: £nil).

22 Bank and other borrowings *continued*

(D) PRIVATE PLACEMENT LOAN NOTES

On 10 May 2001, the company issued private placement loan notes as follows:

(i) £42m of 7.21% loan notes repayable on 10 May 2011;
(ii) US$64m of 7.40% loan notes repayable on 10 May 2008; and
(iii) US$24m of 7.60% loan notes repayable on 10 May 2011.

On 24 April 2003, the group issued more loan notes as follows:

(i) US$44m of 5.81% loan notes repayable on 24 April 2010; and
(ii) US$76m of 6.34% loan notes repayable on 24 April 2013.

On 12 August 2004, the group issued further loan notes as follows:

(i) US$30m of 6.02% loan notes repayable on 12 August 2011;
(ii) US$67m of 6.45% loan notes repayable on 12 August 2014; and
(iii) £2m of 7.01% loan notes repayable on 12 August 2014.

As set out in note 22(C), cross-currency swaps have been put in place to swap the proceeds and liabilities for principal and interest under the US dollar denominated loan notes into sterling.

(E) SUBORDINATED LOAN NOTES

On 15 June 2005, the company issued £100.0m of subordinated loan notes. The rights to repayment of holders of the loan notes are subordinated to all other borrowings and liabilities of the company upon a winding up of the company and, in certain circumstances, upon its administration. The debt accrues interest at 7.125% and is repayable on 15 June 2015. The company has an option to redeem the loan notes at par on 15 June 2010.

(F) LOAN NOTES ISSUED TO VENDORS ON ACQUISITION OF YES CAR CREDIT

As part of the consideration for the acquisition of Yes Car Credit, the group issued loan notes of £6.7m to certain vendors which carry interest rates linked to LIBOR. £1.4m of these loan notes remain outstanding as at 31 December 2007 (2006: £1.4m).

(G) UNDRAWN COMMITTED BORROWING FACILITIES

The undrawn committed borrowing facilities at 31 December were as follows:

Group	2007 £m	2006 £m
Expiring within one year	75.0	151.7
Expiring within one to two years	37.5	119.8
Expiring in more than two years	435.3	285.8
Total group	547.8	557.3

Company	2007 £m	2006 £m
Expiring within one year	75.0	34.6
Expiring within one to two years	37.5	88.2
Expiring in more than two years	435.3	238.6
Total company	547.8	361.4

The facilities expiring within one year and within one to two years were terminated at the company's option on 17 January 2008. After excluding these facilities, undrawn committed borrowing facilities as at 31 December 2007 were £435.3m for the group and company.

22 Bank and other borrowings *continued*

(H) WEIGHTED AVERAGE INTEREST RATES AND PERIODS TO MATURITY

The weighted average interest rate and the weighted average period to maturity of the group and company's fixed rate borrowings at 31 December were:

	2007		2006	
Group	Weighted average interest rate %	Weighted average period to maturity years	Weighted average interest rate %	Weighted average period to maturity years
Sterling	7.15	6.26	7.15	7.26
US dollar	6.58	3.81	6.58	4.81

	2007		2006	
Company	Weighted average interest rate %	Weighted average period to maturity years	Weighted average interest rate %	Weighted average period to maturity years
Sterling	7.15	6.25	7.15	7.25
US dollar	7.45	1.18	7.45	2.18

After taking account of interest rate swaps and cross-currency swaps, the sterling weighted average fixed interest rate for the group is 7.02% (2006: 6.46%) and for the company is 7.19% (2006: 7.30%). The weighted average period to maturity on the same basis is 5.4 years (2006: 4.5 years) for the group and 6.0 years (2006: 5.7 years) for the company. There is no foreign exchange or interest rate risk denominated in US dollars after taking account of cross-currency swaps (2006: £nil).

(I) FAIR VALUES

The fair values of the group and company's bank and other borrowings are compared to their book values as follows:

	2007		2006	
Group	Book value £m	Fair value £m	Book value £m	Fair value £m
Bank loans and overdrafts	336.0	336.0	723.2	723.3
Sterling private placement loan notes	44.0	45.6	44.0	46.5
US dollar private placement loan notes	153.7	162.1	153.8	157.1
Subordinated loan notes	100.0	102.5	100.0	101.1
Total group	633.7	646.2	1,021.0	1,028.0

	2007		2006	
Company	Book value £m	Fair value £m	Book value £m	Fair value £m
Bank loans and overdrafts	128.5	128.5	272.9	272.9
Sterling private placement loan notes	42.0	43.4	42.0	44.2
US dollar private placement loan notes	44.3	45.8	44.9	45.8
Subordinated loan notes	100.0	102.5	100.0	101.1
Total company	314.8	320.2	459.8	464.0

The fair value of the sterling private placement loan notes and the US dollar private placement loan notes has been calculated by discounting the expected future cash flows at the relevant market interest rate yield curves prevailing at the balance sheet date. The fair value of the subordinated loan notes equates to the publicly quoted market price of the loan notes at the balance sheet date.

23 Trade and other payables

Current liabilities	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Trade payables	10.4	26.5	-	-
Amounts owed to group undertakings	-	-	147.7	271.7
Other payables including taxation and social security	12.4	13.3	1.6	0.2
Accruals	47.3	74.3	16.7	17.5
Total	70.1	114.1	166.0	289.4

The fair value of trade and other payables equates to their book value (2006: fair value equalled book value).

Non-current liabilities	Company 2007 £m	Company 2006 £m
Amounts owed to group undertakings	131.3	136.8

£131.3m (2006: £131.3m) of amounts owed to group undertakings is unsecured, due for repayment in more than one year and accrues interest at rates linked to LIBOR. In 2006, £5.5m of the amounts owed to group undertakings represented a fixed interest loan accruing interest at a rate of 6.56% per annum which was repayable on 30 June 2012 with an option to repay on 1 July 2008. This loan was settled as part of the disposal of the insurance business.

24 Insurance accruals and deferred income

Following the disposal of the insurance business on 15 June 2007, the group no longer has any insurance accruals and deferred income. The following disclosures support the balances held in the group's 2006 balance sheet.

	Group 2007 £m	Group 2006 £m
Provision for unpaid insurance claims	-	248.6
Unearned insurance premiums	-	79.5
Other deferred income	-	0.2
Total	-	328.3

(A) PROVISION FOR UNPAID CLAIMS AND UNEARNED PREMIUMS

	Group 2007 £m	Group 2006 £m
Gross		
Claims reported	-	245.8
Claims incurred but not reported	-	2.8
Total claims	-	248.6
Unearned premiums	-	79.5
Total insurance liabilities – gross	-	328.1
Recoverable from reinsurers (note 20)		
Claims reported	-	31.1
Claims incurred but not reported	-	-
Total reinsurers' share of insurance liabilities	-	31.1
Net		
Claims reported	-	214.7
Claims incurred but not reported	-	2.8
Total net claims	-	217.5
Unearned premiums	-	79.5
Total insurance liabilities net of reinsurance recoverable	-	297.0

24 Insurance accruals and deferred income *continued*

(B) RECONCILIATION OF MOVEMENTS IN INSURANCE LIABILITIES AND REINSURANCE ASSETS

A reconciliation of the movement in insurance liabilities and related reinsurance assets is presented below:

Group	2007 Gross £m	2007 Reinsurance £m	2007 Net £m	2006 Gross £m	2006 Reinsurance £m	2006 Net £m
Notified claims	245.8	(31.1)	214.7	279.9	(37.7)	242.2
Incurred but not reported claims	2.8	–	2.8	4.1	–	4.1
Total at 1 January	248.6	(31.1)	217.5	284.0	(37.7)	246.3
Cash paid for claims settled in the year	(52.2)	4.2	(48.0)	(115.1)	10.1	(105.0)
Increase/(reduction) in liabilities:	49.3	(13.0)	36.3	79.7	(3.5)	76.2
– arising from current year claims	64.8	(14.6)	50.2	127.3	(8.4)	118.9
– arising from prior year claims	(15.5)	1.6	(13.9)	(47.6)	4.9	(42.7)
Disposal of insurance business	(245.7)	39.9	(205.8)	–	–	-
Total at 31 December	–	–	–	248.6	(31.1)	217.5
	-	–	–			
Notified claims	–	-	–	245.8	(31.1)	214.7
Incurred but not reported claims	–	–	–	2.8	–	2.8
Total at 31 December	–	–	–	248.6	(31.1)	217.5

(C) PROVISION FOR UNEARNED PREMIUMS

	Group 2007 £m	Group 2006 £m
At 1 January	79.5	74.8
Written in the year	59.8	158.0
Earned in the year	(63.5)	(153.3)
Disposal of insurance business	(75.8)	-
At 31 December	-	79.5

25 Provisions

Group		Onerous property obligations £m
At 1 January 2007		1.8
Created in the year		1.6
Utilised in the year		(0.6)
At 31 December 2007		2.8
Analysed as	– due within one year	0.8
	- due in more than one year	2.0
Total group		2.8

The onerous property obligation provision was originally created on closure of Yes Car Credit and related to the estimated costs of exiting the Yes Car Credit property portfolio. The provision was calculated by taking into account the full lease term, any sublet income that was recoverable and the potential for lease assignment. During the year, one property was disposed of and the total cost charged to the provision was £0.6m. As at 31 December 2007, there are three properties awaiting disposal and, following a reassessment of the assumptions underlying the provision, an additional £1.6m of provision has been created and has been included in the Yes Car Credit loss for the year. The remaining provision, amounting to £2.8m, is expected to be fully utilised over the next three years.

26 Called-up share capital

	Group and company			
		2007		2006
	Authorised	Issued and fully paid	Authorised	Issued and fully paid
	£m	£m	£m	£m
Ordinary shares of $20\frac{8}{11}$p each (2006: Ordinary shares of $10\frac{4}{11}$p each)	40.0	27.2	40.0	26.5

Following demerger of the international business on 16 July 2007, the company's share capital was consolidated on the basis of one share for every two shares held.

The movement in the number of shares in issue during the year is as follows:

	Group and company	
	2007 Number m	2006 Number m
At 1 January	256.1	255.5
Shares issued pursuant to the exercise of options – prior to share consolidation	1.1	0.6
Share consolidation – one for every two shares	(128.6)	–
Shares issued pursuant to the exercise of options – following share consolidation	2.6	–
At 31 December	131.2	256.1

The number, nominal value and aggregate consideration of shares issued during the year can be analysed as follows:

	Group and company					
			2007			2006
	Number	Nominal value	Aggregate consideration	Number	Nominal value	Aggregate consideration
		£	£m		£	£m
Shares issued prior to share consolidation	1,142,827	118,438	7.0	592,639	61,419	3.1
Shares issued following share consolidation	2,572,288	533,165	15.6	–	–	–
Total shares issued	3,715,115	651,603	22.6	592,639	61,419	3.1

Provident Financial plc sponsors the Provident Financial plc 2007 Employee Benefit Trust (EBT) which is a discretionary trust established for the benefit of the employees of the group. The company has appointed Kleinwort Benson (Jersey) Trustees Limited to act as trustee of the EBT. The trustee has waived the right to receive dividends on the shares it holds. As at 31 December 2007, the EBT held 723,141 (2006: nil) shares in the company with a nominal value of £149,887 (2006: £nil), a cost of £6.5m (2006: £nil) and a market value of £6.0m (2006: £nil). The shares have been acquired by the EBT to meet obligations under the Provident Financial Long Term Incentive Scheme 2006.

In addition to the EBT, Provident Financial plc also sponsors the Provident Financial Qualifying Employee Share Ownership Trust (the QUEST) which is also a discretionary trust established for the benefit of the employees of the group. The company established Provident Financial Trustees Limited to act as trustee of the QUEST. The trustee has waived the right to receive dividends on the shares it holds. As at 31 December 2007, the QUEST did not hold any ordinary shares in the company. As at 31 December 2006, the QUEST held 371,413 ordinary shares in the company with a nominal value of £38,492, a cost of £3.6m and a market value of £2.6m. These shares had been acquired by the QUEST to meet obligations under the company's employee savings-related share option schemes.

Provident Financial plc also sponsors the Performance Share Plan Trust which was established to operate in conjunction with the Performance Share Plan (PSP). As at 31 December 2007, awards under the PSP were 20,649 (2006: 109,422) ordinary shares with a nominal value of £2,140 (2006: £11,340), a cost of £0.1m (2006: £0.9m) and a market value of £0.2m (2006: £0.8m).

All costs relating to the EBT, the QUEST and the PSP are dealt with in the income statement as they accrue. The net of the consideration paid to acquire shares by the EBT, the QUEST and in respect of the PSP and the consideration received on exercise of share options is held in a separate treasury shares reserve.

27 Share-based payments

The group operates four share schemes: the Long-Term Incentive Scheme (LTIS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)), senior executive share option schemes (the ESOS/SESO) and the Performance Share Plan (PSP). During 2007, awards/options have been granted under the LTIS and SAYE schemes (2006: awards/options granted under the LTIS, SAYE, ESOS and PSP).

For the purposes of assessing the income statement charge/(credit) under IFRS 2, the options/awards under the SAYE, ESOS/SESO and PSP schemes were valued using a binomial option pricing model. The awards under the LTIS were valued using a Monte-Carlo option pricing model. The charge to the consolidated income statement during the year was £8.8m (2006: credit of £1.9m) and to the company income statement was £1.5m (2006: credit of £1.2m). Of the charge in respect of the group in 2007, £6.3m relates to the crystallisation of share options/awards on demerger of the international business (company: £0.9m) which has been included as a demerger cost (see note 6) and £0.6m relates to the crystallisation of share options/awards on the disposal of the insurance business (company: £nil) which has been included as part of the profit on disposal of the insurance business (see note 6). The remaining charge of £1.9m comprises £1.6m in respect of continuing operations (2006: credit of £1.6m) and £0.3m in respect of discontinued operations (2006: credit of £0.3m).

The fair value per award/option granted and the assumptions used in the calculation of the share-based payment charge/(credit) are as follows:

	2007		2006			
Group	**LTIS**	**SAYE**	**LTIS**	**SAYE**	**ESOS**	**PSP**
Grant date	12 Sep 07	17 Oct 07	01 Jun 06	21 Oct 06	07 Jun 06	15 Mar 06
Share price at grant date (£)	8.69	8.73	6.03	6.36	5.77	6.40
Exercise price (£)	-	7.16	-	4.91	5.77	-
Shares awarded/under option (number)	721,374	402,514	239,633	552,987	2,427,060	33,964
Vesting period (years)	3	3, 5 and 7	3	3, 5 and 7	3	5
Expected volatility	27.8%	27.8%	25.0%	25.0%	25.0%	n/a
Award/option life (years)	3	Up to 7	10	Up to 7	10	5
Expected life (years)	3	Up to 7	3	Up to 7	5	5
Risk free rate	4.92%	4.92%	4.5%	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	n/a	6.0%	n/a	6.0%	6.0%	n/a
Fair value per award/option (£)	5.21	1.91–1.96	6.03	1.41–1.45	0.91	6.40

	2007		2006			
Company	**LTIS**	**SAYE**	**LTIS**	**SAYE**	**ESOS**	**PSP**
Grant date	12 Sep 07	17 Oct 07	01 Jun 06	21 Oct 06	07 Jun 06	15 Mar 06
Share price at grant date (£)	8.69	8.73	6.03	6.36	5.77	6.40
Exercise price (£)	-	7.16	-	4.91	5.77	-
Shares awarded/under option (number)	349,267	13,547	239,633	28,116	688,130	5,834
Vesting period (years)	3	3, 5 and 7	3	3, 5 and 7	3	5
Expected volatility	27.8%	27.8%	25.0%	25.0%	25.0%	n/a
Award/option life (years)	3	Up to 7	10	Up to 7	10	5
Expected life (years)	3	Up to 7	3	Up to 7	5	5
Risk free rate	4.92%	4.92%	4.5%	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	n/a	6.0%	n/a	6.0%	6.0%	n/a
Fair value per award/option (£)	5.21	1.91–1.96	6.03	1.41–1.45	0.91	6.40

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

27 Share-based payments *continued*

A reconciliation of award/share option movements during the year is shown below:

	LTIS		ESOS/SESO		SAYE		PSP	
Group 2007	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £
Outstanding at 1 January	239,633	-	7,571,723	6.27	2,200,868	4.85	109,422	-
Awarded/granted	721,374	-	-	-	402,514	7.16	-	-
Lapsed	(57,114)	-	(1,382,935)	6.12	(365,929)	4.97	(68,124)	-
Cancelled*	-	-	(1,144,433)	6.14	-	-	-	-
Share consolidation**	-	-	-	-	-	-	(20,649)	-
Exercised	-	-	(3,216,009)	6.29	(723,733)	4.81	-	-
Outstanding at 31 December	903,893	-	1,828,346	6.45	1,513,720	5.50	20,649	-
Exercisable at 31 December	-	-	424,006	8.77	96,839	4.90	-	-

* Following demerger, 1,144,433 shares granted under the SESO were cancelled and cash compensation was awarded to the option holder based on the group's average closing mid-market share price in the week commencing 16 July 2007.

** Following the one for two share consolidation on 16 July 2007, shares awarded under the PSP scheme were consolidated on the basis of one share for every two shares originally awarded.

Share awards outstanding under the LTIS scheme at 31 December 2007 had an exercise price of £nil (2006: £nil) and a weighted average remaining contractual life of 2.4 years (2006: 2.4 years). Share options outstanding under the ESOS/SESO schemes at 31 December 2007 had exercise prices ranging from 450p to 1,037p (2006: 450p to 1,037p) and a weighted average remaining contractual life of 1.1 years (2006: 1.1 years). Share options outstanding under the SAYE schemes at 31 December 2007 had exercise prices ranging from 453p to 716p (2006: 453p to 712p) and a weighted average remaining contractual life of 2.6 years (2006: 2.3 years). Share awards outstanding under the PSP schemes at 31 December 2007 had an exercise price of £nil (2006: £nil) and a weighted average remaining contractual life of 2.7 years (2006: 3.0 years).

	LTIS		ESOS/SESO		SAYE		PSP	
Group 2006	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £
Outstanding at 1 January	-	-	6,684,285	6.46	2,529,577	4.92	137,312	-
Awarded/granted	239,633	-	2,427,060	5.77	552,987	4.91	33,964	-
Lapsed	-	-	(1,003,827)	6.84	(353,318)	5.34	(19,350)	-
Exercised	-	-	(535,795)	5.49	(528,378)	5.00	(42,504)	-
Outstanding at 31 December	239,633	-	7,571,723	6.27	2,200,868	4.85	109,422	-
Exercisable at 31 December	-	-	2,612,628	6.70	61,833	5.40	-	-

27 Share-based payments *continued*

Company 2007	LTIS Number	LTIS Weighted average exercise price £	ESOS/SESO Number	ESOS/SESO Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	239,633	–	2,540,357	6.26	98,859	4.79	69,570	–
Awarded/granted	349,267	–	–	–	13,547	7.16	–	–
Lapsed	(56,384)	–	(322,091)	6.55	(13,146)	4.77	(51,766)	–
Cancelled*	–	–	(271,952)	6.18	–	–	–	–
Share consolidation**	–	–	–	–	–	–	(8,902)	–
Exercised	–	–	(1,351,032)	5.87	(34,476)	4.77	–	–
Outstanding at 31 December	532,516	–	595,282	7.38	67,784	5.58	8,902	–
Exercisable at 31 December	–	–	89,432	9.39	6,788	7.12	–	–

* Following demerger, 271,952 shares granted under the SESO were cancelled and cash compensation was awarded to the option holder based on the group's average closing mid-market share price in the week commencing 16 July 2007.

** Following the one for two share consolidation on 16 July 2007, shares awarded under the PSP scheme were consolidated on the basis of one share for every two shares originally awarded.

Share awards outstanding under the LTIS scheme at 31 December 2007 had an exercise price of £nil (2006: £nil) and a weighted average remaining contractual life of 2.3 years (2006: 2.4 years). Share options outstanding under the ESOS/SESO schemes at 31 December 2007 had exercise prices ranging from 450p to 1,037p (2006: 450p to 1,037p) and a weighted average remaining contractual life of 1.2 years (2006: 1.0 years). Share options outstanding under the SAYE schemes at 31 December 2007 had exercise prices ranging from 453p to 716p (2006: 453p to 712p) and a weighted average remaining contractual life of 2.8 years (2006: 2.6 years). Share awards outstanding under the PSP schemes at 31 December 2007 had an exercise price of £nil (2006: £nil) and a weighted average remaining contractual life of 2.5 years (2006: 2.2 years).

Company 2006	LTIS Number	LTIS Weighted average exercise price £	ESOS/SESO Number	ESOS/SESO Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	–	–	2,854,891	6.46	100,843	4.80	100,144	–
Awarded/granted	239,633	–	688,130	5.77	28,116	4.91	5,834	–
Lapsed	–	–	(511,869)	7.44	(8,631)	5.06	(18,204)	–
Exercised	–	–	(490,795)	5.49	(21,469)	4.94	(18,204)	–
Outstanding at 31 December	239,633	–	2,540,357	6.26	98,859	4.79	69,570	–
Exercisable at 31 December	–	–	979,992	6.61	3,388	4.98	–	–

28 Statement of changes in shareholders' equity

Group	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	–	–	(0.2)	–	(0.2)
Cash flow hedges – net fair value gains	–	–	0.2	–	0.2
Actuarial loss on retirement benefit asset	–	–	–	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	–	–	(0.2)	0.1	(0.1)
Net expense recognised directly in equity	–	–	(0.2)	(0.2)	(0.4)
Profit for the year	–	–	–	124.9	124.9
Total recognised (expense)/income for the year	–	–	(0.2)	124.7	124.5
Issue of share capital	–	3.1	–	–	3.1
Treasury shares adjustment – vesting of shares	–	–	2.3	–	2.3
Share-based payment adjustment – credit to the income statement	–	–	(1.9)	–	(1.9)
Dividends	–	–	–	(91.4)	(91.4)
At 31 December 2006	26.5	110.8	5.7	211.0	354.0
At 1 January 2007	26.5	110.8	5.7	211.0	354.0
Cash flow hedges:					
– net fair value gains	–	–	1.7	–	1.7
– recycled and reported in profit for the year	–	–	2.8	–	2.8
Actuarial gain on retirement benefit asset	–	–	–	46.3	46.3
Tax charge on items taken directly to equity	–	–	(1.3)	(13.9)	(15.2)
Impact of change in UK tax rate (note 5)	–	–	–	0.8	0.8
Net income recognised directly in equity	–	–	3.2	33.2	36.4
Profit for the year	–	–	–	138.4	138.4
Total recognised income for the year	–	–	3.2	171.6	174.8
Issue of share capital	0.7	21.9	–	–	22.6
Treasury shares adjustments:					
– purchases of own shares	–	–	(6.5)	–	(6.5)
– vesting of shares	–	–	2.1	–	2.1
– transfer of treasury shares reserve	–	–	2.6	(2.6)	–
Share-based payment adjustments:					
– share-based payment charge	–	–	8.8	–	8.8
– cash settlement in respect of share-based payments	–	–	(3.8)	–	(3.8)
– transfer of share-based payment reserve	–	–	(5.7)	5.7	–
– deferred tax on share-based payment reserve transfer (note 21)	–	–	–	(0.8)	(0.8)
Dividends	–	–	–	(89.4)	(89.4)
Demerger of international business – dividend in specie	–	–	–	(165.9)	(165.9)
Transfer of foreign exchange reserve on demerger of international business	–	–	(6.3)	6.3	–
At 31 December 2007	27.2	132.7	0.1	135.9	295.9

The demerger of the international business on 16 July 2007 was effected by a divestment in the form of a dividend in specie. On a group basis, the dividend in specie amounts to the net assets of the international business on demerger of £165.9m.

Goodwill arising on acquisitions prior to 1 January 1998 was eliminated against shareholders' funds under UK GAAP and was not reinstated on transition to IFRS. Accordingly, retained earnings is shown after directly writing off cumulative goodwill of £1.6m (2006: £1.6m). In addition, cumulative goodwill of £2.3m (2006: £2.3m) has been written off against the merger reserve in previous years.

Other reserves are further analysed in note 29.

28 Statement of changes in shareholders' equity *continued*

Company	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2006	26.5	107.7	611.0	227.9	973.1
Cash flow hedges – net fair value gains	–	–	3.1	–	3.1
Actuarial loss on retirement benefit asset	–	–	–	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	–	–	(0.9)	0.1	(0.8)
Net income/(expense) recognised directly in equity	–	–	2.2	(0.2)	2.0
Profit for the year	–	–	–	95.7	95.7
Total recognised income for the year	–	–	2.2	95.5	97.7
Issue of share capital	–	3.1	–	–	3.1
Treasury shares adjustment – vesting of shares	–	–	2.3	–	2.3
Share-based payment adjustments:					
– credit to the income statement	–	–	(1.2)	–	(1.2)
– movement in investment in subsidiaries (note 14)	–	–	(0.7)	–	(0.7)
Dividends	–	–	–	(91.4)	(91.4)
At 31 December 2006	26.5	110.8	613.6	232.0	982.9
At 1 January 2007	26.5	110.8	613.6	232.0	982.9
Cash flow hedges:					
– net fair value gains	–	–	0.4	–	0.4
– recycled and reported in profit for the year	–	–	(1.3)	–	(1.3)
Actuarial gain on retirement benefit asset	–	–	–	5.1	5.1
Tax credit/(charge) on items taken directly to equity	–	–	0.2	(1.5)	(1.3)
Impact of change in UK tax rate	–	–	–	0.1	0.1
Net (expense)/income recognised directly in equity	–	–	(0.7)	3.7	3.0
Profit for the year	–	–	–	136.7	136.7
Total recognised (expense)/income for the year	–	–	(0.7)	140.4	139.7
Issue of share capital	0.7	21.9	–	–	22.6
Treasury shares adjustments:					
– purchases of own shares	–	–	(6.5)	–	(6.5)
– vesting of shares	–	–	2.1	–	2.1
– transfer of treasury shares reserve	–	–	2.6	(2.6)	–
Share-based payment adjustments:					
– charge to the income statement	–	–	1.5	–	1.5
– movement in investment in subsidiaries (note 14)	–	–	(0.7)	–	(0.7)
– cash settlement in respect of share-based payments	–	–	(0.9)	–	(0.9)
– transfer of share-based payment reserve	–	–	(0.6)	0.6	–
– deferred tax on share-based payment reserve transfer (note 21)	–	–	–	(0.2)	(0.2)
Dividends	–	–	–	(89.4)	(89.4)
Demerger of international business – dividend in specie	–	–	–	(73.3)	(73.3)
At 31 December 2007	27.2	132.7	610.4	207.5	977.8

The demerger of the international business on 16 July 2007 was effected by a divestment in the form of a dividend in specie. On a company basis, the dividend in specie amounts to the carrying value of the investments held in respect of the international business on demerger of £73.3m.

Other reserves are further analysed in note 29.

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, the company has not presented its own income statement. The profit for the financial year dealt with in the financial statements of the company was £136.7m (2006: £95.7m).

29 Other reserves

Group	Profit retained by subsidiary £m	Capital redemption reserve £m	Hedging reserve £m	Treasury shares reserve £m	Foreign exchange reserve £m	Share-based payment reserve £m	Total other reserves £m
At 1 January 2006	0.8	3.6	(2.9)	(7.8)	6.6	5.2	5.5
Exchange losses on foreign currency translations	–	–	–	–	(0.2)	–	(0.2)
Cash flow hedges – net fair value gains	–	–	0.2	–	–	–	0.2
Tax charge on items taken directly to equity	–	–	(0.1)	–	(0.1)	–	(0.2)
Net income/(expense) recognised directly in equity	–	–	0.1	–	(0.3)	–	(0.2)
Treasury shares adjustment – vesting of shares	–	–	–	2.3	–	–	2.3
Share-based payment adjustment – credit to the income statement	–	–	–	–	–	(1.9)	(1.9)
At 31 December 2006	0.8	3.6	(2.8)	(5.5)	6.3	3.3	5.7
At 1 January 2007	0.8	3.6	(2.8)	(5.5)	6.3	3.3	5.7
Cash flow hedges:							
– net fair value gains	–	–	1.7	–	–	–	1.7
– recycled and reported in profit for the year	–	–	2.8	–	–	–	2.8
Tax charge on items taken directly to equity	–	–	(1.3)	–	–	–	(1.3)
Net income recognised directly in equity	–	–	3.2	–	–	–	3.2
Treasury shares adjustments:							
– purchases of own shares	–	–	–	(6.5)	–	–	(6.5)
– vesting of shares	–	–	–	2.1	–	–	2.1
– transfer of treasury shares reserve	–	–	–	2.6	–	–	2.6
Share-based payment adjustments:							
– share-based payment charge	–	–	–	–	–	8.8	8.8
– cash settlement in respect of share-based payments	–	–	–	–	–	(3.8)	(3.8)
– transfer of share-based payment reserve	–	–	–	–	–	(5.7)	(5.7)
Transfer of foreign exchange reserve on demerger of international business	–	–	–	–	(6.3)	–	(6.3)
At 31 December 2007	0.8	3.6	0.4	(7.3)	–	2.6	0.1

The transfer of £2.6m from the treasury shares reserve to retained earnings in 2007 represents the shortfall between the cash cost of own shares purchased less the proceeds from vesting of shares in respect of the QUEST, which no longer holds any shares in the company (see note 26).

The share-based payment charge in 2007 includes:

- £0.6m arising as a result of the crystallisation of executive share options and SAYE options of the insurance business management team following the disposal of that business on 15 June 2007. The amount has been included within the profit on disposal of the insurance business which forms part of discontinued operations (see note 6).
- £6.3m arising as a result of the crystallisation of executive share options and SAYE options of group employees following demerger of the international business. This amount has been included within demerger costs which forms part of discontinued operations (see note 6).

The share-based payment charge arising on demerger of the international business includes a charge of £3.8m in respect of executive share options which were cancelled and settled in the form of cash compensation. As group net assets have reduced by £3.8m following the outflow of cash, a corresponding debit of £3.8m has been made to the share-based payment reserve.

Following the issue of shares to satisfy share-based payments during 2007, a transfer of £5.7m has been made from the share-based payment reserve to retained earnings.

The foreign exchange reserve represented the cumulative exchange gains/losses on retranslating the opening net assets of the international business. Following demerger of the international business, the total of this reserve, amounting to £6.3m, has been transferred to retained earnings.

29 Other reserves *continued*

Company	Capital redemption reserve £m	Non-distributable reserve £m	Merger reserve £m	Hedging reserve £m	Treasury shares reserve £m	Share-based payment reserve £m	Total other reserves £m
At 1 January 2006	3.6	609.2	2.3	(1.5)	(7.8)	5.2	611.0
Cash flow hedges - net fair value gains	-	-	-	3.1	-	-	3.1
Tax charge on items taken directly to equity	-	-	-	(0.9)	-	-	(0.9)
Net income recognised directly in equity	-	-	-	2.2	-	-	2.2
Treasury shares adjustment - vesting of shares	-	-	-	-	2.3	-	2.3
Share-based payment adjustments:							
- credit to the income statement	-	-	-	-	-	(1.2)	(1.2)
-movement in investment in subsidiaries (note 14)	-	-	-	-	-	(0.7)	(0.7)
At 31 December 2006	3.6	609.2	2.3	0.7	(5.5)	3.3	613.6
At 1 January 2007	3.6	609.2	2.3	0.7	(5.5)	3.3	613.6
Cash flow hedges:							
- net fair value gains	-	-	-	0.4	-	-	0.4
- recycled and reported in profit for the year	-	-	-	(1.3)	-	-	(1.3)
Tax credit on items taken directly to equity	-	-	-	0.2	-	-	0.2
Net expense recognised directly in equity	-	-	-	(0.7)	-	-	(0.7)
Treasury shares adjustments:							
- purchases of own shares	-	-	-	-	(6.5)	-	(6.5)
- vesting of shares	-	-	-	-	2.1	-	2.1
- transfer of treasury shares reserve	-	-	-	-	2.6	-	2.6
Share-based payment adjustments:							
- charge to the income statement	-	-	-	-	-	1.5	1.5
- movement in investment in subsidiaries (note 14)	-	-	-	-	-	(0.7)	(0.7)
- cash settlement in respect of share-based payments	-	-	-	-	-	(0.9)	(0.9)
- transfer of share-based payment reserve	-	-	-	-	-	(0.6)	(0.6)
At 31 December 2007	3.6	609.2	2.3	-	(7.3)	2.6	610.4

The transfer of £2.6m from the treasury shares reserve to retained earnings in 2007 represents the shortfall between the cash cost of own shares purchased less the proceeds from vesting of shares in respect of the QUEST, which no longer holds any shares in the company (see note 26).

The share-based payment charge includes a charge of £0.9m in respect of executive share options which were cancelled and settled in the form of cash compensation. As company net assets have reduced by £0.9m following the outflow of cash, a corresponding debit of £0.9m has been made to the share-based payment reserve.

Following the issue of shares to satisfy share-based payments during 2007, a transfer of £0.6m has been made from the share-based payment reserve to retained earnings.

The capital redemption reserve represents profits on the redemption of preference shares arising in prior years, together with the capitalisation of the nominal value of shares purchased and cancelled, net of the utilisation of this reserve to capitalise the nominal value of shares issued to satisfy scrip dividend elections.

The non-distributable reserve was created as a result of an intra-group reorganisation to create a more efficient capital structure that more accurately reflects the group's management structure.

30 Commitments

Total commitments under operating leases are as follows:

	Group	
	2007 £m	2006 £m
Due within one year	10.2	15.2
Due between one and five years	14.2	26.9
Due in more than five years	2.3	11.4
	26.7	53.5

The company has £nil commitments under operating leases (2006: £nil).

Other group commitments are as follows:

	Group	
	2007 £m	2006 £m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	1.7	1.0

The company has £nil capital expenditure commitments contracted with third parties but not provided for at 31 December 2007 (2006: £nil).

	Group	
	2007 £m	2006 £m
Unused committed credit card facilities at 31 December	76.6	79.4

The company has £nil unused committed credit card facilities at 31 December 2007 (2006: £nil).

31 Related party transactions

The company recharges the two major pension schemes referred to in note 18 with a proportion of the costs of administration and professional fees incurred by the company. The total amount recharged during the year was £1.5m (2006: £1.1m), and amounts due from the pension schemes at 31 December 2007 were £1.5m (2006: £1.1m).

Details of the transactions between the company and its subsidiary undertakings, which comprise management recharges and interest charges or credits on intra-group balances, along with any balances outstanding at 31 December are set out below:

	2007			2006		
	Management recharge £m	Interest charge/(credit) £m	Outstanding balance £m	Management recharge £m	Interest charge £m	Outstanding balance £m
Consumer Credit Division	2.9	69.2	969.3	4.5	54.9	938.1
Vanquis Bank	0.8	5.7	112.5	0.2	2.9	73.7
Yes Car Credit	0.2	6.3	32.3	0.4	14.4	135.0
International*	1.0	(1.2)	2.9	2.4	3.9	(78.4)
Insurance**	0.1	(0.2)	-	0.3	0.4	5.8
Other central companies	–	(0.4)	(157.9)	-	5.0	(152.9)
Total	5.0	79.4	959.1	7.8	81.5	921.3

* Up to the date of demerger on 16 July 2007.

** Up to the date of disposal on 15 June 2007.

Prior to the demerger of the international business, the company made capital contributions totalling £70.0m to the international business (see note 14). Balances outstanding between the company and the international business were substantially settled prior to demerger.

Following demerger, the company has recharged the international business £4.1m, principally in respect of costs incurred by the company on behalf of the international business prior to the demerger. £1.2m of these costs have been settled by the international business and £2.9m remains outstanding as at 31 December 2007.

Prior to the disposal of the insurance business, the company subscribed for additional equity of £7.9m in that business (see note 14) and received dividends from that business of £7.9m. Balances outstanding between the company and the insurance business were settled on the date of disposal. There have been no transactions between the company and the insurance business following disposal, other than in respect of the Section 75 pension contribution of £3.4m (see note 18), and there are no amounts outstanding between the company and the insurance business as at 31 December 2007.

There are no transactions with directors other than those disclosed in the directors' remuneration report.

32 Contingent liabilities

As part of the demerger of the international business, the company agreed, subject to the application of a floor, to indemnify International Personal Finance plc (IPF) against a specified proportion of corporate income tax liabilities, and related interest and penalties, in respect of the tax returns of Provident Polska for certain periods ended prior to completion. In addition, subject to certain exceptions, the company has indemnified IPF against tax liabilities arising as a result of the demerger and certain pre-demerger reorganisation steps and against tax liabilities arising as a result of a member of the Provident Financial group making a chargeable payment within the meaning of Section 214 Income and Corporations Taxes Act 1988. No material liabilities are currently expected to arise under these indemnities.

The company has a contingent liability for guarantees given in respect of borrowing facilities of certain subsidiaries to a maximum of £820.2m (2006: £758.9m). At 31 December 2007 the fixed and floating rate borrowings in respect of these guarantees amounted to £319.0m (2006: £561.2m). No loss is expected to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2007 was £nil (2006: £nil).

Independent auditors' report

To the members of Provident Financial plc

We have audited the group and parent company financial statements ('the financial statements') of Provident Financial plc for the year ended 31 December 2007 which comprise the consolidated income statement, the group and parent company balance sheets, the group and parent company cash flow statements, the group and parent company statements of recognised income and expense and the related notes. These financial statements have been prepared under the accounting polices set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited in paragraph 11 on page 60.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors' responsibilities on page 52.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the group and parent company have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the parent company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the chairman's statement and the directors' report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group and parent company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2007 and cash flows for the year then ended;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds

4 March 2008

Information for shareholders

1 Financial calendar – final dividend

	2007 Final
Dividend announced	4 March 2008
Annual general meeting	8 May 2008
Ex-dividend date for ordinary shares	14 May 2008
Record date for the dividend	16 May 2008
Payment date of the dividend	20 June 2008

2 Share price

Information on our share price is available on the company's website, www.providentfinancial.com, on Ceefax on BBC1/BBC2 and on Teletext on ITV/Channel 4. Information is also available, at a cost, from FT Cityline (telephone: 0906 843 3731).

The share price is also listed in a number of daily newspapers.

3 Individual Savings Account (ISA)

Shareholders may take out an ISA which includes shares in the company with a provider of their choice. However, the company has made arrangements for its shareholders and employees with Redmayne Bentley for the provision of an ISA. Shareholders who are eligible and who wish to take advantage of this should contact Redmayne Bentley, Merton House, 84 Albion Street, Leeds LS1 6AG (telephone: 0113 200 6433).

4 Tax on capital gains

On 16 July 2007, Provident Financial plc ('PF') demerged its international business to the newly established company, International Personal Finance plc ('IPF'). IPF's shares were then listed on the London Stock Exchange. Shortly after the demerger, PF's share capital was consolidated on the basis of one consolidated PF share for every two non-consolidated PF shares.

The aggregate base cost for the purposes of taxation of chargeable gains of the IPF shares and the PF shares immediately after demerger and the share consolidation should be the same as the base cost of the PF shares immediately before the demerger. Such base cost should be apportioned between the PF shares and the IPF shares held by each shareholder by reference to their respective market values on the first day on which those shares' prices were quoted in The Stock Exchange Daily Official List, which in this case was 16 July 2007.

Market value for these purposes is prescribed by section 272(3) Taxation of Capital Gains Act 1992. Taking this, the aggregate base cost of a total shareholding following demerger and share consolidation is to be apportioned between the aggregate consolidated PF shares and the aggregate IPF shares as follows:

64.11% to consolidated PF shares; and

35.89% to IPF shares,

based upon a share price of 923.25p per share in PF, and 258.47p per share in IPF, being in each case the lower of the 'quarter-up' and 'mid-point' prices for those shares at the close of trading on 16 July 2007. A shareholder with a total shareholding of 1,000 PF shares prior to demerger having an aggregate base cost of £6,000, would, after the demerger and share consolidation, have 500 consolidated PF shares and 1,000 IPF shares with an aggregate base cost of £3,847 and £2,153 respectively (or £7.69p per share and £2.15p per share respectively).

It should be noted that proceeds from any fractional entitlement from the share consolidation should also be deducted in order to determine the base cost.

For the purposes of UK taxation of chargeable gains, the price of an ordinary share in the company on 31 March 1982 was 130.50p. When adjusted for the 1 for 5 scrip issue in 1986, the 5 for 2 share split in 1993, the 1 for 1 bonus issue in 1996 and the share capital consolidation in 1998, this gives a figure of 22.54p.

Apportioning the 22.54p adjusted base cost per ordinary share as at 31 March 1982 by reference to the respective market values of PF's shares and the IPF shares on 16 July 2007 and after taking into account the share consolidation as described above, gives an adjusted base cost as at 31 March 2002 per consolidated PF share and each IPF share of 28.90p and 8.09p respectively.

Shareholders for whom the price of ordinary shares at 31 March 1982 is relevant should note that their allowable expenditure in relation to future disposals of ordinary shares may also be affected by other factors, such as the disposal of fractional entitlements pursuant to the various share capital consolidations of the company.

NOTE: The above information is intended as a general guide only and it is relevant only to individuals who are resident or ordinarily resident in the UK, are beneficial owners of their PF shares and hold their shares as an investment. More detailed information can be found in the circular to shareholders dated 25 June 2007. The above statements are qualified in their entirety by the statements made in that circular.

5 Tax on dividends

A UK tax resident individual shareholder who receives a dividend is entitled to a tax credit in respect of the dividend.

The tax credit is ⅑th of the dividend (corresponding to 10% of the dividend and the associated tax credit).

A UK tax resident individual shareholder is therefore treated as having paid tax at 10% on the aggregate of the dividend and the associated tax credit; as starting and basic rate taxpayers are liable to tax on the dividend and the associated tax credit at 10%, they will have no further liability to tax in respect of the dividend. UK tax resident individuals cannot claim a refund of the 10% tax credit.

The tax liability on dividends for UK tax resident higher rate taxpayers is an amount equal to 32.5% of the aggregate of the dividend and the associated tax credit less the tax credit. This equates to a liability for additional tax equal to 25% of the dividend.

6 The Provident Financial Company Nominee Scheme

6.1 The company has established the Provident Financial Company Nominee Scheme. The key features of the scheme are:

6.1.1 Your shares are held for you in a nominee account and you will receive regular statements of your account; you will not hold a share certificate;

6.1.2 It provides a facility to allow you to deal in the company's shares by means of a low-cost telephone dealing service through the CREST electronic settlement system;

6.1.3 It provides a facility for you to reinvest your dividends in the company's shares;

6.1.4 You will still retain the benefits of direct shareholding such as prompt payment of dividends, a copy of the annual report and attendance, and voting, at the annual general meeting; and

6.1.5 The service is provided at no cost to you. However, if you wish to use the facility to deal in the company's shares or reinvest your dividends, you will have to pay charges.

6.2 Full details are available on request from the company's registrar (see paragraph 7 below).

7 Registrar

7.1 The registrar deals with all matters relating to transfers of ordinary shares in the company and with enquiries concerning holdings. The registrar is: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone: 0871 664 0300 (calls cost 10p per minute plus network extras).

7.2 The registrar's website is www.capitaregistrars.com. This will give you access to your personal shareholding by means of your investor code (which is printed on your share certificate or statement of holding). A range of services is available to shareholders including: setting up or amending dividend bank mandates; proxy voting and amending personal details. Most services will require a user ID and password which will be provided on registration.

8 Special requirements

A black and white large text version of this document (without pictures) is available on request from the Company Secretary at the address below. A fully accessible html version of the annual report and financial statements is also available on our website which renders all of the text readable by voice browsers and screen readers.

9 Advisers

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP

JOINT FINANCIAL ADVISERS AND STOCKBROKERS
Dresdner Kleinwort
Merrill Lynch

REGISTRAR
Capita Registrars

SOLICITORS
Slaughter and May
Eversheds LLP

10 Company details

Registered office and contact details:
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ

telephone:	+44 (0)1274 731111
fax:	+44 (0)1274 727300
email:	enquiries@providentfinancial.com
website:	www.providentfinancial.com

COMPANY NUMBER
668987

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Provident Financial plc
olonnade
unbridge Ro
radford
D1 2LQ
nited Kingdo

elephone: +4 (0) 274 7 1 111
x: +4 (0) 274 72 300
mail: en ui es@providentfinancial.com
ebsite: w w.providentfinancial.com

Company number
68987

END